Exhibit 99.3

Dated 1 February 2010

(as amended pursuant to a letter agreement

dated 15 July 2010, an amendment letter

dated 3 November 2010 and a letter agreement

dated 3 August 2011 and as amended and restated on the Effective Date)

EUR 60,000,000

FACILITY AGREEMENT

for

INTERXION HOLDING N.V.

arranged by

BARCLAYS BANK PLC

CITIGROUP GLOBAL MARKETS LIMITED

FORTIS BANK (NEDERLAND) N.V.

MERRILL LYNCH INTERNATIONAL

CREDIT SUISSE AG, LONDON BRANCH

JEFFERIES FINANCE LLC

with

BARCLAYS BANK PLC

acting as Agent

and

BARCLAYS BANK PLC

acting as Security Trustee

SENIOR MULTICURRENCY

REVOLVING FACILITY AGREEMENT

ABU DHABI    |    BEIJING    |    BRUSSELS     |    DÜSSELDORF    |    FRANKFURT    |    HONG KONG    |    LONDON     |     MENLO PARK    |    MUNICH    |     NEW YORK    |    PARIS    |    ROME    |    SAN FRANCISCO    |    SÃO PAULO    |    SHANGHAI    |    SINGAPORE    |    TOKYO    |    TORONTO     |    WASHINGTON, DC

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29.	SHARING AMONG THE FINANCE PARTIES	98

30.	PAYMENT MECHANICS	100

31.	SET-OFF	103

32.	APPLICATION OF PROCEEDS	103

33.	NOTICES	105

34.	CALCULATIONS AND CERTIFICATES	108

35.	PARTIAL INVALIDITY	108

36.	REMEDIES AND WAIVERS	109

37.	CONFIDENTIALITY	109

38.	AMENDMENTS AND WAIVERS	114

39.	COUNTERPARTS	115

40.	GOVERNING LAW	115

41.	ENFORCEMENT	115

42.	SPECIAL PROVISIONS REGARDING ENFORCEMENT UNDER THE LAWS OF SPAIN	116

SCHEDULE 1 THE PARTIES		118

	Part 1 The Original Borrower	118

	Part 2 The Original Lenders	119

SCHEDULE 2 CONDITIONS PRECEDENT		120

	Part 1 Conditions Precedent to Initial Utilisation	120

	Part 2 Conditions Precedent required to be delivered by an Additional Obligor	125

SCHEDULE 3 UTILISATION REQUEST		128

SCHEDULE 4 MANDATORY COST FORMULAE		129

SCHEDULE 5 FORM OF TRANSFER CERTIFICATE		132

SCHEDULE 6 FORM OF ASSIGNMENT AGREEMENT		135

SCHEDULE 7 FORM OF ACCESSION LETTER		138

SCHEDULE 8 FORM OF RESIGNATION LETTER		141

SCHEDULE 9 FORM OF COMPLIANCE CERTIFICATE		142

SCHEDULE 10 LMA FORM OF CONFIDENTIALITY UNDERTAKING		143

SCHEDULE 11 TIMETABLES		147

SCHEDULE 12 INITIAL TRANSACTION SECURITY DOCUMENTS		148

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THIS AGREEMENT is dated 1 February 2010 (as amended pursuant to a letter agreement dated 15 July 2010, an amendment letter dated 3 November 2010 and a letter agreement dated 3 August 2011 and as amended and restated on the Effective Date) and made between:

(1)	INTERXION HOLDING N.V., a public company with limited liability (naamloze vennootschap), incorporated under the laws of The Netherlands, having its corporate seat (statutaire zetel) in Amsterdam, The Netherlands and its address at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands, registered with the Trade Register of the Chamber of Commerce under registration number 33301892 (the “Original Borrower” and the “Company”);

(2)	THE COMPANIES listed in Part 1 of Schedule 1 (The Parties) as original guarantors (the “Original Guarantors”);

(3)	BARCLAYS BANK PLC, CITIGROUP GLOBAL MARKETS LIMITED, FORTIS BANK (NEDERLAND) N.V.), JEFFERIES FINANCE LLC, CREDIT SUISSE AG, LONDON BRANCH and MERRILL LYNCH INTERNATIONAL as mandated lead arrangers (whether acting individually or together the “Existing Arranger”);

(4)	THE FINANCIAL INSTITUTIONS listed in Part 2 of Schedule 1 (The Parties) as lenders (the “Original Lenders”);

(5)	BARCLAYS BANK PLC as hedge counterparty (the “Original Hedge Counterparty”);

(6)	BARCLAYS BANK PLC as agent of the other Finance Parties (the “Agent”); and

(7)	BARCLAYS BANK PLC as security trustee and security agent for the Secured Parties (the “Security Trustee”).

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Acceptable Bank” means:

(a)	each Lender; or

(b)	a bank or financial institution which has a rating for its long-term unsecured and non credit-enhanced debt obligations of A– or higher by Standard & Poor’s Rating Services or Fitch Ratings Ltd or A3 or higher by Moody’s Investor Services Limited or a comparable rating from an internationally recognised credit rating agency; or

(c)	any other bank or financial institution approved by the Agent.

“Accession Letter” means a document substantially in the form set out in Schedule 7 (Form of Accession Letter).

“Accounting Principles” means:

(a)	in relation to the consolidated financial statements of the Company, IFRS and practices and financial reference periods used in the preparation of the Original Financial Statements and the Business Plan; and

(b)	in relation to any other member of the Group, generally accepted accounting principles and practices in its jurisdiction of incorporation used in the preparation of the Original Financial Statements.

“Additional Borrower” means a person which becomes an Additional Borrower in accordance with Clause 26 (Changes to the Obligors).

“Additional Cost Rate” has the meaning given to it in Schedule 4 (Mandatory Cost Formulae).

“Additional Arranger” means Barclays Bank PLC, Citigroup Global Markets Limited, ABN AMRO Bank N.V. (legal successor to Fortis Bank (Nederland) N.V.), and Banc of America Securities Limited, (whether acting individually or together);

“Additional Guarantor” means a person which becomes an Additional Guarantor in accordance with Clause 26 (Changes to the Obligors).

“Additional Obligor” means an Additional Borrower or an Additional Guarantor.

“Adjusted EBITDA” has the meaning given to it in Clause 22.1 (Financial definitions).

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Affiliate Election Notice” means a notice substantially in the form set out in Schedule 20 (Form of Affiliate Election Notice).

“Agent’s Spot Rate of Exchange” means the Agent’s spot rate of exchange for the purchase of the relevant currency with the Base Currency in the London foreign exchange market at or about 11:00 a.m. on a particular day.

“Alternative Market Disruption Event” has the meaning given to that term in Clause 12.2 (Market disruption).

“Alternative Reference Bank Rate” has the meaning given to that term in Clause 12.3 (Alternative Reference Bank Rate).

“Alternative Reference Banks” means, in relation to a Loan in a currency other than Euro, the principal London offices of the banks listed in Part 1 of Schedule 14 (Alternative Reference Banks) and, in relation to a Loan in Euro, the principal office in London of the banks listed in Part 2 of Schedule 14 (Alternative Reference Banks) or such other banks as may be appointed by the Agent in consultation with the Obligors’ Agent.

“Amendment Agreement” means the amendment agreement to this Agreement dated on or about 9 May 2012 between, among others, the Company, the Agent, the Security Trustee and the Lenders.

“Ancillary Commencement Date” means, in relation to an Ancillary Facility, the date on which that Ancillary Facility is first made available, which date shall be a Business Day within the Availability Period.

“Ancillary Commitment” means, in relation to an Ancillary Lender and an Ancillary Facility, the maximum Base Currency Amount which that Ancillary Lender has agreed (whether or not subject to satisfaction of conditions precedent) to make available from time to time under an Ancillary Facility and which has been authorised as such under Clause 7 (Ancillary Facilities), to the extent that amount is not cancelled or reduced under this Agreement or the Ancillary Documents relating to that Ancillary Facility.

“Ancillary Document” means each document relating to or evidencing the terms of an Ancillary Facility.

“Ancillary Facility” means any ancillary facility made available by an Ancillary Lender in accordance with Clause 7 (Ancillary Facilities).

“Ancillary Facility Request” means a notice requesting the establishment of an Ancillary Facility substantially in the form set out in Schedule 19 (Form of Ancillary Facility Request).

“Ancillary Lender” means each Lender (or Affiliate of a Lender) which makes available an Ancillary Facility in accordance with Clause 7 (Ancillary Facilities).

“Ancillary Outstandings” means, at any time, in relation to an Ancillary Lender and an Ancillary Facility then in force the aggregate of the equivalents (as calculated by that Ancillary Lender) in the Base Currency of the following amounts outstanding under that Ancillary Facility:

(a)	the principal amount under each overdraft facility and on demand short term loan facility;

(b)	the face amount of each guarantee under that Ancillary Facility; and

(c)	the amount fairly representing the aggregate exposure (excluding interest and similar charges) of that Ancillary Lender under each other type of accommodation provided under that Ancillary Facility, in each case net of any credit balances on any account of any Borrower of an Ancillary Facility with the Ancillary Lender making available that Ancillary Facility to the extent that such credit balances are freely available to be set-off by that Ancillary Lender against liabilities owed to it by that Borrower under that Ancillary Facility and as determined by such Ancillary Lender in accordance with the relevant Ancillary Document or normal banking practice.

“Annual Financial Statements” has the meaning given to that term in Clause 21 (Information Undertakings).

“Arranger” means the Existing Arranger and, with effect from the Effective Date, the Additional Arranger.

“Assignment Agreement” means an agreement substantially in the form set out in Schedule 6 (Form of Assignment Agreement) or any other form agreed between the relevant assignor and assignee.

“Auditors” means one of PricewaterhouseCoopers, Ernst & Young, KPMG or Deloitte & Touche or such other firm approved in advance by the Majority Lenders (such approval not to be unreasonably withheld or delayed).

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Availability Period” means the period from and including the date of this Agreement to and including the date falling one month prior to the Termination Date.

“Available Commitment” means a Lender’s Commitment minus (subject to Clause 7.8 (Affiliates of Lenders as Ancillary Lenders) and as set out below):

(a)	the Base Currency Amount of its participation in any outstanding Loans and the Base Currency Amount of the aggregate of its Ancillary Commitments; and

(b)	in relation to any proposed Utilisation, the Base Currency Amount of its participation in any Loans that are due to be made on or before the proposed Utilisation Date and the Base Currency Amount of its Ancillary Commitment in relation to any new Ancillary Facility that is due to be made available on or before the proposed Utilisation Date.

For the purposes of calculating a Lender’s Available Commitment in relation to any proposed Utilisation, the following amounts shall not be deducted from a Lender’s Commitment:

(i)	that Lender’s participation in any Loans or part thereof that are due to be repaid or prepaid on or before the proposed Utilisation Date; and

(ii)	that Lender’s (or its Affiliate’s) Ancillary Commitments to the extent that they are due to be reduced or cancelled on or before the proposed Utilisation Date.

“Available Facility” means the aggregate for the time being of each Lender’s Available Commitment.

“Base Currency” means Euro.

“Base Currency Amount” means:

(a)	in relation to a Loan, the amount specified in the Utilisation Request delivered by a Borrower for that Loan (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent’s Spot Rate of Exchange on the date which is three Business Days before the Utilisation Date or, if later, on the date the Agent receives the Utilisation Request in accordance with the terms of this Agreement); and

(b)	in relation to an Ancillary Commitment, the amount specified as such in the Ancillary Facility Request delivered to the Agent by the Obligors’ Agent pursuant to Clause 7.2 (Availability) (or, if the amount specified is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent’s Spot Rate of Exchange on the date which is three Business Days before the Ancillary Commencement Date for that Ancillary Facility or, if later, the date the Agent receives the notice of the Ancillary Commitment in accordance with the terms of this Agreement), as adjusted to reflect any repayment or prepayment of a Loan, or (as the case may be) cancellation or reduction of an Ancillary Facility.

“Base Reference Bank Rate” means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Base Reference Banks:

(a)	in relation to LIBOR, as the rate at which the relevant Base Reference Bank could borrow funds in the London interbank market; or

(b)	in relation to EURIBOR, as the rate at which the relevant Base Reference Bank could borrow funds in the European interbank market,

in the relevant currency and for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period.

“Base Reference Banks” means, in relation to LIBOR, the principal office in London of Citibank N.A., London Branch, Bank of America, N.A. (London Branch), ABN AMRO Bank N.V. (legal successor of Fortis Bank (Nederland) N.V.) and Barclays Bank PLC and, in relation to EURIBOR, the principal office in London of Citibank N.A., London Branch, Bank of America, N.A. (London Branch), ABN AMRO Bank N.V. (legal successor of Fortis Bank (Nederland) N.V.) and Barclays Bank PLC and/or, in each case, such other banks as may be appointed by the Agent in consultation with the Obligors’ Agent.

“Belgian Guarantor” means a Guarantor incorporated and existing under Belgian law;

“Bond Indenture” means the Senior Secured Indenture as such term is defined in the Intercreditor Agreement.

“Bond Trustee” means the Senior Secured Trustees as such term is defined in the Intercreditor Agreement.

“Bonds” means the Senior Secured Notes as such term is defined in the Intercreditor Agreement.

“Borrower” means the Original Borrower or an Additional Borrower unless it has ceased to be a Borrower in accordance with Clause 26 (Changes to the Obligors).

“Break Costs” means the amount (if any) by which:

(a)	the interest (excluding the Margin and Mandatory Costs) which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b)	the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London and Amsterdam and:

(a)	(in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or

(b)	(in relation to any date for payment or purchase of euro) any TARGET Day.

“Business Plan” means the business plan for the Group in the agreed form and dated 11 January 2010.

“Charged Property” means all of the assets of the Obligors which from time to time are, or are expressed to be, the subject of the Transaction Security.

“Closing Date” means the date on which the Company has received the proceeds of the offering of the Bonds.

“Commitment” means:

(a)	in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading “Commitment” in Part 2 of Schedule 1 (The Parties) and the amount of any other Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase); and

(b)	in relation to any other Lender, the amount in the Base Currency of any Commitment transferred to it under this Agreement or assumed by it in accordance with Clause 2.2 (Increase),

to the extent not cancelled, reduced or transferred by it under this Agreement.

“Compliance Certificate” means a certificate substantially in the form set out in Schedule 9 (Form of Compliance Certificate).

“Confidential Information” means all information relating to any Obligor, the Group, the Finance Documents or the Facility in respect of which a Finance Party becomes aware in its capacity as or for the purpose of becoming a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or the Facility from either:

(a)	any member of the Group or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(i)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 37 (Confidentiality); or

(ii)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(iii)	is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

“Confidentiality Undertaking” means a confidentiality undertaking substantially in a recommended form of the LMA as set out in Schedule 10 (LMA Form of Confidentiality Undertaking) or in any other form agreed between the Company and the Agent.

“Continuing Financing Agreements” means each financing agreement under which the financial indebtedness or guarantee (as the case may be) listed in Schedule 15 (Continuing Financing Agreements) arises.

“Continuing Security” means any Security listed in Schedule 16 (Continuing Security).

“Danish Guarantor” means a Guarantor incorporated and existing under Danish law.

“Default” means an Event of Default or any event or circumstance specified in Clause 24 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Defaulting Lender” means any Lender:

(a)	which has failed to make its participation in a Loan available or has notified the Agent that it will not make its participation in a Loan available by the Utilisation Date of that Loan in accordance with Clause 5.4 (Lenders’ participation);

(b)	which has otherwise rescinded or repudiated a Finance Document; or

(c)	with respect to which an Insolvency Event has occurred and is continuing,

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within three Business Days of its due date; or

(ii)	the Lender is disputing in good faith whether it is contractually obliged to make the payment in question.

“Delegate” means any delegate, agent, attorney or co-trustee appointed by the Security Trustee.

“Disruption Event” means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

“Dormant Subsidiary” means those members of the Group identified in Schedule 17 (Dormant Subsidiaries) and a member of the Group which does not trade (for itself or as agent for any person) and does not own, legally or beneficially, assets (including, without limitation, indebtedness owed to it) which in aggregate have a value of EUR 50,000 or more (or its equivalent in any other currency).

“Dutch Civil Code” means the Dutch Civil Code (Burgerlijk Wetboek).

“Dutch FSA” means the Financial Supervision Act (Wet op het financieel toezicht), including any regulations issued pursuant thereto.

“Dutch Obligor” means an Obligor incorporated in The Netherlands.

“Effective Date” has the meaning given to that term in the Amendment Agreement.

“Environment” means humans, animals, plants and all other living organisms including the ecological systems of which they form part and the following media:

(a)	air (including, without limitation, air within natural or man-made structures, whether above or below ground);

(b)	water (including, without limitation, territorial, coastal and inland waters, water under or within land and water in drains and sewers); and

(c)	land (including, without limitation, land under water).

“Environmental Claim” means any claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law.

“Environmental Law” means any applicable law or regulation which relates to:

(a)	the pollution or protection of the Environment;

(b)	the conditions of the workplace; or

(c)	the generation, handling, storage, use, release or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the Environment, including, without limitation, any waste.

“Environmental Permits” means any permit and other Authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group conducted on or from the properties owned or used by any member of the Group.

“Existing Facilities” means:

(a)	the EUR 135,000,000 revolving credit facility agreement with term out dated 4 September 2008 (as amended and restated on 18 June 2009) and made between, amongst others, InterXion Holding N.V. as borrower and ABN AMRO BANK N.V. (legal successor to Fortis Bank (Nederland) N.V.), and Coöperatieve Rabobank Regio Schiphol U.A. and ING Bank N.V. as lenders; and

(b)	the EUR 45,000,000 junior term loan facility agreement dated 18 June 2009 between InterXion Holding N.V. as borrower and ABN AMRO BANK N.V. (legal successor to Fortis Bank (Nederland) N.V.) and Coöperatieve Rabobank Regio Schiphol U.A. and ING Corporate Investments Mezzanine Fonds B.V. as lenders.

“Existing Security” means any security granted under the Existing Facilities.

“EURIBOR” means in relation to any Loan:

(a)	the applicable Screen Rate; or

(b)	(if no Screen Rate is available for the Interest Period of that Loan) the Base Reference Bank Rate;

as of the Specified Time on the Quotation Day for euro and for a period comparable to the Interest Period of that Loan, and, if any such rate is below zero, EURIBOR will be deemed to be zero.

“Event of Default” means any event or circumstance specified as such in Clause 24 (Events of Default).

“Facility” means the revolving loan facility made available under this Agreement as described in Clause 2 (The Facility).

“Facility Office” means the office or offices notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement.

“Fee Letter” means any letter or letters dated on or about the date of this Agreement between the Arranger and the Company, the Agent and the Company or the Security Trustee and the Company setting out any of the fees referred to in Clause 13 (Fees), any letter between the Obligors’ Agent and an Increase Lender referred to in paragraph (e) of Clause 2.2 (Increase), the fee letter dated on or about the Effective Date between the Company and certain of the Arrangers and any other letter designated a “Fee Letter” by the Agent and the Company.

“Finance Document” means this Agreement, the Intercreditor Agreement, the Transaction Security Documents, any Hedging Agreement, any Ancillary Document, any Compliance Certificate, any Fee Letter, any Accession Letter, any Resignation Letter, any Utilisation Request and any other document designated as a “Finance Document” by the Agent and the Company, provided that where the term “Finance Document” is used in, and construed for the purposes of, this Agreement or the Intercreditor Agreement, a Hedging Agreement shall be a Finance Document only for the purposes of:

(a)	the definition of Material Adverse Effect;

(b)	paragraph (a) of the definition of Permitted Transaction;

(c)	the definition of Transaction Security Documents;

(d)	paragraph (a)(v) of Clause 1.2 (Construction);

(e)	Clause 16.1 (Currency indemnity);

(f)	Clause 19 (Guarantee and Indemnity); and

(g)	Clause 24 (Events of Default) (other than Clause 24.18 (Acceleration)).

“Finance Lease” has the meaning given to that term in Clause 22.1 (Financial definitions).

“Finance Party” means the Agent, the Arranger, the Security Trustee, a Lender, a Hedge Counterparty, or any Ancillary Lender, provided that where the term “Finance Party” is used in, and construed for the purposes of, this Agreement or the Intercreditor Agreement, a Hedge Counterparty shall be a Finance Party only for the purposes of:

(a)	the definition of Secured Parties;

(b)	paragraph (a)(i) of Clause 1.2 (Construction);

(c)	paragraph (c) of the definition of Material Adverse Effect;

(d)	Clause 16.1 (Currency indemnity);

(e)	Clause 19 (Guarantee and Indemnity); and

(f)	Clause 28 (Conduct of Business by the Finance Parties).

“Financial Indebtedness” means any indebtedness for or in respect of:

(a)	moneys borrowed and debit balances at banks or other financial institutions;

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of Finance Leases;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold or discounted on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement, sale and sale back or sale and leaseback agreement) required by Accounting Principles to be shown as a borrowing in the audited consolidated financial statements of the Company or having the commercial effect of a borrowing;

(g)	any Treasury Transaction (and, when calculating the value of any Treasury Transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close out of that Treasury Transaction, that amount) shall be taken into account);

(h)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of an entity which is not a member of the Group which liability would fall within one of the other paragraphs of this definition;

(i)	any amount raised by the issue of shares which are redeemable before the Termination Date or are otherwise classified as borrowings under the Accounting Principles;

(j)	any amount of any liability under an advance or deferred purchase agreement if (i) one of the primary reasons behind the entry into the agreement is to raise finance or to finance the acquisition or construction of the asset or service in question or (ii) the agreement is in respect of the supply of assets or services and payment is due more than 180 days after the date of supply and is not entered into in the ordinary course of business; and

(k)	(without double counting) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) above.

“Financial Quarter” has the meaning given to it in Clause 22.1 (Financial definitions).

“Financial Support Direction” means a financial support direction issued by the Pensions Regulator under section 43 of the Pensions Act 2004.

“Financial Year” has the meaning given to it in Clause 22.1 (Financial definitions).

“French Guarantor” means a Guarantor incorporated in France.

“German GmbH Guarantor” means a Guarantor incorporated in the Federal Republic of Germany in the legal form of a limited liability company (Gesellschaft mit beschränkter Haftung (GmbH)).

“Group” means the Company and each of its Subsidiaries from time to time.

“Guarantor” means an Original Guarantor or an Additional Guarantor unless it has ceased to be a Guarantor in accordance with Clause 26 (Changes to the Obligors).

“Hedging Agreement” means any master agreement, confirmation, schedule or other agreement entered into or to be entered into by a Debtor (as defined in the Intercreditor Agreement) and a Hedge Counterparty for the purpose of hedging risks which, at the time that the master agreement, confirmation, schedule or other agreement (as the case may be) is entered into, is permitted pursuant to paragraph Clause 23.21 (Treasury Transactions) of this Agreement.

“Hedge Counterparty” means:

(a)	the Original Hedge Counterparty; and

(b)	any person which has become a Party as a Hedge Counterparty in accordance with Clause 25.9 (Accession of Hedge Counterparties),which, in each case, is or has become a party to the Intercreditor Agreement as a Hedge Counterparty in accordance with the provisions of the Intercreditor Agreement.

“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

“HQ” means Interxion HeadQuarters B.V.

“IFRS” means international accounting standards within the meaning of the IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Impaired Agent” means the Agent at any time when:

(a)	it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;

(b)	the Agent otherwise rescinds or repudiates a Finance Document;

(c)	(if the Agent is also a Lender) it is a Defaulting Lender under paragraph (a) or (b) of the definition of Defaulting Lender; or

(d)	an Insolvency Event has occurred and is continuing with respect to the Agent,

unless, in the case of paragraph (a) above:

(i)	its failure to pay is caused by:

(A)	administrative or technical error; or

(B)	a Disruption Event; and

payment is made within three Business Days of its due date; or

(ii)	the Agent is disputing in good faith whether it is contractually obliged to make the payment in question.

“Increase Confirmation” means a confirmation substantially in the form set out in Schedule 13 (Form of Increase Confirmation).

“Increase Lender” has the meaning given to that term in Clause 2.2 (Increase).

“Insolvency Event” in relation to a Finance Party means that the Finance Party:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(e)	becomes subject to the appointment of an administrator, liquidator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets;

(f)	has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter;

(g)	causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (f) above; or

(h)	becomes subject to either a bank insolvency or bank administration within the meaning given to such terms by the United Kingdom Banking Act 2009.

“Intercreditor Agreement” means the intercreditor agreement dated on or about the date of this Agreement and made between, amongst others, the Company, the Original Debtors as named therein, the Security Trustee, the Lenders, the Hedge Counterparties (if any) (as defined in the Intercreditor Agreement) and the Bond Trustee.

“Interest Period” means, in relation to a Loan, each period determined in accordance with Clause 11 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 10.3 (Default interest).

“Intermediate Holdco” has the meaning given to it in Clause 23.26 (Conditions subsequent).

“IPO” means the admission to trading of part of the share capital of the Company to the New York Stock Exchange on 28 January 2011.

“Joint Venture” means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.

“Lender” means:

(a)	any Original Lender; and

(b)	any bank, financial institution, trust, fund or other entity which has become a Party as a Lender in accordance with Clause 2.2 (Increase) or Clause 25 (Changes to the Lenders),

which in each case has not ceased to be a Lender in accordance with the terms of this Agreement.

“Lender Accession Undertaking” means a document substantially in the form set out in Schedule 21 (Form of Lender Accession Undertaking).

“Leverage” has the meaning give to that term in Clause 22.1 (Financial definitions).

“LIBOR” means, in relation to any Loan:

(a)	the applicable Screen Rate; or

(b)	(if no Screen Rate is available for the currency or Interest Period of that Loan) the Base Reference Bank Rate,

as of the Specified Time on the Quotation Day for the currency of that Loan and for a period comparable to the Interest Period of that Loan, and, if any such rate is below zero, LIBOR will be deemed to be zero.

“LMA” means the Loan Market Association.

“Loan” means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

“Majority Lenders” means:

(a)

(for the purposes of paragraph (a) of Clause 38.1 (Required consents) in the context of a waiver in relation to a proposed Utilisation of the Facility of the condition in Clause 4.2 (Further conditions precedent)), a Lender or Lenders whose Commitments aggregate at least 66 2/3 per cent. of the Total Commitments; and

(b)

(in any other case), a Lender or Lenders whose Commitments aggregate at least 66 2/3 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated at least 66 2/3 per cent. of the Total Commitments immediately prior to the reduction).

“Mandatory Cost” means the percentage rate per annum calculated by the Agent in accordance with Schedule 4 (Mandatory Cost Formulae).

“Margin” means 3.75 per cent. per annum, provided that if:

(a)	No Event of Default has occurred and is continuing; and

(b)	Leverage in respect of the most recently completed Relevant Period is within a range set out below,

then the Margin for each Loan will be the percentage per annum set out below opposite that range:

Leverage	Margin (% per annum)
Greater than 2.75:1	3.75
Less than or equal to 2.75:1 but greater than 2.00:1	3.25
Less than or equal to 2.00:1	2.75

However:

(i)	any increase or decrease in the Margin for a Loan shall take effect on the date (the “reset date”) which is five Business Days after receipt by the Agent of the Compliance Certificate for that Relevant Period pursuant to Clause 21.2 (Provision and contents of Compliance Certificate);

(ii)	if the effect of the above would be to cause the Margin to reduce by more than one level on any reset date then the Margin will decrease by one level only on that reset date;

(iii)	if, following receipt by the Agent of the Annual Financial Statements and related Compliance Certificate, those statements and Compliance Certificate do not confirm the basis for a reduced Margin, then the provisions of Clause 10.2 (Payment of interest) shall apply and the Margin for that Loan shall be the percentage per annum determined using the table above and the revised ratio of Leverage calculated using the figures in the Compliance Certificate;

(iv)	while an Event of Default is continuing, the Margin for each Loan shall be the highest percentage per annum set out above for a Loan; and

(v)	for the purpose of determining the Margin, Leverage and Relevant Period shall be determined in accordance with Clause 22.1 (Financial definitions).

“Material Adverse Effect” means a material adverse effect on:

(a)	the business, operations, property or financial condition of the Group taken as a whole; or

(b)	the ability of the Obligors (taken as a whole) to perform their payment obligations under the Finance Documents or the ability of the Company to comply with Clause 22 (Financial Covenants); or

(c)	the validity or enforceability of, or the effectiveness or ranking of any Security granted or purporting to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents.

“Material Company” means, at any time:

(a)	an Obligor; or

(b)	a wholly-owned member of the Group that holds shares in an Obligor; or

(c)	a Subsidiary of the Company which has earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Adjusted EBITDA) representing five per cent. or more of Adjusted EBITDA, or has net assets (calculated on an unconsolidated basis and excluding intra-group items and investments in Subsidiaries of any Member of the Group) representing five per cent. or more of the net assets, of the Group calculated on a consolidated basis.

Compliance with the conditions set out in paragraph (c) shall be determined by reference to the most recent Compliance Certificate supplied by the Company and/or the latest audited financial statements of that Subsidiary (consolidated in the case of a Subsidiary which itself has Subsidiaries) and the latest audited consolidated financial statements of the Group. However, if a Subsidiary has been acquired since the date as at which the latest audited consolidated financial statements of the Group were prepared, the financial statements shall be deemed to be adjusted in order to take into account the acquisition of that Subsidiary (that adjustment being certified by the Company’s Auditors as representing an accurate reflection of the revised Adjusted EBITDA or net assets of the Group).

A report by the Auditors of the Company that a Subsidiary is or is not a Material Company shall, in the absence of manifest error, be conclusive and binding on all parties.

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period. “Monthly” shall be construed accordingly.

“New Lender” has the meaning given to it in Clause 25.1 (Assignments and transfers by the Lenders).

“Non-Material Subsidiary” means InterXion Real Estate I B.V., InterXion Real Estate Holding B.V. and InterXion Telecom Srl.

“Obligor” means a Borrower or a Guarantor.

“Obligors’ Agent” has the meaning given to it in Clause 2.4 (Obligors’ Agent).

“Optional Currency” means a currency (other than the Base Currency) which complies with the conditions set out in Clause 4.3 (Conditions relating to Optional Currencies).

“Original Financial Statements” means, in relation to the Company:

(a)	the audited consolidated financial statements for its financial year ended 31 December 2008; and

(b)	its unaudited consolidated management accounts for 31 December 2009.

“Original Obligor” means the Original Borrower or any Original Guarantor.

“Participating Member State” means any member state of the European Union that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Party” means a party to this Agreement.

“Permitted Share Issue” means an issue of:

(a)	ordinary shares by the Company paid for in full in cash upon issue and which by their terms are not redeemable and where such issue does not lead to the occurrence of an event described under Clause 9.2(b) (Change of control or sale of assets); or

(b)	shares by a member of the Group which is a Subsidiary to its immediate Holding Company where (if the existing shares of the Subsidiary are the subject of Transaction Security) the newly-issued shares also become subject to Transaction Security on the same terms.

“Permitted Transaction” means:

(a)	any disposal required, Financial Indebtedness incurred, guarantee, indemnity or Security or Quasi-Security given, or other transaction arising, under the Finance Documents;

(b)	the solvent liquidation or reorganisation of any member of the Group where:

(i)	all of the business and assets of that member of the Group remain within the Group (and, if that member of the Group was an Obligor immediately prior to such liquidation or reorganisation being implemented, all of the business and assets of that member are retained by one or more other Obligors); and

(ii)	if it or its assets or the shares in it were subject to Transaction Security immediately prior to such reorganisation, the Finance Parties will enjoy (in the reasonable opinion of the Agent) substantially the same or equivalent Transaction Security over the same assets or, as the case may be, over it or the shares in it (or in each case over the shares of its successor) and, if a new holding company is inserted as part of such liquidation or reorganisation, security over the shares of such holding company, and provided that no Default would arise from such liquidation or reorganisation;

(c)	transactions (other than (i) any sale, lease, license, transfer or other disposal and (ii) the granting or creation of Security or the incurring or permitting to subsist of Financial Indebtedness) conducted in the ordinary course of trading on arm’s length terms; or

(d)	the conversion of Interxion S.A.R.L. into a société par actions simplifiée and the conversion of Interxion España S.L. into a sociedad anónima, provided in each case that the Transaction Security granted over their shares remains in full force and effect or, if required to be released in order to effect such conversion, is released and immediately retaken over the shares of the new entity and such Transaction Security Documents, Authorisations, opinions and other documents or assurance as the Agent considers to be necessary or desirable in connection with any of the foregoing or the validity or enforceability of any Finance Document are delivered to the Agent.

“Quarter Date” has the meaning given to it in Clause 22.1 (Financial definitions).

“Quasi-Security” means any transaction or arrangement in which a member of the Group agrees to:

(a)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by a member of the Group;

(b)	sell, transfer or otherwise dispose of any of receivables on recourse terms;

(c)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(d)	enter into any other preferential arrangement having a similar effect,

in each case where such arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

“Quotation Day” means, in relation to any period for which an interest rate is to be determined:

(a)	(if the currency is Sterling) the first day of that period;

(b)	(if the currency is Euro) two TARGET Days before the first day of that period; or

(c)	(for any other currency) two Business Days before the first day of that period,

unless market practice differs in the Relevant Interbank Market, in which case the Quotation Day will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

“Receiver” means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property, not including a Dutch curator or bewindvoerder.

“Related Fund” in relation to a fund (the “first fund”), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

“Relevant Interbank Market” means in relation to euro, the European interbank market and, in relation to any other currency, the London interbank market.

“Relevant Jurisdiction” means:

(a)	the jurisdiction of incorporation of each member of the Group; and

(b)	the jurisdiction where any asset subject to or intended to be subject to the Transaction Security is situated.

“Repeating Representations” means each of the representations set out in Clauses 20.1 (Status) to 20.6 (Governing law and enforcement) (inclusive), Clause 20.10 (No default), paragraph (d) of Clause 20.11 (No misleading information), paragraph (d) of Clause 20.12 (Financial statements), Clause 20.13 (No proceedings pending or threatened), Clause 20.19 (Good title to assets) to Clause 20.21 (Shares) (inclusive) and Clause 20.24 (Centre of main interests and establishments).

“Replacement Debt” has the meaning given to such term in Clause 23.29 (Note Purchase Condition).

“Resignation Letter” means a letter substantially in the form set out in Schedule 8 (Form of Resignation Letter).

“Restricted Group” means the Company and its Restricted Subsidiaries, from time to time.

“Restricted Subsidiary” has the meaning given to such term in Schedule 18 (New York Law Undertakings).

“Rollover Loan” means one or more Loans:

(a)	made or to be made on the same day that one or more maturing Loan(s) is or are due to be repaid;

(b)	the aggregate amount of which is equal to or less than the maturing Loan(s);

(c)	in the same currency as the maturing Loan(s) (unless it arose as a result of the operation of Clause 6.2 (Unavailability of a currency)); and

(d)	made or to be made to the same Borrower for the purpose of refinancing the maturing Loan(s).

“Screen Rate” means:

(a)	in relation to LIBOR, the British Bankers’ Association Interest Settlement Rate for the relevant currency and period; and

(b)	in relation to EURIBOR, the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period,

displayed on the appropriate page of the Reuters screen. If the agreed page is replaced or service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with the Obligors’ Agent and the Lenders.

“Secured Obligations” means all obligations at any time due, owing or incurred by any Obligor to any Secured Party under the Finance Documents, whether present or future, actual or contingent (and whether incurred solely or jointly and whether as principal or surety or in some other capacity).

“Secured Parties” means the Security Trustee, any Receiver or Delegate, the Agent, each Lender, each Hedge Counterparty and the Arranger and each Ancillary Lender from time to time party to this Agreement.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Separate Loan” has the meaning given to that term in Clause 8 (Repayment).

“Spanish Obligor” means an Obligor incorporated in Spain.

“Specified Time” means a time determined in accordance with Schedule 11 (Timetables).

“Subsidiary” means:

(a)	in relation to any company or corporation incorporated in The Netherlands, a company or corporation which is a subsidiary of such company or corporation within the meaning of Article 24a of Book 2 of the Dutch Civil Code; and

(b)	in relation to any company or corporation not incorporated in The Netherlands, a company or corporation:

(i)	which is controlled, directly or indirectly, by the first mentioned company or corporation;

(ii)	more than half the issued share capital of which is beneficially owned, directly or indirectly by the first mentioned company or corporation; or

(iii)	which is a Subsidiary of another Subsidiary of the first mentioned company or corporation,

and for this purpose, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body whether through the ownership of voting capital, by contract or otherwise.

“Super Majority Lenders” means a Lender or Lenders whose Commitments (and for this purpose the amount of any Lender’s Commitment shall not be reduced by the amount of its Ancillary Commitment) aggregate at least 90 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated at least 90 per cent. of the Total Commitments immediately prior to that reduction).

“TARGET” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises interlinked national real time gross settlement systems and the European Central Bank’s payment mechanism and which began operations on 4 January 1999.

“TARGET2” means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007.

“TARGET Day” means:

(a)	until such time as TARGET is permanently closed down and ceases operations, any day on which both TARGET and TARGET2 are open for the settlement of payments in Euro; and

(b)	following such time as TARGET is permanently closed down and ceases operations, any day on which TARGET2 is open for the settlement of payments in Euro.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure by an Obligor to pay or any delay by an Obligor in paying any of the same).

“Term Debt” has the meaning given to such term in Clause 23.29 (Note Purchase Condition).

“Termination Date” means 12 May 2016.

“Total Commitments” means the aggregate of the Commitments, being EUR 60,000,000 at the Effective Date.

“Transaction Security” means the Security created or expressed to be created pursuant to the Transaction Security Documents.

“Transaction Security Documents” means each of the documents listed as being a Transaction Security Document in Schedule 12 (Initial Transaction Security Documents) and any document required to be delivered to the Agent under paragraph 3 of Part 1 and paragraphs 15 to 17 inclusive of Part 2 of Schedule 2 (Conditions Precedent), together with any other document entered into by any Obligor creating or expressed to create any Security over all or any part of its assets in respect of the obligations of any of the Obligors under any of the Finance Documents.

“Transfer Certificate” means a certificate substantially in the form set out in Schedule 5 (Form of Transfer Certificate) or any other form agreed between the Agent and the Company.

“Transfer Date” means, in relation to a transfer or assignment, the later of:

(a)	the proposed Transfer Date specified in the Transfer Certificate or Assignment Agreement (as the case may be); and

(b)	the date on which the Agent executes the Transfer Certificate or Assignment Agreement (as the case may be).

“Treasury Transactions” means any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price.

“Unpaid Sum” means any sum due and payable but unpaid by an Obligor under the Finance Documents.

“Utilisation” means a utilisation of the Facility.

“Utilisation Date” means the date of a Utilisation, being the date on which the relevant Loan is to be made.

“Utilisation Request” means a notice substantially in the form set out in Schedule 3 (Utilisation Request).

“VAT” means turnover tax or value added tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature.

1.2	Construction

(a)	Unless a contrary indication appears any reference in this Agreement to:

(i)	the “Agent”, the “Arranger”, the “Security Trustee”, any “Finance Party”, any “Secured Party”, any “Lender”, any “Hedge Counterparty”, any “Obligor” or any “Party” shall be construed so as to include its successors in title, permitted assigns and permitted transferees and, in the case of the Security Trustee, any person for the time being appointed as Security Trustee or Security Trustees in accordance with this Agreement;

(ii)	a document in “agreed form” is a document which is previously agreed in writing by or on behalf of the Obligors’ Agent and the Agent or, if not so agreed, is in the form specified by the Agent;

(iii)	“acting in concert” has the meaning given to that term in Clause 9.2 (Change of control or sale of assets);

(iv)	“assets” includes present and future properties, revenues and rights of every description;

(v)	a “Finance Document” or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended, replaced or restated;

(vi)	“guarantee” means (other than in Clause 19 (Guarantee and Indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(vii)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(viii)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(ix)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(x)	a provision of law is a reference to that provision as amended or re-enacted;

(xi)	words importing the plural shall include the singular and vice versa; and

(xii)	a time of day is a reference to London time.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)	A Borrower providing “cash cover” for an Ancillary Facility means that Borrower paying an amount in the currency of that Ancillary Facility to an interest-bearing account in the name of that Borrower and the following conditions being met:

(i)	the account is with the Ancillary Lender in respect of that Ancillary Facility;

(ii)	until no amount is or may be outstanding under that Ancillary Facility, withdrawals from the account may only be made to pay the Ancillary Lender amounts due and payable to it under this Agreement in respect of that Ancillary Facility; and

(iii)	that Borrower has executed a security document over that account, in form and substance satisfactory to the Ancillary Lender with which that account is held, creating a first ranking security interest over that account.

(e)	A Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been remedied or waived.

(f)	A Borrower “repaying” or “prepaying” Ancillary Outstandings means:

(i)	that Borrower providing cash cover in respect of those Ancillary Outstandings;

(ii)	the maximum amount payable under that Ancillary Facility being reduced in accordance with its terms; or

(iii)	the Ancillary Lender being satisfied that it has no further liability under that Ancillary Facility,

and the amount by which Ancillary Outstandings are repaid or prepaid under paragraphs 1.2(f) (i) and (ii) above is the amount of the relevant cash cover or reduction.

(g)	An amount borrowed includes any amount utilised under an Ancillary Facility.

(h)	Dutch Terms

In this Agreement, where it relates to a Dutch entity, a reference to:

(i)	a necessary action to authorise, where applicable, includes without limitation:

(A)	any action required to comply with the Dutch Works Council Act (Wet op de ondernemingsraden); and

(B)	obtaining unconditional positive advice (advies) from each competent works council;

(ii)	a winding-up, administration or dissolution includes a Dutch entity being:

(A)	declared bankrupt (failliet verklaard);

(B)	dissolved (ontbonden);

(iii)	a moratorium includes (voorlopige) surséance van betaling and granted a moratorium includes (voorlopige) surséance van betaling verleend;

(iv)	a trustee in bankruptcy includes a curator;

(v)	an administrator includes a bewindvoerder;

(vi)	a Receiver or an administrative receiver does not include a curator or bewindvoerder; and

(vii)	an attachment includes a conservatoir beslag or executoriaal beslag.

(i)	Spanish Terms

In this Agreement, a reference to any of the following (in the case of paragraph (a) or (b) below, in relation to (or to the obligations of) a company incorporated in Spain):

(i)	a “winding up”, “administration” or “dissolution” includes any disolución, liquidación, procedimiento concursal, concurso or any other similar proceedings;

(ii)	a “receiver”, “administrative receiver”, “administrator” or the like includes a depositario, administrador judicial or administrador concursal or any other person performing the same function of each of the foregoing;

(iii)	a “matured obligation” includes any crédito vencido, líquido y exigible;

(iv)	a “security interest” includes any prenda (con o sin desplazamiento), hipoteca (mobiliaria o inmobiliaria) and any other garantia real o personal, derecho de retentión or other transactions having the same effect as each of the foregoing;

(v)	a person being “unable to pay its debts” includes that person being in a state of insolvencia or concurso; and

(vi)	“control” has the meaning provided in Article 42 of the Spanish Code of Commerce.

(j)	French Terms

In this Agreement, (i) any reference to a legal provision applicable to sociétés à responsabilité limitée and for which French law provides for no equivalent rule applicable to sociétés par actions simplifiée shall not apply to Interxion France S.A.S. (formerly Interxion France S.A.R.L) and (ii) any reference to a legal provision applicable to sociétés à responsabilité limitée and for which French law provides for equivalent rules applicable to sociétés par actions simplifiée is deemed to refer to that equivalent legal rule applicable to sociétés par actions simplifiée.

1.3	Currency Symbols and Definitions

“EUR”, “euro”, “€” and “Euro” means the single currency unit of the Participating Member States, “Sterling” or “£” means the lawful currency of the United Kingdom, “US Dollars” or “$” means the lawful currency of the United States of America and “CHF” or “Swiss Francs” means the lawful currency of Switzerland.

1.4	Intercreditor Agreement override

This Agreement is subject to the terms of the Intercreditor Agreement. In the event of any inconsistency between this Agreement and the Intercreditor Agreement, the Intercreditor Agreement will prevail.

1.5	Third party rights

(a)	Unless expressly provided to the contrary in a Finance Document a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or enjoy the benefit of any term of this Agreement.

(b)	Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

1.6	Affiliates of Lenders

(a)	Each Lender may, if it so elects, fulfil all or part of its Commitment in respect of any loan by designating a branch or an Affiliate to provide that Commitment or part thereof as set out in paragraph (b) below, provided that:

(i)	the Lender shall remain solely responsible for the performance of its (and that branch or Affiliate’s) obligations under this Agreement;

(ii)	no such designation shall result in an Obligor being subject to increased obligations under this Agreement (whether pursuant to Clause 14 (Tax Gross up and Indemnities), Clause 15 (Increased Costs) or otherwise) under the Finance Documents than it would have been under had such designation not occurred; and

(iii)	the branch or Affiliate shall comply with all form delivery and other requirements under this Agreement (and the relevant Lender shall procure that it does so).

(b)	A Lender may provide for a branch or an Affiliate to participate in certain Loans in the manner contemplated in paragraph (a) above by:

(i)	giving notice to the Agent and the Company substantially in the form of Schedule 20 (Form of Affiliate Election Notice), detailing those Loans to specified Borrowers in which that branch or Affiliate may participate. The Agent is not obliged to accept an Affiliate Election Notice until it has completed all necessary “know your customer” requirements to its satisfaction. The Agent must notify the Lender if there are any such requirements; and

(ii)	procuring that such branch or Affiliate delivers to the Agent and the Security Trustee a duly completed accession undertaking substantially in the form set out in Schedule 21 (Form of Accession Undertaking) and by delivery to the Security Trustee of a duly completed accession undertaking in the form scheduled to the Intercreditor Agreement.

(c)	If the Agent has accepted an Affiliate Election Notice, on each delivery of a Utilisation Request requesting a Loan be made to any of the Borrowers in an Affiliate Election Notice, the Lender will promptly notify the Agent and the Company whether it will participate in the Loan itself or through a branch or Affiliate. If no notification is given by the Lender, the Agent shall be entitled to assume that the Lender will participate in the Loan itself. For the avoidance of doubt, in the event that a branch or an Affiliate participates in a Loan in accordance with this Clause, that Lender and its branch or Affiliate (as applicable) will be treated as a single Lender having a commitment under this Agreement, including without limitation for the purposes of compliance with this Clause and for the purpose of voting in connection with any Finance Document.

2.	THE FACILITY

2.1	The Facility

(a)	Subject to the terms of this Agreement, the Lenders make available to the Borrowers a multicurrency revolving loan facility in an aggregate amount the Base Currency Amount of which is equal to the Total Commitments.

(b)	Subject to the terms of this Agreement and the Ancillary Documents, an Ancillary Lender may make available to a Borrower an Ancillary Facility in place of all or part of its Commitment under the Facility.

2.2	Increase

(a)	The Obligors’ Agent may by giving prior notice to the Agent by no later than the date falling 20 Business Days after the effective date of a cancellation of:

(i)	the Available Commitments of a Defaulting Lender in accordance with Clause 9.7 (Right of cancellation in relation to a Defaulting Lender); or

(ii)	the Commitments of a Lender in accordance with Clause 9.1 (Illegality),

request that the Total Commitments be increased (and the Total Commitments under the Facility shall be so increased) in an aggregate amount in the Base Currency of up to the amount of the Available Commitments or Commitments so cancelled as follows:

(A)

the increased Commitments will be assumed by one or more Lenders or other banks, financial institutions, trusts, funds or other entities (each an “Increase Lender”) selected by the Obligors’ Agent (each of which shall not be a member of the Group and which is further acceptable to the Agent

(acting reasonably)) and each of which confirms, at that time, its willingness to assume and does assume all the obligations of a Lender corresponding to that part of the increased Commitments which it is to assume, as if it had been an Original Lender, provided that for the avoidance of doubt no Lender shall have any obligation under this paragraph (A) to make such a confirmation;

(B)

each of the Obligors and any Increase Lender shall assume obligations towards one another and/or acquire rights against one another as the Obligors and the Increase Lender would have assumed and/or acquired had the Increase Lender been an Original Lender;[1]

(C)	each Increase Lender shall become a Party as a “Lender” and any Increase Lender and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another as that Increase Lender and those Finance Parties would have assumed and/or acquired had the Increase Lender been an Original Lender;

(D)	the Commitments of the other Lenders shall continue in full force and effect; and

(E)	any increase in the Total Commitments shall take effect on the date specified by the Obligors’ Agent in the notice referred to above or any later date on which the conditions set out in paragraph (b) below are satisfied.

(b)	An increase in the Total Commitments will only be effective on:

(i)	the execution by the Agent of an Increase Confirmation from the relevant Increase Lender; and

(ii)	in relation to an Increase Lender which is not a Lender immediately prior to the relevant increase:

(A)	the Increase Lender entering into the documentation required for it to accede as a party to the Intercreditor Agreement; and

(B)	the performance by the Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the assumption of the increased Commitments by that Increase Lender, the completion of which the Agent shall promptly notify to the Obligors’ Agent, and the Increase Lender.

(c)	Each Increase Lender, by executing the Increase Confirmation, confirms (for the avoidance of doubt) that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the increase becomes effective.

(d)	Unless the Agent otherwise agrees, the Obligors’ Agent shall, on the date upon which the increase takes effect, pay to the Agent (for its own account) a fee of EUR 2,000 and the Obligors’ Agent shall promptly on demand pay the Agent and the Security Trustee the amount of all costs and expenses (including legal fees) reasonably incurred by either of them and, in the case of the Security Trustee, by any Receiver or Delegate in connection with any increase in Commitments under this Clause 2.2.

[1]

The Transaction Security and guarantees provided under this Agreement may not in all jurisdictions continue to secure or guarantee the Increased Commitment or be for the benefit of the Increase Lender. It is the responsibility of the Increase Lender to ascertain whether any other documents or other formalities are required to confirm the Transaction Security and/or guarantees in any jurisdiction and/or for it to benefit from such Transaction Security and/or guarantees and, if so, to arrange for execution of those documents and completion of those formalities.

(e)	The Obligors’ Agent may pay to the Increase Lender a fee in the amount and at the times agreed between the Obligors’ Agent and the Increase Lender in a Fee Letter.

(f)	Clause 25.5 (Limitation of responsibility of Existing Lenders) shall apply mutatis mutandis in this Clause 2.2 in relation to an Increase Lender as if references in that Clause to:

(i)	an “Existing Lender” were references to all the Lenders immediately prior to the relevant increase;

(ii)	the “New Lender” were references to that “Increase Lender”; and

(iii)	a “re-transfer” and “re-assignment” were references to, respectively, a “transfer” and an “assignment”.

2.3	Finance Parties’ rights and obligations

(a)	The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)	The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(c)	A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

2.4	Obligors’ Agent

(a)	Each Obligor (other than the Company) by its execution of this Agreement or an Accession Letter irrevocably appoints the Company (in such capacity, the “Obligors’ Agent”) to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)	the Company on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions (including, in the case of a Borrower, Utilisation Requests), to execute on its behalf any Accession Letter, to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect such Obligor, without further reference to or the consent of that Obligor; and

(ii)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Company,

and in each case such Obligor shall be bound as though such Obligor itself had given the notices and instructions (including, without limitation, any Utilisation Requests) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)

Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors’ Agent or given to the Obligors’ Agent under any Finance Document on behalf of any Obligor or in connection with any Finance Document (whether or not known to any Obligor and whether occurring before or after such Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors’ Agent and the Obligor, those of the Obligors’ Agent shall prevail.

(c)	The Obligors’ Agent shall be released from the restrictions of Section 181 of the German Civil Code (Bürgerliches Gesetzbuch).

3.	PURPOSE

3.1	Purpose

Each Borrower shall apply all amounts borrowed by it under the Facility and any utilisation of any Ancillary Facility towards the general corporate and working capital purposes of the Group including capital expenditure, acquisitions and investments which are not prohibited by this Agreement, but excluding refinancing any Financial Indebtedness in existence on the Closing Date, the prepayment, repayment or redemption of Bonds, Term Debt or Replacement Debt (or any interest in any Bonds, Term Debt or Replacement Debt) and the purchase of Bonds, Term Debt or Replacement Debt in open market purchases or otherwise.

3.2	Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	CONDITIONS OF UTILISATION

4.1	Initial conditions precedent

The Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in relation to any Loan if on or before the Utilisation Date for that Utilisation the Agent has received or is satisfied that it will have received all of the documents and other evidence listed in Schedule 2 (Conditions precedent) in form and substance satisfactory to the Agent. The Agent shall notify the Obligors’ Agent and the Lenders promptly upon being so satisfied.

4.2	Further conditions precedent

Subject to Clause 4.1 (Initial conditions precedent), the Lenders will only be obliged to comply with Clause 5.4 (Lenders’ participation) in relation to a Loan if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a)	in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan; and

(b)	in the case of any other Loan:

(i)	no Default is continuing or would result from the proposed Loan; and

(ii)	no notice has been delivered to the Agent pursuant to Clause 21.7 (Potential breach of financial covenants); and

(c)	the Repeating Representations to be made by each Obligor are true in all material respects.

4.3	Conditions relating to Optional Currencies

(a)	A currency will constitute an Optional Currency in relation to a Utilisation if:

(i)	it is readily available in the amount required and freely convertible into the Base Currency in the Relevant Interbank Market at the Specified Time or, if later, on the date the Agent receives the relevant Utilisation Request and the Utilisation Date for that Utilisation; and

(ii)	it is US Dollars, Sterling, Swiss Francs or has been approved by the Agent (acting on the instructions of all the Lenders) on or prior to receipt by the Agent of the relevant Utilisation Request for that Utilisation.

(b)	If the Agent has received a written request from the Obligors’ Agent for a currency to be approved under paragraph (a)(ii) above, the Agent will confirm to the Obligors’ Agent by the Specified Time:

(i)	whether or not the Lenders have granted their approval; and

(ii)	if approval has been granted, the minimum amount for any subsequent Utilisation in that currency.

4.4	Maximum number of Loans

(a)	A Borrower (or the Obligors’ Agent) may not deliver a Utilisation Request if as a result of the proposed Utilisation more than 10 Loans would be outstanding.

(b)	Any Loan made by a single Lender under Clause 6.2 (Unavailability of a currency) shall not be taken into account in this Clause 4.4.

(c)	Any Separate Loan shall not be taken into account in this Clause 4.4.

5.	UTILISATION - LOANS

5.1	Delivery of a Utilisation Request

A Borrower (or the Obligors’ Agent on its behalf) may utilise the Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2	Completion of a Utilisation Request

(a)	Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i)	the proposed Utilisation Date is a Business Day within the Availability Period falling after the Closing Date;

(ii)	the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iii)	the proposed Interest Period complies with Clause 11 (Interest Periods).

(b)	Only one Loan may be requested in each Utilisation Request.

5.3	Currency and amount

(a)	The currency specified in a Utilisation Request must be the Base Currency or an Optional Currency.

(b)	The amount of the proposed Loan must be

(i)	an amount which is not more than the Available Facility; and

(ii)	if the currency selected is the Base Currency, a minimum of EUR 1,000,000 or, if less, the Available Facility; or

(iii)	if the currency selected is an Optional Currency, the minimum amount specified by the Agent pursuant to paragraph (b)(ii) of Clause 4.3 (Conditions relating to Optional Currencies) or, if less, the Available Facility.

5.4	Lenders’ participation

(a)	If the conditions set out in this Agreement have been met and subject to Clause 8 (Repayment), each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(b)	The amount of each Lender’s participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(c)	The Agent shall determine the Base Currency Amount of each Loan which is to be made in an Optional Currency and notify each Lender of the amount, currency and the Base Currency Amount of each Loan and the amount of its participation in that Loan, in each case by the Specified Time.

5.5	Cancellation of Commitment

The Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period for the Facility.

6.	OPTIONAL CURRENCIES

6.1	Selection of currency

A Borrower (or the Obligors’ Agent on its behalf) shall select the currency of a Utilisation in a Utilisation Request.

6.2	Unavailability of a currency

If before the Specified Time on any Quotation Day:

(a)	a Lender notifies the Agent that the Optional Currency requested is not readily available to it in the amount required; or

(b)	a Lender notifies the Agent that compliance with its obligation to participate in a Loan in the proposed Optional Currency would contravene a law or regulation applicable to it,

the Agent will give notice to the relevant Borrower or the Obligors’ Agent to that effect by the Specified Time on that day. In this event, any Lender that gives notice pursuant to this Clause 6.2 will be required to participate in the Loan in the Base Currency (in an amount equal to that Lender’s proportion of the Base Currency Amount, or in respect of a Rollover Loan, an amount equal to that Lender’s proportion of the Base Currency Amount of the Rollover Loan that is due to be made) and its participation will be treated as a separate Loan denominated in the Base Currency during that Interest Period.

6.3	Agent’s calculations

Each Lender’s participation in a Loan will be determined in accordance with paragraph (b) of Clause 5.4 (Lenders’ participation).

7.	ANCILLARY FACILITIES

7.1	Type of Facility

An Ancillary Facility may be made available by way of:

(a)	an overdraft facility;

(b)	a guarantee, bonding, documentary or stand-by letter of credit facility;

(c)	a short term loan facility;

(d)	a derivatives facility;

(e)	a foreign exchange facility; or

(f)	any other facility or accommodation required in connection with the business of the Group and which is agreed by the Obligors’ Agent with an Ancillary Lender.

7.2	Availability

(a)	If the Company and a Lender agree and except as otherwise provided in this Agreement, the Lender may provide an Ancillary Facility on a bilateral basis in place of part of that Lender’s unutilised Commitment (which shall (except for the purpose of determining the Majority Lenders) be reduced by the amount of the Ancillary Commitment under that Ancillary Facility).

(b)	An Ancillary Facility shall not be made available unless, not later than ten Business Days prior to the Ancillary Commencement Date for an Ancillary Facility (or such later date as the Agent may agree), the Agent has received from the Obligors’ Agent:

(i)	an Ancillary Facility Request specifying:

(A)	the proposed Borrower(s) which may use the Ancillary Facility;

(B)	the proposed Ancillary Commencement Date and expiry date of the Ancillary Facility;

(C)	the proposed type of Ancillary Facility to be provided;

(D)	the proposed Ancillary Lender;

(E)	the proposed Ancillary Commitment, the maximum amount of the Ancillary Facility and, if the Ancillary Facility is an overdraft facility comprising more than one account, its maximum gross amount (that amount being the “Designated Gross Amount”) and its maximum net amount (that amount being the “Designated Net Amount”); and

(F)	the proposed currency of the Ancillary Facility (if not denominated in the Base Currency);

(ii)	a copy of the proposed Ancillary Document; and

(iii)	any other information which the Agent may reasonably request in connection with the Ancillary Facility.

The Agent shall promptly notify the Obligors’ Agent, the Ancillary Lender and the other Lenders of the establishment of an Ancillary Facility.

No amendment or waiver of a term of any Ancillary Facility shall require the consent of any Finance Party other than the relevant Ancillary Lender unless such amendment or waiver itself relates to or gives rise to a matter which would require an amendment of or under this Agreement (including, for the avoidance of doubt, under this Clause). In such a case, the provisions of this Agreement with regard to amendments and waivers will apply.

(c)	Subject to compliance with paragraph (b) above:

(i)	the Lender concerned will become an Ancillary Lender; and

(ii)	the Ancillary Facility will be available,

with effect from the date agreed by the Obligors’ Agent and the Ancillary Lender (such date to be promptly notified by the Obligors’ Agent to the Agent).

7.3	Terms of Ancillary Facilities

(a)	Except as provided below, the terms of any Ancillary Facility will be those agreed by the Ancillary Lender and the Obligors’ Agent.

(b)	However, those terms:

(i)	must be based upon normal commercial terms at that time (except as varied by this Agreement);

(ii)	may allow only Borrowers to use the Ancillary Facility;

(iii)	may not allow the Ancillary Outstandings to exceed the Ancillary Commitment;

(iv)	may not allow the Ancillary Commitment of a Lender to exceed the Available Commitment of that Lender; and

(v)	must require that the Ancillary Commitment is reduced to zero, and that all Ancillary Outstandings are repaid (or cash cover provided in respect of all the Ancillary Outstandings) not later than the Termination Date (or such earlier date as the Commitment of the relevant Ancillary Lender is reduced to zero).

(c)	If there is any inconsistency between any term of an Ancillary Facility and any term of this Agreement, this Agreement shall prevail except for (i) Clause 34.3 (Day count convention) which shall not prevail for the purposes of calculating fees, interest or commission relating to an Ancillary Facility, (ii) an Ancillary Facility comprising more than one account where the terms of the Ancillary Documents shall prevail to the extent required to permit the netting of balances on those accounts, and (iii) where the relevant term of this Agreement would be contrary to, or inconsistent with, the law governing the relevant Ancillary Document, in which case that term of this Agreement shall not prevail.

(d)	Interest, commission and fees on Ancillary Facilities are dealt with in Clause 13.5 (Interest, commission and fees on Ancillary Facilities).

7.4	Repayment of Ancillary Facility

(a)	An Ancillary Facility shall cease to be available on the Termination Date or such earlier date on which its expiry date occurs or on which it is cancelled in accordance with the terms of this Agreement.

(b)	If an Ancillary Facility expires in accordance with its terms the Ancillary Commitment of the Ancillary Lender shall be reduced to zero (and its Available Commitment shall be increased accordingly).

(c)	No Ancillary Lender may demand repayment or prepayment of any amounts made available, or demand cash cover for any liabilities incurred, by it under its Ancillary Facility (except where the Ancillary Facility is provided on a net limit basis to the extent required to bring any gross outstandings down to the net limit) unless:

(i)	the Total Commitments have been cancelled in full, or all outstanding Loans have become due and payable in accordance with the terms of this Agreement, or the Agent has declared all outstanding Loans immediately due and payable, or the expiry date of the Ancillary Facility occurs; or

(ii)	it becomes unlawful in any applicable jurisdiction for the Ancillary Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in its Ancillary Facility; or

(iii)	the Ancillary Outstandings (if any) under that Ancillary Facility can be refinanced by a Loan and the Ancillary Lender gives sufficient notice to enable a Loan to be made to refinance those Ancillary Outstandings.

(d)	For the purposes of determining whether or not the Ancillary Outstandings under an Ancillary Facility mentioned in paragraph (c)(iii) above can be refinanced by a Loan:

(i)	the Available Commitment of the Ancillary Lender will be increased by the amount of its Ancillary Commitment; and

(ii)	the Loan may (so long as paragraph (c)(i) above does not apply) be made irrespective of whether a Default is outstanding or any other applicable condition precedent is not satisfied (but only to the extent that the proceeds are applied in refinancing those Ancillary Outstandings) and irrespective of whether Clause 4.4 (Maximum number of Loans) or paragraph (a)(iii) of Clause 5.2 (Completion of a Utilisation Request) applies.

(e)	On the making of a Loan to refinance Ancillary Outstandings:

(i)	each Lender will participate in that Loan in an amount (as determined by the Agent) which will result as nearly as possible in the aggregate amount of its participation in Loans then outstanding bearing the same proportion to the aggregate amount of the Loans then outstanding as its Commitment bears to the Total Commitments; and

(ii)	the relevant Ancillary Facility shall be cancelled.

(f)	In relation to an Ancillary Facility which comprises an overdraft facility where a Designated Net Amount has been established, the Ancillary Lender providing that Ancillary Facility shall only be obliged to take into account for the purposes of calculating compliance with the Designated Net Amount those credit balances which it is permitted to take into account by the then current law and regulations in relation to its reporting of exposures to applicable regulatory authorities as netted for capital adequacy purposes.

7.5	Ancillary Outstandings

The Borrower and each Ancillary Lender agrees with and for the benefit of each Lender that:

(a)	the Ancillary Outstandings under any Ancillary Facility provided by that Ancillary Lender shall not exceed the Ancillary Commitment applicable to that Ancillary Facility and where the

Ancillary Facility is an overdraft facility comprising more than one account, Ancillary Outstandings under that Ancillary Facility shall not exceed the Designated Net Amount in respect of that Ancillary Facility; and

(b)	where all or part of the Ancillary Facility is an overdraft facility comprising more than one account, the Ancillary Outstandings (calculated on the basis that the words in brackets in paragraph (a) of the definition of that term were deleted) shall not exceed the Designated Gross Amount applicable to that Ancillary Facility.

7.6	Adjustment for Ancillary Facilities upon acceleration

In this Clause 7.6:

“Outstandings” means, in relation to a Lender, the aggregate of the equivalent in the Base Currency of (i) its participation in each Loan then outstanding (together with the aggregate amount of all accrued interest, fees and commission owed to it as a Lender under the Facility), and (ii) if the Lender is also an Ancillary Lender, the Ancillary Outstandings in respect of Ancillary Facilities provided by that Ancillary Lender (together with the aggregate amount of all accrued interest, fees and commission owed to it as an Ancillary Lender in respect of the Ancillary Facility).

“Total Outstandings” means the aggregate of all Outstandings.

(a)	If a notice is served under Clause 24.18 (Acceleration) (other than a notice declaring Loans to be due on demand), each Lender and each Ancillary Lender shall promptly adjust by corresponding transfers (to the extent necessary) their claims in respect of amounts outstanding to them under the Facility and each Ancillary Facility to ensure that after such transfers the Outstandings of each Lender bear the same proportion to the Total Outstandings as such Lender’s Commitment bears to the Total Commitments, each as at the date the notice is served under Clause 24.18 (Acceleration).

(b)	If an amount outstanding under an Ancillary Facility is a contingent liability and that contingent liability becomes an actual liability or is reduced to zero after the original adjustment is made under paragraph (a) above, then each Lender and each Ancillary Lender will make a further adjustment by corresponding transfers (to the extent necessary) to put themselves in the position they would have been in had the original adjustment been determined by reference to the actual liability or, as the case may be, zero liability and not the contingent liability.

(c)	Prior to the application of the provisions of paragraph (a) of this Clause 7.6, an Ancillary Lender that has provided an overdraft comprising more than one account under an Ancillary Facility shall set-off any liabilities owing to it under such overdraft facility against credit balances on any account comprised in such overdraft facility.

(d)	All calculations to be made pursuant to this Clause 7.6 shall be made by the Agent based upon information provided to it by the Lenders and Ancillary Lenders.

7.7	Information

Each Borrower and each Ancillary Lender shall, promptly upon request by the Agent, supply the Agent with any information relating to the operation of an Ancillary Facility (including the Ancillary Outstandings) as the Agent may reasonably request from time to time. Each Borrower consents to all such information being released to the Agent and the other Finance Parties.

7.8	Affiliates of Lenders as Ancillary Lenders

(a)	Subject to the terms of this Agreement, an Affiliate of a Lender may become an Ancillary Lender. In such case, the Lender and its Affiliate shall be treated as a single Lender whose

Commitment is the amount set out opposite the relevant Lender’s name in Part 2 of Schedule 1 (The Original Parties) and/or the amount of any Commitment transferred to or assumed by that Lender under this Agreement, to the extent (in each case) not cancelled, reduced or transferred by it under this Agreement. For the purposes of calculating the Lender’s Available Commitment with respect to the Facility, the Lender’s Commitment shall be reduced to the extent of the aggregate of the Ancillary Commitments of its Affiliates.

(b)	The Obligors’ Agent shall specify any relevant Affiliate of a Lender in any notice delivered by the Obligors’ Agent to the Agent pursuant to paragraph (b)(i) of Clause 7.2 (Availability).

(c)	An Affiliate of a Lender which becomes an Ancillary Lender shall accede to this Agreement and the Intercreditor Agreement by delivery to the Security Trustee of a duly completed accession undertaking in the form scheduled to the Intercreditor Agreement.

(d)	If a Lender assigns all of its rights and benefits or transfers all of its rights and obligations to a New Lender (as defined in Clause 25 (Changes to the Lenders)), its Affiliate shall cease to have any obligations under this Agreement or any Ancillary Document.

(e)	Where this Agreement or any other Finance Document imposes an obligation on an Ancillary Lender and the relevant Ancillary Lender is an Affiliate of a Lender which is not a party to that document, the relevant Lender shall ensure that the obligation is performed by its Affiliate.

7.9	Commitment Amounts

Notwithstanding any other term of this Agreement each Lender shall ensure that at all times its Commitment is not less than:

(a)	its Ancillary Commitment; or

(b)	the Ancillary Commitment of its Affiliate.

8.	REPAYMENT

(a)	Subject to paragraph (c) below, each Borrower which has drawn a Loan shall repay that Loan on the last day of its Interest Period.

(b)	Without prejudice to each Borrower’s obligation under paragraph (a) above, if one or more Loans are to be made available to a Borrower:

(i)	on the same day that a maturing Loan is due to be repaid by that Borrower;

(ii)	in the same currency as a maturing Loan (unless it arose as a result of the operation of Clause 6.2 (Unavailability of a currency)); and

(iii)	in whole or in part for the purpose of refinancing a maturing Loan,

the aggregate amount of the new Loans shall be treated as if applied in or towards repayment of the maturing Loan or Loans so that:

(A)	if the amount of the maturing Loan(s) exceeds the aggregate amount of the new Loans:

(1)	the relevant Borrower will only be required to pay an amount in cash in the relevant currency equal to that excess; and

(2)	each Lender’s participation (if any) in the new Loans shall be treated as having been made available and applied by that Borrower in or towards repayment of that Lender’s participation (if any) in the maturing Loan(s) and that Lender will not be required to make its participation in the new Loans available in cash; and

(B)	if the amount of the maturing Loan(s) is equal to or less than the aggregate amount of the new Loans:

(1)	the relevant Borrower will not be required to make any payment in cash; and

(2)	each Lender will be required to make its participation in the new Loans available in cash only to the extent that its participation (if any) in the new Loans exceeds that Lender’s participation (if any) in the maturing Loan(s) and the remainder of that Lender’s participation in the new Loans shall be treated as having been made available and applied by that Borrower in or towards repayment of that Lender’s participation in the maturing Loan(s).

(c)	At any time when a Lender becomes a Defaulting Lender, the maturity date of each of the participations of that Lender in the Loans then outstanding will be automatically extended to the Termination Date and will be treated as separate Loans (the “Separate Loans”) denominated in the currency in which the relevant participations are outstanding.

(d)	A Borrower to whom a Separate Loan is outstanding may prepay that Loan by giving ten Business Days’ prior notice to the Agent. The Agent will forward a copy of a prepayment notice received in accordance with this paragraph (d) to the Defaulting Lender concerned as soon as practicable on receipt.

(e)	Interest in respect of a Separate Loan will accrue for successive Interest Periods selected by the relevant Borrower by the time and date specified by the Agent (acting reasonably) and will be payable by that Borrower to the Defaulting Lender on the last day of each Interest Period of that Loan.

(f)	The terms of this Agreement relating to Loans generally shall continue to apply to Separate Loans other than to the extent inconsistent with paragraphs (c) to (e) above, in which case those paragraphs shall prevail in respect of any Separate Loan.

9.	ILLEGALITY, PREPAYMENT AND CANCELLATION

9.1	Illegality

If, at any time, it is or will become unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan:

(a)	that Lender shall promptly notify the Agent upon becoming aware of that event;

(b)	upon the Agent notifying the Obligors’ Agent, the Commitment of that Lender will be immediately cancelled; and

(c)	each Borrower shall repay that Lender’s participation in the Loans made to that Borrower on the last day of the Interest Period for each Loan occurring after the Agent has notified the Obligors’ Agent or, if earlier, the date specified by the Lender in the notice delivered to the Agent.

9.2	Change of control or sale of assets

(a)	Upon the occurrence of the sale of all or substantially all of the assets of the Group whether in a single transaction or a series of related transactions the Facility will be cancelled and all outstanding Loans and Ancillary Outstandings, together with accrued interest and all other amounts accrued under the Finance Documents, shall become immediately due and payable and shall be repaid in full. The Company shall promptly notify the Agent upon any such event occurring.

(b)	If any person or group of persons acting in concert gains control of the Company, the Company shall immediately notify the Agent and the Agent shall notify the Lenders. The Commitment of any Lender which within a period of 15 Business Days following notice by the Agent has not responded in writing to the Agent that it intends to remain a Lender shall, on the Business Day following such period, be cancelled and the participation of that Lender in all outstanding Loans and Ancillary Outstandings, together with accrued interest and all other amounts accrued under the Finance Documents owing to that Lender, shall become immediately due and payable and shall be repaid in full.

(c)	For the purposes of this Clause 9.2:

“acting in concert” shall have the meaning attributed to that term in the City Code.

“City Code” means the City Code on Takeovers and Mergers of England and Wales.

“control” means the holding, directly or indirectly, of more than 30 per cent. of the issued share capital or voting rights in respect of the share capital of the Company.

9.3	Voluntary cancellation

The Obligors’ Agent may, if it gives the Agent not less than three Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of EUR 5,000,000) of the Available Facility. Any cancellation under this Clause 9.3 shall reduce the Commitments of the Lenders rateably.

9.4	Voluntary prepayment of Loans

A Borrower to which a Loan has been made may, if it or the Obligors’ Agent gives the Agent not less than five Business Days’ (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Loan (but if in part, being an amount that reduces the amount of the Loan by a minimum amount of EUR 1,000,000 (or its equivalent in any other currency)).

9.5	Right of cancellation and repayment in relation to a single Lender

(a)	If:

(i)	any sum payable to any Lender by an Obligor is required to be increased under paragraph (c) of Clause 14.2 (Tax gross-up);

(ii)	any Lender claims indemnification from the Obligors’ Agent or an Obligor under Clause 14.3 (Tax indemnity) or Clause 15.1 (Increased costs); or

(iii)	any Lender notifies the Agent of its Additional Cost Rate under paragraph 3 of Schedule 4 (Mandatory Cost Formulae),

the Obligors’ Agent may, whilst (in the case of paragraphs (i) and (ii) above) the circumstance giving rise to the requirement for that increase or indemnification continues or (in the case of paragraph (iii) above) that Additional Cost Rate is greater than zero, give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender’s participation in the Loans.

(b)	On receipt of a notice referred to in paragraph (a) above in relation to a Lender, the Commitment of that Lender shall immediately be reduced to zero.

(c)	On the last day of each Interest Period which ends after the Obligors’ Agent has given notice under paragraph (a) above in relation to a Lender (or, if earlier, the date specified by the Obligors’ Agent in that notice), each Borrower to which a Loan is outstanding shall repay that Lender’s participation in that Loan together with all interest and other amounts accrued under the Finance Documents.

9.6	Replacement of a Lender

(a)	If at any time:

(i)	an Obligor becomes obliged to repay any amount in accordance with Clause 9.1 (Illegality) or to pay additional amounts pursuant to Clause 14.2 (Tax gross-up) or Clause 15.1 (Increased costs) to any Lender in excess of amounts payable to the other Lenders generally;

(ii)	any Lender becomes a Non-Consenting Lender (as defined in paragraph (c) below); or

(iii)	any Lender has become and continues to be a Defaulting Lender,

then the Obligors’ Agent may, on not less than ten Business Days’ prior written notice to the Agent and such Lender or its Affiliate:

(A)	replace such Lender or its Affiliate by requiring such Lender or its Affiliate (in its capacity as a Lender and/or Hedge Counterparty) to (and such Lender shall or shall procure that its Affiliate shall) transfer pursuant to Clause 25 (Changes to the Lenders):

(1)	all (and not part only) of its rights and obligations under this Agreement (“Loan Participation”); and

(2)	(if the Lender or its Affiliate is a Hedge Counterparty) all of its rights and obligations under any Hedging Agreement (“Hedge Participation”); or

(B)	(if the Lender is a Defaulting Lender) require such Lender to (and such Lender shall) transfer pursuant to Clause 25 (Changes to the Lenders) all (and not part only) of the undrawn Commitment of the Lender; or

(C)	(if the Lender is a Defaulting Lender) require such Lender to (and such Lender shall) transfer pursuant to Clause 25 (Changes to the Lenders) all (and not part only) of its rights and obligations in respect of the Facility, in each case, to a Lender or other bank, financial institution, trust, fund or other entity (a “Replacement Lender”) nominated by the Obligors’ Agent, and which (unless the Agent is an Impaired Agent) is acceptable to the Agent (acting reasonably), which confirms its willingness to assume and does assume all the Loan Participations and Hedge Participations of the transferring Lender and/or its Affiliate (including the assumption of the transferring Lender’s participations or unfunded participations (as the case may be) on the same basis as the transferring Lender). The Loan Participation shall be transferred for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Lender’s participation in the outstanding Utilisations and all accrued interest, fees, Break Costs and other amounts payable in relation thereto under the Finance Documents. The Hedge Participation shall be transferred for a purchase price (which may be negative) based upon the Section 6(e) methodology in the relevant Hedging Agreement with the Obligor as the sole “Affected Party”.

(b)	The replacement of a Lender pursuant to this Clause shall be subject to the following conditions:

(i)	the Obligors’ Agent shall have no right to replace the Agent or Security Trustee;

(ii)	neither the Agent nor the Lender shall have any obligation to the Obligors’ Agent to find a Replacement Lender;

(iii)	in the event of a replacement of a Non-Consenting Lender (as defined in paragraph (c) below) such replacement must take place no later than 180 days after the date the Non-Consenting Lender notifies the Obligors’ Agent and the Agent of its failure or refusal to agree to any consent, waiver or amendment to the Finance Documents requested by the Obligors’ Agent;

(iv)	in the event of a replacement of a Defaulting Lender, such replacement must take place no later than 20 Business Days after the notice referred to in paragraph (a) above; and

(v)	in no event shall the Lender replaced under this paragraph (b) be required to pay or surrender to such Replacement Lender any of the fees received by such Lender pursuant to the Finance Documents.

(c)	In the event that:

(i)	the Obligors’ Agent or the Agent (at the request of the Obligors’ Agent) has requested the Lenders to consent to a waiver or amendment of any provisions of the Finance Documents;

(ii)	the waiver or amendment in question requires the consent of all the Lenders; and

(iii)	provided that the Lenders whose Commitments (and for this purpose the amount of any Lender’s Commitments shall not be reduced by the amount of its Ancillary Commitments) aggregate 80 per cent. of the Total Commitments (or if the Total Commitments have been reduced to zero, aggregated at least 80 per cent. of the Total Commitments immediately prior to that reduction) have consented to such waiver or amendment, then any Lender who does not and continues not to agree to such waiver or amendment shall be deemed a “Non-Consenting Lender”.

(d)

(i)	For so long as a Defaulting Lender has any Available Commitment, in ascertaining the Majority Lenders or Super Majority Lenders or whether any given percentage (including, for the avoidance of doubt, unanimity) of the Total Commitments has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents, that Defaulting Lender’s Commitments will be reduced by the amount of its Available Commitments.

(ii)	For the purposes of this Clause 9.6, the Agent may assume that the following Lenders are Defaulting Lenders:

(A)	any Lender which has notified the Agent that it has become a Defaulting Lender;

(B)	any Lender in relation to which it is aware that any of the events or circumstances referred to in paragraphs (a), (b) or (c) of the definition of “Defaulting Lender” has occurred,

unless it has received notice to the contrary from the Lender concerned (together with any supporting evidence reasonably requested by the Agent) or the Agent is otherwise aware that the Lender has ceased to be a Defaulting Lender.

9.7	Right of cancellation in relation to a Defaulting Lender

(a)	If any Lender becomes a Defaulting Lender, the Obligors’ Agent may, at any time whilst the Lender continues to be a Defaulting Lender, give the Agent ten Business Days’ notice of cancellation of each Available Commitment of that Lender.

(b)	On the notice referred to in paragraph (a) above becoming effective, each Available Commitment of the Defaulting Lender shall immediately be reduced to zero.

(c)	The Agent shall as soon as practicable after receipt of a notice referred to in paragraph (a) above, notify all the Lenders.

9.8	Restrictions

(a)	Any notice of cancellation or prepayment given by any Party under this Clause 9 (Illegality, Prepayment and Cancellation) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

(c)	Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid may be reborrowed in accordance with the terms of this Agreement.

(d)	No Borrower shall repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(e)	Subject to Clause 2.2 (Increase), no amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(f)	If the Agent receives a notice under this Clause 9 (Illegality, Prepayment and Cancellation) it shall promptly forward a copy of that notice to either the Obligors’ Agent or the affected Lender, as appropriate.

10.	INTEREST

10.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)	Margin;

(b)	in relation to any Loan in Euro, EURIBOR or, in relation to any other Loan, LIBOR; and

(c)	Mandatory Cost, if any.

10.2	Payment of interest

(a)	The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period (and, if the Interest Period is longer than six Months, on the dates falling at six Monthly intervals after the first day of the Interest Period).

(b)	If the Annual Financial Statements and related Compliance Certificate received by the Agent show that a higher Margin should have applied during a certain period, then the Company shall (or shall ensure the relevant Borrower shall) promptly pay to the Agent any amounts necessary to put the Agent and the Lenders in the position they would have been in had the appropriate rate of the Margin applied during such period.

10.3	Default interest

(a)	If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is one per cent higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 10.3 shall be immediately payable by the Obligor on demand by the Agent.

(b)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)	the rate of interest applying to the overdue amount during that first Interest Period shall be one per cent. higher than the rate which would have applied if the overdue amount had not become due.

(c)	Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

10.4	Notification of rates of interest

The Agent shall promptly notify the Lenders and the relevant Borrower (or the Obligors’ Agent) of the determination of a rate of interest under this Agreement.

11.	INTEREST PERIODS

11.1	Selection of Interest Periods

(a)	A Borrower (or the Obligors’ Agent on behalf of the Borrower) may select an Interest Period for a Loan in the Utilisation Request for that Loan.

(b)	Subject to this Clause 11, a Borrower (or the Obligors’ Agent on behalf of the Borrower) may select an Interest Period for a Loan of three or six Months or any other period agreed between the Obligors’ Agent and the Agent (acting on the instructions of all the Lenders).

(c)	An Interest Period for a Loan shall not extend beyond the Termination Date.

(d)	Each Interest Period for a Loan shall start on the Utilisation Date.

(e)	A Loan has one Interest Period only.

11.2	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

12.	CHANGES TO THE CALCULATION OF INTEREST

12.1	Absence of quotations

Subject to Clause 12.2 (Market disruption):

(a)	if EURIBOR or, if applicable, LIBOR is to be determined by reference to the Base Reference Banks but a Base Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable EURIBOR or LIBOR shall be determined on the basis of the quotations of the remaining Base Reference Banks; or

(b)	if Clause 12.3 (Alternative Reference Bank Rate) applies but an Alternative Reference Bank does not supply a quotation before close of business in London on the date falling one Business Day after the Quotation Day for that Loan, the applicable Alternative Reference Bank Rate shall be determined on the basis of the quotations of the remaining Alternative Reference Banks.

12.2	Market disruption

(a)	If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender’s share of that Loan for the Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin;

(ii)	the Alternative Reference Bank Rate or (if an Alternative Market Disruption Event has occurred with respect to that Loan for the relevant Interest Period of that Loan) the rate notified to the Agent by that Lender as soon as practicable and in any event by close of business on the date falling one Business Day after the Quotation Day (or, if earlier, on the date falling one Business Day prior to the date on which interest is due to be paid in respect of that Interest Period), to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select; and

(iii)	the Mandatory Cost, if any, applicable to that Lender’s participation in the Loan.

(b)	If:

(i)	the percentage rate per annum notified by a Lender pursuant to paragraph (a)(ii) above is less than LIBOR or, in relation to any Loan in Euro, EURIBOR; or

(ii)	a Lender has not notified the Agent of a percentage rate per annum pursuant to paragraph (a)(ii) above,

the cost to that Lender of funding its participation in that Loan for that Interest Period shall be deemed, for the purposes of paragraph (a) above, to be LIBOR or in relation to a loan in Euro, EURIBOR.

(c)	In this Agreement:

“Alternative Market Disruption Event” means:

(i)	before close of business in London on the date falling one Business Day after the Quotation Day for the relevant Interest Period of the Loan, none or only one of the Alternative Reference Banks supplies a rate to the Agent to determine the Alternative Reference Bank Rate for the relevant Interest Period of the Loan; or

(ii)	before close of business in London on the date falling three Business Days after the Quotation Day for the relevant Interest Period of the Loan, the Agent receives notifications from a Lender or Lenders (whose participations in that Loan exceed 60 per cent. of that Loan) that the cost to it of funding its participation in that Loan from whatever source it may reasonably select would be in excess of the Alternative Reference Bank Rate; and

“Market Disruption Event” means:

(i)	at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available and none or only one of the Base Reference Banks supplies a rate to the Agent to determine EURIBOR or, if applicable, LIBOR for the relevant currency and Interest Period; or

(ii)	before close of business in London on the Quotation Day for the relevant Interest Period, the Agent receives notifications from not less than two Lenders (whose combined participations in a Loan exceed 30 per cent. of that Loan) that the cost to it of funding its participation in that Loan from whatever source it may reasonably select would be in excess of EURIBOR or, if applicable, LIBOR.

12.3	Alternative Reference Bank Rate

(a)	If a Market Disruption Event occurs, the Agent shall as soon as is practicable request each of the Alternative Reference Banks to supply to it the rate at which that Alternative Reference Bank could have borrowed funds in the relevant currency and for the relevant period in the London interbank market or, in relation to a Loan in Euro, the European interbank market at or about 11:00 a.m. or, in relation to a Loan in Euro, at or about 11:00 a.m. (Brussels time) on the Quotation Day for the Interest Period of that Loan, were it to have done so by asking for and then accepting interbank offers for deposits in reasonable market size in the currency of that Loan and for a period comparable to the Interest Period of that Loan.

(b)	As soon as is practicable after receipt of the rates supplied by the Alternative Reference Banks, the Agent will notify the Obligors’ Agent and the Lenders of the arithmetic mean of the rates supplied to it in accordance with paragraph (a) above (rounded upwards to four decimal places) (the “Alternative Reference Bank Rate”).

12.4	Alternative basis of interest or funding

(a)	If an Alternative Market Disruption Event occurs and the Agent or the Obligors’ Agent so requires, the Agent and the Obligors’ Agent shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(b)	Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders and the Obligors’ Agent, be binding on all Parties.

12.5	Break Costs

(a)	Each Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by that Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b)	Each Lender shall, together with its demand, provide a certificate to the Agent confirming the amount and basis of calculation of its Break Costs for any Interest Period in which they accrue.

13.	FEES

13.1	Commitment Fee

(a)	The Company shall pay (or procure the payment) to the Agent (for the account of each Lender) a fee in the Base Currency computed at the rate of 40 per cent. of the applicable Margin on that Lender’s Available Commitment for the Availability Period.

(b)	The accrued commitment fee is payable on the last day of each successive period of three Months which ends during the Availability Period, on the last day of the Availability Period and on the cancelled amount of the relevant Lender’s Commitment at the time the cancellation is effective.

13.2	Arrangement Fee

The Company shall pay (or procure the payment of) an arrangement fee in the amount and at the times agreed in a Fee Letter.

13.3	Agency Fee

The Company shall pay (or procure the payment of) to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

13.4	Security Trustee Fee

The Company shall pay (or procure the payment) to the Security Trustee (for its own account) a fee in the amount and at the terms agreed in a Fee Letter.

13.5	Interest, commission and fees on Ancillary Facilities

The rate and time of payment of interest, commission, fees and any other remuneration in respect of each Ancillary Facility shall be determined by agreement between the relevant Ancillary Lender and the relevant Borrower of that Ancillary Facility based upon normal market rates and terms.

13.6	Utilisation Fee

(a)

If the outstanding aggregate principal amount of Utilisations (excluding under any Ancillary Facility) is equal to or greater than 66 2/3 per cent. of the Total Commitments for more than 3 months, the Company shall pay (or procure the payment) to the Agent (for the account of each Lender) a utilisation fee equal to 0.50 per cent. per annum of the outstanding aggregate principal amount of such Utilisations in excess of 66 2/3 per cent. of the Total Commitments calculated on a daily basis for each day in excess of 3 months that such Utilisations are equal to or greater than 66 2/3 per cent. of the Total Commitments.

(b)	The utilisation fee is payable on the amount of each Lender’s Commitment.

(c)	The Agent will notify the Borrower within ten Business Days of each Financial Quarter ending after the 3 month period referred to in paragraph (a) above of the amount of utilisation fee payable under paragraph (a) above together with calculations showing how such utilisation fee has been computed. The Borrower will pay the utilisation fee within five Business Days of receiving such written notification (and supporting calculations).

14.	TAX GROSS UP AND INDEMNITIES

14.1	Definitions

In this Agreement:

“Protected Party” means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

“Tax Credit” means a credit against, relief or remission for, or repayment of any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

“Tax Payment” means either the increase in a payment made by an Obligor to a Finance Party under Clause 14.2 (Tax gross-up) or a payment under Clause 14.3 (Tax indemnity).

14.2	Tax gross-up

(a)	Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(b)	The Company shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. Similarly, a Lender shall notify the Agent on becoming so aware in respect of a payment payable to that Lender. If the Agent receives such notification from a Lender it shall notify the Company and the relevant Obligor.

(c)	If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)	If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e)	Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment a valid original certificate of deduction of Tax or if unavailable such other evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

14.3	Tax indemnity

(a)	Except as provided in (b) below, the Company shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines (in its absolute discretion) has been or will be (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b)	Paragraph (a) above shall not apply:

(i)	with respect to any Tax assessed on a Finance Party:

(A)	under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B)	under the law of the jurisdiction in which that Finance Party’s Facility Office is located in respect of amounts received or receivable in that jurisdiction,

if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or

(ii)	to the extent a loss, liability or cost is compensated for by an increased payment under Clause 14.2 (Tax gross-up).

(c)	A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Company.

(d)	A Protected Party shall, on receiving a payment from an Obligor under this Clause 14.3, notify the Agent.

14.4	Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines (in its absolute discretion) that:

(a)	a Tax Credit is attributable either to the circumstances giving rise to the Obligor’s obligation to make that Tax Payment, or to that Tax Payment; and

(b)	that Finance Party has obtained, utilised and fully retained that Tax Credit on an affiliated group basis,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines (in its absolute discretion) will leave it (after that payment) in the same after-Tax position as it would have been in had the Obligor not been required to make the Tax Payment.

14.5	Stamp taxes

The Borrower shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, stamp duty reserve, documentary, registration and other similar Taxes payable in respect of any Finance Document.

14.6	Value added tax

(a)

All amounts set out, or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for a supply for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply, and accordingly, subject to paragraph (b) below, if VAT is chargeable on any supply made by any Finance Party to any Party under a Finance Document, that Party shall pay to the Finance

Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT (and such Finance Party shall promptly provide an appropriate VAT invoice to such Party).

(b)	If VAT is chargeable on any supply made by any Finance Party (the “Supplier”) to any other Finance Party (the “Recipient”) under a Finance Document, and any Party (the “Relevant Party”) is required by the terms of any Finance Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Recipient in respect of that consideration), such Party shall also pay to the Supplier (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT. The Recipient will promptly pay to the Relevant Party an amount equal to any credit or repayment from the relevant tax authority which it reasonably determines relates to the VAT chargeable on that supply.

(c)	Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify the Finance Party against all VAT incurred by the Finance Party in respect of the costs or expenses to the extent that the Finance Party reasonably determines that neither it nor any other member of any group of which it is a member for VAT purposes is entitled to credit or repayment from the relevant tax authority in respect of the VAT.

15.	INCREASED COSTS

15.1	Increased costs

(a)	Subject to Clause 15.3 (Exceptions) the Company shall (or shall procure that an Obligor will), within three Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b)	In this Agreement:

“Increased Costs” means:

(i)	a reduction in the rate of return from the Facility or on a Finance Party’s (or its Affiliate’s) overall capital;

(ii)	an additional or increased cost; or

(iii)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or an Ancillary Commitment or funding or performing its obligations under any Finance Document.

“Basel III” means:

(i)	the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement, standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated; and

(ii)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”.

15.2	Increased cost claims

(a)	A Finance Party intending to make a claim pursuant to Clause 15.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Company.

(b)	Each Finance Party shall, together with its demand, provide a certificate to the Agent confirming the amount and basis of calculations of its Increased Costs.

15.3	Exceptions

(a)	Clause 15.1 (Increased costs) does not apply to the extent any Increased Cost is:

(i)	attributable to a Tax Deduction required by law to be made by an Obligor;

(ii)	compensated for by Clause 14.3 (Tax indemnity) (or would have been compensated for under Clause 14.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 14.3 (Tax indemnity) applied);

(iii)	compensated for by the payment of the Mandatory Cost;

(iv)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation or the gross negligence of any of them; or

(v)	attributable to the implementation or application of or compliance with the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the Effective Date (but excluding any amendment arising out of Basel III) (“Basel II”) or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates).

(b)	In this Clause 15.3, a reference to a “Tax Deduction” has the same meaning given to the term in Clause 14.1 (Definitions).

16.	OTHER INDEMNITIES

16.1	Currency indemnity

(a)	If any sum due from an Obligor under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against that Obligor;

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three Business Days of demand, indemnify each Secured Party and the Arranger to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

16.2	Other indemnities

The Company shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify each Secured Party and the Arranger against any cost, loss or liability incurred by that Secured Party or Arranger as a result of:

(a)	the occurrence of any Event of Default;

(b)	a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 29 (Sharing among the Finance Parties);

(c)	funding, or making arrangements to fund, its participation in a Loan requested by a Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

(d)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by a Borrower or the Obligors’ Agent.

16.3	Indemnity to the Agent

The Company shall (or shall procure that an Obligor will) promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(a)	investigating any event which it reasonably believes is a Default; or

(b)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

16.4	Indemnity to the Security Trustee

(a)	Each Obligor shall promptly indemnify the Security Trustee and every Receiver and Delegate against any cost, loss or liability incurred by any of them as a result of:

(i)	the taking, holding, protection or enforcement of the Transaction Security;

(ii)	the exercise of any of the rights, powers, discretions and remedies vested in the Security Trustee and each Receiver and Delegate by the Finance Documents or by law; and

(iii)	any Default by any Obligor in the performance of any of the obligations expressed to be assumed by it in the Finance Documents.

(b)	The Security Trustee may, in priority to any payment to the Secured Parties, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this Clause 16.4 and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all monies payable to it.

17.	MITIGATION BY THE LENDERS

17.1	Mitigation

(a)	Each Finance Party shall, in consultation with the Obligors’ Agent, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 9.1 (Illegality), Clause 14 (Tax gross-up and indemnities), Clause 15 (Increased costs) or paragraph 3 of Schedule 4 (Mandatory Cost Formulae) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

17.2	Limitation of liability

(a)	The Company shall (or shall procure that an Obligor will) indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 17.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under Clause 17.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

18.	COSTS AND EXPENSES

18.1	Transaction expenses

The Company shall (or shall procure that an Obligor will) promptly on demand pay the Agent, the Arranger, the Security Trustee the amount of all costs and expenses (including, but not limited to, legal fees) reasonably incurred by any of them (and, in the case of the Security Trustee, by any Receiver or Delegate) in connection with the negotiation, preparation, printing, execution, syndication and perfection of:

(a)	this Agreement and any other documents referred to in this Agreement and the Transaction Security; and

(b)	any other Finance Documents executed after the date of this Agreement.

18.2	Amendment costs

If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 30.9 (Change of currency), the Company shall (or shall procure that an Obligor will), within three Business Days of demand, reimburse each of the Agent and the Security Trustee for the amount of all costs and expenses (including, but not limited to, legal fees) reasonably incurred by the Agent, the Security Trustee (and in the case of the Security Trustee, by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement.

18.3	Security Trustee’s ongoing costs

(a)	In the event of (i) the occurrence of a Default or (ii) the Security Trustee considering it necessary or expedient or (iii) the Security Trustee being requested by an Obligor or the Majority Lender to undertake duties which the Security Trustee and the Company agree to be of an exceptional nature and/or outside the scope of the normal duties of the Security Trustee under the Finance Documents, the Company shall pay to the Security Trustee any additional remuneration that may be agreed between them.

(b)	If the Security Trustee and the Company fail to agree upon the nature of the duties or upon any additional remuneration, that dispute shall be determined by an investment bank (acting as an expert and not as an arbitrator) selected by the Security Trustee and approved by the Company or, failing approval, nominated (on the application of the Security Trustee) by the President for the time being of the Law Society of England and Wales (the costs of the nomination and of the investment bank being payable by the Company) and the determination of any investment bank shall be final and binding upon the parties to this Agreement.

18.4	Enforcement and preservation costs

The Company shall (or shall procure that an Obligor will), within three Business Days of demand, pay to each Secured Party the amount of all costs and expenses (including, but not limited to, legal fees) incurred by that Secured Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document and the Transaction Security and any proceedings instituted by or against the Security Trustee as a consequence of taking or holding the Transaction Security or enforcing these rights.

19.	GUARANTEE AND INDEMNITY

19.1	Guarantee and indemnity

Each Guarantor irrevocably and unconditionally jointly and severally:

(a)	guarantees to each Finance Party punctual performance by each other Obligor of all the Obligors’ obligations under the Finance Documents;

(b)	undertakes with each Finance Party that whenever another Obligor does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)	agrees with each Finance Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Finance Party immediately on demand against any cost, loss or liability it incurs as a result of an Obligor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 19 if the amount claimed had been recoverable on the basis of a guarantee.

19.2	Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

19.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is made by a Finance Party in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Guarantor under this Clause 19 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

19.4	Waiver of defences

The obligations of each Guarantor under this Clause 19 (Guarantee and Indemnity) will not be affected by any act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause 19 (Guarantee and Indemnity) (without limitation and whether or not known to it or any Finance Party) including:

(a)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)	any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of a Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security;

(g)	any insolvency or similar proceedings; or

(h)	any benefit (beneficio) under Spanish Law, including but not limited, benefits of prior exhaustion of the main debtor’s assets (excusión), division (división) and order (orden), which shall not in any event apply.

19.5	Guarantor intent

Without prejudice to the generality of Clause 19.4 (Waiver of defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents including, but not limited to, for the purposes of or in connection with any of the following: acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

19.6	Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 19 (Guarantee and Indemnity). This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

19.7	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor’s liability under this Clause 19 (Guarantee and Indemnity).

19.8	Deferral of Guarantors’ rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 19 (Guarantee and Indemnity):

(a)	to be indemnified by an Obligor;

(b)	to claim any contribution from any other Guarantor of any Obligor’s obligations under the Finance Documents;

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party;

(d)	to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under Clause 19.1 (Guarantee and indemnity);

(e)	to exercise any right of set-off against any Obligor; and/or

(f)	to claim or prove as a creditor of any Obligor in competition with any Finance Party.

If a Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Finance Parties by the Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Finance Parties and shall promptly pay or transfer the same to the Agent or as the Agent may direct for application in accordance with Clause 30 (Payment Mechanics) of this Agreement.

19.9	Release of Guarantors’ right of contribution

If any Guarantor (a “Retiring Guarantor”) ceases to be a Guarantor in accordance with the terms of the Finance Documents for the purpose of any sale or other disposal of that Retiring Guarantor then on the date such Retiring Guarantor ceases to be a Guarantor:

(a)	that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and

(b)	each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

19.10	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

19.11	Dutch Guarantee Limitation

Notwithstanding any other provision of this Clause 19 (Guarantee and Indemnity) the guarantee, indemnity and other obligations of any Dutch Obligor expressed to be assumed in this Clause 19 (Guarantee and Indemnity) shall be deemed not to be assumed by such Dutch Obligor to the extent that the same would constitute unlawful financial assistance within the meaning of Article 2:207c or 2:98c Dutch Civil Code or any other applicable financial assistance rules under any relevant jurisdiction (the “Prohibition”) and the provisions of this Agreement and the other Finance Documents shall be construed accordingly. For the avoidance of doubt it is expressly acknowledged that the relevant Dutch Obligors will continue to guarantee all such obligations which, if included, do not constitute a violation of the Prohibition.

19.12	French Guarantee Limitation

(a)	The obligations and liabilities of any French Guarantor under this Clause 19 (Guarantee and Indemnity) shall not include any obligation or liability of any Obligor under the Hedging Agreements to the Hedge Counterparties.

(b)	The obligations and liabilities of any French Guarantor under this Clause 19 (Guarantee and Indemnity) shall not include any obligation or liability which if incurred would (i) constitute the provision of financial assistance within the meaning of article L.225-216 of the French Code de commerce in connection with the subscription, or the acquisition or the refinancing of the acquisition of its shares or of the shares of its parent companies and/or (ii) would constitute a misuse of corporate assets or powers within the meaning of article L.241-3 or L.242-6 of the French Code de commerce, as interpreted by French courts.

(c)	The obligations and liabilities of each French Guarantor under this Clause 19 (Guarantee and Indemnity) for the obligations under the Finance Documents of any other Obligor which is not a Subsidiary of such French Guarantor shall be limited, at any time, to an amount equal to the lower of (i) that portion of the aggregate of all amounts borrowed under this Agreement by such other Obligor which has been directly or indirectly on-lent by such Obligor to such French Guarantor under intercompany loan agreements and/or shareholders’ advances and, (ii) the outstanding amounts under such intercompany loan agreements and/or shareholders’ advances at the date a payment is to be made by such French Guarantor under this Clause 19 (Guarantee and Indemnity), it being specified that any payment made by such French Guarantor under this Clause 19 (Guarantee and Indemnity) in respect of the obligations of such Obligor shall automatically reduce pro tanto the outstanding amount of the intercompany loans and/or shareholders’ advances due by such French Guarantor to the relevant Obligor.

(d)	The obligations and liabilities of each French Guarantor under this Clause 19 (Guarantee and Indemnity) for the obligations under the Finance Documents of any Obligor which is its Subsidiary shall not be limited and shall therefore cover all amounts due by such Subsidiary as Borrower and as Guarantor.

(e)	It is acknowledged that no French Guarantor is acting jointly and severally with the other Guarantors and that no French Guarantor shall be considered as “co-debiteur solidaire” as to its obligations pursuant to the guarantee given pursuant to this Clause 19 (Guarantee and Indemnity).

(f)	Notwithstanding any provision to the contrary in this Agreement:

(i)	the representations made in Clause 20 (Representations) by each French Guarantor shall be made for itself and for each of its Subsidiaries which is an Obligor only;

(ii)	the undertakings made in Clause 23 (General Undertakings) by each French Guarantor shall be made for itself and for each of its Subsidiaries which is an Obligor only.

19.13	German Guarantee Limitation

If the guarantee and indemnity granted in this Clause 19 (Guarantee and Indemnity) (the “Guarantee”) is given by a German GmbH Guarantor, the following shall apply:

(a)	The Finance Parties shall be entitled to enforce the Guarantee against the relevant German GmbH Guarantor without limitation in respect of:

(i)	all and any amounts which are owed under the Finance Documents by such German GmbH Guarantor itself or by any of its Subsidiaries; and

(ii)	all and any amounts which correspond to funds that have been borrowed under the Finance Documents or amounts borrowed or documentary credits or other financial accommodation provided under any Ancillary Facility, in each case to the extent on-lent or otherwise passed on to, or issued for the benefit of, the relevant German GmbH Guarantor or any of its Subsidiaries, or for the benefit of any of their creditors and in each case not repaid and outstanding from time to time ((i) and (ii) are collectively referred to as the “Unlimited Enforcement Events”).

(b)	Beyond the Unlimited Enforcement Events the Finance Parties shall not be entitled to enforce the Guarantee against the relevant German GmbH Guarantor if and to the extent that:

(i)	the Guarantee secures the obligations of an Obligor which is (x) a direct or indirect shareholder of the German GmbH Guarantor or (y) an affiliated company (verbundenes Unternehmen) within the meaning of section 15 of the German Stock Corporation Act (Aktiengesetz) of a shareholder of the German GmbH Guarantor (other than the German GmbH Guarantor and its Subsidiaries) (the “Up-Stream and/or Cross-Stream Guarantee”); and

(ii)	the enforcement would have the effect of (x) reducing the German GmbH Guarantor’s net assets (Reinvermögen) (the “Net Assets”) to an amount of less than its stated share capital (Stammkapital) or, if the Net Assets are already an amount of less than its stated share capital, of causing such amount to be further reduced and (y) thereby causing a violation of the capital maintenance requirements as set forth in section 30, para. 1 German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) as amended from time to time provided that the amount of the stated share capital to be taken into consideration shall be the amount registered in the commercial register at the date hereof, and any increase of the stated share capital registered after the date of this Agreement shall only be taken into account if such increase has been effected with the prior written consent of the Agent (such consent shall not be unreasonably withheld).

(c)	The Net Assets shall be calculated as an amount equal to the sum of the values of the German GmbH Guarantor’s assets (consisting of all assets which correspond to the items set forth in section 266 sub-section (2) A, B and C of the German Commercial Code (Handelsgesetzbuch) less the aggregate amount of the German GmbH Guarantor’s liabilities (consisting of all liabilities and liability reserves which correspond to the items set forth in section 266 sub-section (3) B, C and D of the German Commercial Code), save that:

(i)	any asset that is shown in the balance sheet with a book value (Buchwert) that is significantly lower than the market value of such asset and that can be realised shall be taken into account with its market value, to the extent that such assets are not necessary for the relevant German GmbH Guarantor’s business (nicht betriebsnotwendig) and to the extent that such realisation is necessary to satisfy the amount owed under the Guarantee (for the purpose of this clause a book value being significantly lower than the market value shall as a general rule be assumed if the book value is 35 per cent lower than the market value);

(ii)	obligations under loans provided to the German GmbH Guarantor by any member of the Group shall not be taken into account as liabilities as far as such loans are subordinated by law or by contract at least to the claims of the unsubordinated creditors of the German GmbH Guarantor; and

(iii)	obligations under loans or other contractual liabilities incurred by the German GmbH Guarantor in a culpable (schuldhaft) violation of the provisions of the Finance Documents shall not be taken into account as liabilities.

The Net Assets shall be determined in accordance with the generally accepted accounting principles applicable from time to time in Germany (Grundsätze ordnungsmäßiger Buchführung) and, to the extent such accounting principles provide for discretion, be based on the same principles that were applied by the German GmbH Guarantor in the preparation of its most recent annual balance sheet (Jahresbilanz) and, in any event, in accordance with the jurisprudence from time to time of the German Federal Court of Justice (Bundesgerichtshof) relating to the protection of liable capital under Sections 30 and 31 of the German Limited Liability Companies Act.

(d)	The limitations set out in paragraph (b) above shall only apply if:

(i)	the German GmbH Guarantor delivers to the Agent, without undue delay but not later than within 10 Business Days (or such longer period as has been agreed between the German GmbH Guarantor and the Agent) after receipt of a request for payment under the Guarantee by the Agent, a determination prepared by the German GmbH Guarantor’s management stating which amount of the Up-Stream and/or Cross-Stream Guarantee cannot be enforced as it would cause the Net Assets of the relevant German GmbH Guarantor being less than its stated share capital or, if the Net Assets are already an amount of less than its stated share capital, of causing such amount to be further reduced (taking into account the adjustments set out in paragraph (c) above) (the “Management Determination”); and

(ii)

provided that the Agent (acting reasonably) disagrees with the Management Determination, the German GmbH Guarantor delivers to the Agent, without undue delay but not later than within 20 Business Days (or such longer period as has been agreed between the German GmbH Guarantor and the Agent) from the date the Agent has contested the Management Determination, an up to date balance sheet prepared by a firm of auditors of international standard and reputation which shows the amount of the Up-Stream and/or Cross-Stream Guarantee that cannot be enforced without the Net Assets of the relevant German GmbH Guarantor becoming less than its stated share capital or, if the Net Assets are already an amount of less than its stated share capital, of causing such amount to be further reduced (the “Balance Sheet”). The Balance Sheet shall be prepared in accordance with the principles set out in paragraph (c) above and shall contain further information (in reasonable detail) relating to items to be adjusted pursuant to paragraph (c) above.

If the German GmbH Guarantor fails to deliver the Management Determination or the Balance Sheet within the aforementioned time periods, the Finance Parties shall be entitled to enforce the Guarantee irrespective of the limitations set out in paragraph (b) above.

(e)	If the Finance Parties disagree with the Management Determination and/or the Balance Sheet, they shall be entitled to enforce the Guarantee up to the amount which, according to the Management Determination or the Balance Sheet, as the case may be, can be enforced in compliance with the limitations set out in paragraph (b) above. In relation to any additional amounts for which the German GmbH Guarantor is liable under the Guarantee, the Finance Parties shall be entitled to further pursue their claims (if any) and the relevant German GmbH Guarantor shall be entitled to prove that this amount is necessary for maintaining its stated share capital (calculated as of the date the demand under the Guarantee was made).

(f)	No reduction of the amount enforceable under this Clause 19.13 (German Guarantee Limitation) will prejudice the right of the Finance Parties to continue enforcing the Guarantee (subject always to the operation of the limitations set out above at the time of such enforcement) until full satisfaction to the claims guaranteed.

19.14	Spanish Guarantee Limitation

(a)	The obligations under the Finance Documents and in particular under this Clause 19 (Guarantee and Indemnity) of any Guarantor incorporated in Spain (a “Spanish Guarantor”) as a sociedad de responsabilidad limitada shall (i) not extend to any obligation incurred by any Obligor as a result of such Obligor borrowing (or guaranteeing the borrowing of) funds (but only in respect of those funds) under any Facility for the purpose of (A) acquiring quotas (participaciones sociales) representing the share capital of such Spanish Guarantor or quotas (participaciones sociales) or shares (acciones) representing the share capital of a company within its group or (B) refinancing a previous debt incurred by any Obligor for the acquisition of quotas (participaciones sociales) representing the share capital of such Spanish Guarantor or quotas (participaciones sociales) or shares (acciones) representing the share capital of a company within its group, and shall (ii) be deemed not to be undertaken or incurred by a Spanish Guarantor to the extent that the same would constitute unlawful financial assistance within the meaning of article 143 of the Consolidated Text of the Companies Law approved by the Legislative Royal Decree 1/2010 and, in that case, all provisions of this Agreement shall be construed accordingly in the sense that, in no case, can any guarantee or Security given by a Spanish Guarantor secure repayment of the abovementioned funds.

(b)	For the purposes of paragraph (a) above, a reference to the “group” of a Spanish Guarantor shall mean such Spanish Guarantor and any other companies constituting a group as such term is defined under article 42 of the Spanish Commercial Code (Código de Comercio).

(c)

The obligations under this Clause 19 (Guarantee and Indemnity) of any Spanish Guarantor incorporated as a sociedad anónima shall (i) not extend to any obligation incurred by any Obligor as a result of such Obligor borrowing (or guaranteeing the borrowing of) funds (but only in respect of those funds) under any Facility for the purpose of (a) acquiring shares (acciones) representing the share capital of such Spanish Guarantor or shares (acciones) or quotas (participaciones sociales) representing the share capital of its holding company or (b) refinancing a previous debt incurred by any Obligor for the acquisition of shares (acciones) representing the share capital of such Spanish Guarantor or shares (acciones) or quotas (participaciones sociales) representing the share capital of its holding company, and shall (ii) be deemed not to be undertaken or incurred by a Spanish Guarantor to the extent that the same would constitute unlawful financial assistance within the meaning of article 149 and 150 of the Consolidated Text of the Companies Law approved by the Legislative Royal Decree 1/2010, and, in that case, all provisions of this Agreement shall be construed accordingly in the sense that, in no case, can any guarantee or Security given by a Spanish Guarantor secure repayment of the above-mentioned funds.

(d)	For the purposes of paragraph (c) above, a reference to a “holding company” of a Spanish Guarantor shall mean the company which, directly or indirectly, owns the majority of the voting rights of such Spanish Guarantor or that may have a dominant influence on such Spanish Guarantor. It shall be presumed that one company has a dominant influence on another company when:

(i)	any of the scenarios set out in section 1 of article 42 of the Spanish Commercial Code (Código de Comercio) are met; or

(ii)	when at least half plus one of the members of the managing body of the Spanish Guarantor are also members of the managing body or top managers (altos directivos) of the dominant company or of another company controlled by such dominant company.

19.15	Republic of Ireland Guarantee Limitation

The guarantee and indemnity contained in this Clause 19 (Guarantee and Indemnity) (the “Guarantee”) does not apply to any liability to the extent that it would result in the Guarantee constituting unlawful financial assistance within the meaning of Section 60 of the Companies Act 1963 or any equivalent and applicable provisions under the laws of any Relevant Jurisdiction.

19.16	Belgian Guarantee Limitation

Notwithstanding any other provision of this Clause 19 (Guarantee and Indemnity), the guarantee, indemnity and other obligations of any Belgian Guarantor expressed to be assumed in this Clause 19 (Guarantee and Indemnity) shall not include any liability which would constitute unlawful financial assistance within the meaning of Article 629 of the Belgian Company Code, and shall be subject to any limitation (based, inter alia, on corporate benefit rules) as set out in the Accession Letter of such Belgian Guarantor and agreed by the Agent (acting reasonably).

19.17	Danish Guarantee Limitation

Notwithstanding any provision of any of the Finance Documents and in particular this Clause 19 (Guarantee and Indemnity), the guarantee, indemnity and other obligations (as well as any security created in relation thereto) of any Danish Guarantor expressed to be assumed in any of the Finance Documents and in particular this Clause 19 (Guarantee and Indemnity):

(a)	shall be deemed not to be assumed (and any Security created in relation thereto shall be limited) to if and to the extent required to comply with Danish statutory provisions on unlawful financial assistance, at the date of this Agreement including, but not limited to, Sections 206 to 212 of the Danish Companies Act (2009); and

(b)	shall, in relation to obligations not incurred as a result of borrowings by the Danish Guarantor, further be limited to an amount equal to the higher of (i) the equity of the Danish Guarantor at the date of this Agreement or (ii) the equity at the date when a claim is made against the Danish Guarantor, in both events calculated in accordance with the Danish Guarantor’s generally accepted accounting principles at the relevant time; provided, however, that this shall be adjusted to include (if not already included) a statutory reserve in respect of any unpaid portion of the subscription price for shares issued by the Danish Guarantor calculated in accordance with the Danish Guarantor’s generally accepted accounting principles at the relevant time.

19.18	Limitation

This guarantee does not apply to any liability to the extent that it would result in this guarantee being illegal or contravening any applicable law or regulation in the jurisdiction of a Guarantor concerning financial assistance by that Guarantor for the acquisition of, or subscription for, shares and with respect to any Additional Guarantor is subject to any limitation set out in the Accession Letter applicable to such Additional Guarantor.

20.	REPRESENTATIONS

Each Obligor makes the representations and warranties set out in this Clause 20 to each Finance Party on the dates set out in Clause 20.26 (Time when representations made) (in the case of any Obligor other than the Company, only in relation to itself and its Subsidiaries and, in the case of the Company, in respect of itself and its Subsidiaries).

20.1	Status

(a)	It and each of its Subsidiaries is a limited liability company or a corporation, duly incorporated and validly existing under the law of its respective jurisdiction of incorporation.

(b)	It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

20.2	Binding obligations

(a)	The obligations expressed to be assumed by it in each Finance Document are, subject to any general principles of law as at the date of this Agreement limiting its obligations that are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation) or Clause 26 (Changes to the Obligors), legal, valid, binding and enforceable obligations; and

(b)	(without limiting the generality of paragraph (a) above) save, where applicable, for the filing of necessary or appropriate registrations of the Transaction Security Documents with the appropriate registries in each Relevant Jurisdiction each Transaction Security Document to which it is a party creates the Security which that Transaction Security Document purports to create and that Security is valid and effective.

20.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents and the granting of the Transaction Security do not and will not conflict with:

(a)	any material law or regulation applicable to it;

(b)	the constitutional documents of it or any of its Subsidiaries; or

(c)	any agreement or instrument binding upon it or any member of the Group or any of its or any member of the Group’s assets or constitute a default or termination event (however described) under any such agreement or instrument in a manner which has or is reasonably likely to have a Material Adverse Effect.

20.4	Power and authority

(a)	It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

(b)	No limit on its powers will be exceeded as a result of the borrowing, grant of security or giving of guarantees or indemnities contemplated by the Finance Documents to which it is a party.

20.5	Validity and admissibility in evidence

(a)	All Authorisations required or desirable:

(i)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(ii)	to make the Finance Documents to which it is a party admissible in evidence in each Relevant Jurisdiction (save, where applicable, for the filing of necessary or appropriate registrations of the Transaction Security Documents with the appropriate registries in each Relevant Jurisdiction), have been obtained or effected and are in full force and effect.

(b)	All Authorisations necessary for the conduct of its and its Subsidiaries’ trade and ordinary activities have been obtained or effected and are in full force and effect if failure to obtain or effect those Authorisations has or is reasonably likely to have a Material Adverse Effect.

20.6	Governing law and enforcement

(a)	The choice of governing law of each of the Finance Documents will be recognised and enforced in its Relevant Jurisdiction, subject to any general principles of law as at the date of this Agreement limiting its obligations that are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation) or Clause 26 (Changes to the Obligors).

(b)	Any judgment obtained in relation to a Finance Document in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in each Relevant Jurisdiction, subject to any general principles of law as at the date of this Agreement limiting its obligations that are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation) or Clause 26 (Changes to the Obligors).

20.7	Insolvency

No:

(a)	corporate action, legal proceeding or other procedure or step described in Clause 24.7 (Insolvency proceedings); or

(b)	creditors’ process described in Clause 24.8 (Creditors’ process),

has been taken or, to its knowledge, threatened in relation to it or any of its Subsidiaries; and none of the circumstances described in Clause 24.6 (Insolvency) applies to it and its Subsidiaries.

20.8	Deduction of Tax

It is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document.

20.9	No filing or stamp taxes

(a)	Subject to general principles of law as at the date of this Agreement limiting its obligations, which are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation) or Clause 26 (Changes to the Obligors) and as specified in paragraph (b) below, under the law of each Relevant Jurisdiction it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents.

(b)	(i)	The French law share pledge agreement in respect of the shares in Interxion France S.A.S. made between the Company as pledgor and the Security Trustee must be filed before the clerk of the commercial court of the place where Interxion France S.A.S. is incorporated for it to be binding (opposable) on third parties, in accordance with Articles 2337 and 2338 of the French Code civil.

(ii)	The German law share pledge agreement in respect of the shares in Interxion Deutschland GmbH made between the Company as pledgor and the Security Trustee must be notarised.

(iii)	The Spanish law pledge agreements must be notarised.

(iv)	A EUR 0.15 documentary duty is due in respect of each copy of each Finance Document executed in Belgium, in accordance with the Belgian Code on certain Rights and Taxes (Wetboek diverse rechten en taksen / Code des droits et taxes divers).

20.10	No default

(a)	No Event of Default and, on the date of this Agreement, no Default is continuing or would reasonably be expected to result from the making of any Utilisation or its entry into, its performance of, or any transaction contemplated by, any Finance Document.

(b)	No other event or circumstances is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries’) assets are subject which has or is reasonably likely to have a Material Adverse Effect.

20.11	No misleading information

(a)	The Business Plan has been prepared in accordance with the Accounting Principles as applied to the Company’s Original Financial Statements, and the financial projections and forecasts contained in the Business Plan have been prepared on the basis of recent historical information, are fair and based on reasonable assumptions and have been approved by the managing board of the Company.

(b)	The expressions of opinion or intention provided by or on behalf of an Obligor for the purposes of the Business Plan were made after careful consideration and (as at the date of the Business Plan) were fair and based on reasonable grounds.

(c)	No event or circumstance has occurred or arisen and no information has been omitted from the Business Plan and no information has been given or withheld that results in the information, opinions, intentions, forecasts or projections contained in the Business Plan being untrue or misleading in any material respect.

(d)	Any written factual information provided by or on behalf of any Obligor in relation to the Finance Documents was true and accurate in all material respects as at the date it was provided and is not misleading in any respect.

20.12	Financial statements

(a)	The Original Financial Statements were prepared in accordance with the Accounting Principles consistently applied.

(b)	Its unaudited Original Financial Statements fairly represent its financial condition and results of operations (consolidated in the case of the Company) for each relevant month.

(c)	Its audited Original Financial Statements give a true and fair view of its financial condition and results of operations (consolidated in the case of the Company) during the relevant financial year.

(d)	Its most recent financial statements delivered pursuant to Clause 21.1 (Financial statements):

(i)	have been prepared in accordance with the Accounting Principles as applied to the Original Financial Statements; and

(ii)	give a true and fair view (if audited) or fairly present (if unaudited) its consolidated financial condition as at the end of, and consolidated results of operations for, the period to which they relate.

(e)	The budgets and forecasts supplied under this Agreement were arrived at after careful consideration and have been prepared in good faith on the basis of recent historical information and on the basis of assumptions which were reasonable as at the date they were prepared and supplied.

(f)	There has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group, in the case of the Company) since 31 December 2009.

20.13	No proceedings pending or threatened

No litigation, arbitration, administrative proceedings or investigations of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect has (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against it or any of its Subsidiaries (or against any of their respective directors).

20.14	No breach of laws

(a)	It has not (and none of its Subsidiaries has) breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

(b)	No labour disputes are current or, to the best of its knowledge and belief (having made due and careful enquiry), threatened against it or any of its Subsidiaries which have or are reasonably likely to have a Material Adverse Effect.

20.15	Environmental laws

(a)	It and each of its Subsidiaries is in compliance with Clause 23.3 (Environmental compliance) and to the best of its knowledge and belief (having made due and careful enquiry) no circumstances have occurred which would prevent such compliance in a manner or to an extent which has or is reasonably likely to have a Material Adverse Effect.

(b)	No Environmental Claim has been commenced or (to the best of its knowledge and belief (having made due and careful enquiry)) is threatened against it or any of its Subsidiaries where that claim has or is reasonably likely, if determined against that member of the Group, to have a Material Adverse Effect.

(c)	The Company represents that the cost to the Group of compliance with Environmental Laws (including Environmental Permits) is (to the best of its knowledge and belief, having made due and careful enquiry) adequately provided for in the Business Plan and the cost of compliance with the recommendations contained in the Environmental Report is adequately provided for in the Business Plan.

20.16	Taxation

(a)	It is not (and none of its Subsidiaries is) materially overdue in the filing of any Tax returns and it is not (and none of its Subsidiaries is) overdue in the payment of any amount in respect of Tax of Euro 500,000 (or its equivalent in any other currency) or more.

(b)	No claims, audits or investigations are being, or are reasonably likely to be, made or conducted against it (or any of its Subsidiaries) with respect to Tax which would result, or be reasonably likely to result, in liabilities of or claims against any members of the Group which would have a Material Adverse Effect.

(c)	It is resident for Tax purposes only in the jurisdiction of its incorporation.

20.17	Security and Financial Indebtedness

(a)	No Security or Quasi-Security exists over all or any of the present or future assets of it or any of its Restricted Subsidiaries other than as not prohibited by this Agreement.

(b)	Neither it nor any of its Restricted Subsidiaries has any Financial Indebtedness outstanding other than as not prohibited by this Agreement.

20.18	Ranking

(a)	Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

(b)	With effect on the Closing Date, the Transaction Security has or will have first ranking priority and it is not subject to any prior ranking or pari passu ranking Security.

20.19	Good title to assets

It and each of its Subsidiaries has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

20.20	Legal and beneficial ownership

It and each of its Subsidiaries is the sole legal and beneficial owner of the respective assets over which it purports to grant Security free from any claims, third party rights or competing interests.

20.21	Shares

The shares of any of its Subsidiaries which are subject to the Transaction Security are fully paid and not subject to any option to purchase or similar rights and are free from any charges, liens, encumbrances, third party rights, options, any statutory or contractual restrictions to their transfer. The constitutional documents of any of its Subsidiaries whose shares are subject to the Transaction Security do not and could not restrict or inhibit any transfer of those shares on creation or enforcement of the Transaction Security (subject to the prior approval clause (clause d’agrément) contained in Article 11.2 of the by-laws (statuts) of Interxion France S.A.S. which requires the prior approval by shareholders holding at least three-quarters of Interxion France S.A.S.’s shares of the Secured Parties as potential shareholders of Interxion France S.A.S. and any person to whom the shares are transferred in connection with enforcement of the share pledge agreement entered into between the Company as pledgor and the Security Trustee, which approval has been granted by the Company acting as sole shareholder of Interxion France S.A.S. in accordance with Articles L223-14 and L223-15 of the French Code de commerce). There are no agreements in force which provide for the issue or allotment of, or grant any person the right to call for the issue or allotment of, any share or loan capital of any member of the Group (including any option or right of pre-emption or conversion).

20.22	Intellectual Property

It and each of its Subsidiaries:

(a)	is the sole legal and beneficial owner of or has licensed to it all the Intellectual Property which is material in the context of its business and which is required by it in order to carry on its business as it is being conducted and as contemplated in the Business Plan;

(b)	does not (nor does any of its Subsidiaries), in carrying on its businesses, infringe any Intellectual Property of any third party in any respect which has or is reasonably likely to have a Material Adverse Effect; and

(c)	has taken all formal or procedural actions (including payment of fees) required to maintain any material Intellectual Property owned by it.

20.23	Group Structure Chart

The Company represents that the Group Structure Chart delivered to the Agent pursuant to Part 1 of Schedule 2 (Conditions Precedent) is true, complete and accurate in all material respects and shows the following information:

(a)	each member of the Group, including current name and company registration number, its jurisdiction of incorporation and/or establishment, a list of shareholders and indicating whether a company is not a company with limited liability; and

(b)	all minority interests in any member of the Group and any person in which any member of the Group holds shares in its issued share capital or equivalent ownership interest of such person.

20.24	Centre of main interests and establishments

For the purposes of The Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings (the “Regulation”), its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in its jurisdiction of incorporation and it has no “establishment” (as that term is used in Article 2(h) of the Regulations) in any other jurisdiction.

20.25	Pensions

(a)	Neither it nor any of its Subsidiaries is or has at any time been an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Schemes Act 1993).

(b)	Neither it nor any of its Subsidiaries is or has at any time been “connected” with or an “associate” of (as those terms are used in sections 38 and 43 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pensions Schemes Act 1993).

(c)	The pension plan operated for the benefit of certain employees of Interxion (Schweiz) AG is fully funded.

20.26	Times when representations made

(a)	All the representations and warranties in this Clause 20 are made by each Obligor on the date of this Agreement.

(b)	The Repeating Representations are deemed to be made by each Obligor on the date of each Utilisation Request, on each Utilisation Date and on the first day of each Interest Period.

(c)	All the representations and warranties in this Clause 20 (except Clause 20.11 (No misleading information) and Clause 20.23 (Group Structure Chart)) are deemed to be made by each Additional Obligor on the day on which it becomes (or it is proposed that it becomes) an Additional Obligor.

(d)	Each Obligor (other than the Company) hereby empowers (bevollmächtigt) the Company (in this capacity or in its capacity as Obligors’ Agent) to make the Repeating Representations on its behalf as its attorney (Stellvertreter). Each Obligor (other than the Company) hereby relieves the Company from any restrictions on representing several persons or self- dealing under any applicable law, in particular from the restrictions pursuant to section 181 of the German Civil Code (Bürgerliches Gesetzbuch) for the purpose of making the Repeating Representations on its behalf as attorney (Stellvertreter).

(e)	Each representation or warranty deemed to be made after the date of this Agreement shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

21.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 21 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

In this Clause 21:

“Annual Financial Statements” means the financial statements for a Financial Year delivered pursuant to paragraph (a) of Clause 21.1 (Financial statements).

“Quarterly Financial Statements” means the financial statements delivered pursuant to paragraph (b) of Clause 21.1 (Financial statements).

21.1	Financial statements

The Company shall supply to the Agent in sufficient copies for all the Lenders:

(a)	as soon as they are available, but in any event within 120 days after the end of each of its Financial Years, its audited consolidated financial statements for that Financial Year; and

(b)	as soon as they are available, but in any event within 60 days after the end of each Financial Quarter of each of its Financial Years its consolidated financial statements for that Financial Quarter.

21.2	Provision and contents of Compliance Certificate

(a)	The Company shall supply a Compliance Certificate to the Agent with each set of its audited consolidated Annual Financial Statements and each set of its consolidated Quarterly Financial Statements. The Compliance Certificate shall, amongst other things, set out (in reasonable detail) computations as to compliance with Clause 22 (Financial Covenants).

(b)	Each Compliance Certificate shall be signed by two officers of the Company, one of whom shall be the Chief Financial Officer, and, in respect of the consolidated Annual Financial Statements, shall be reported on by the Company’s Auditors in the form agreed by the Company and all the Lenders before the date of this Agreement.

21.3	Requirements as to financial statements

(a)	The Company shall procure that each set of Annual Financial Statements and Quarterly Financial Statements includes a balance sheet, profit and loss account and cashflow statement. In addition the Company shall procure that each set of Annual Financial Statements shall be audited by the Auditors.

(b)	Each set of financial statements delivered pursuant to Clause 21.1 (Financial statements):

(i)	shall be certified by a managing director of the relevant company as giving a true and fair view of (in the case of Annual Financial Statements for any Financial Year), or fairly representing (in the case of Quarterly Financial Statements), its financial condition and operations as at the date as at which those financial statements were drawn up and, in the case of the Annual Financial Statements, shall be accompanied by any letter addressed to the management of the relevant company by the Auditors and accompanying those Annual Financial Statements; and

(ii)	shall be prepared using the Accounting Principles, accounting practices and financial reference periods consistent with those applied:

(A)	in the case of the Company, in the preparation of its Original Financial Statements and the Business Plan; and

(B)	in the case of any other Obligor, in the preparation of the Original Financial Statements for that Obligor,

unless, in relation to any set of financial statements, the Company notifies the Agent that there has been a change in the Accounting Principles or the accounting practices and its Auditors (or, if appropriate, the Auditors of the Obligor) deliver to the Agent:

(C)	a description of any change necessary for those financial statements to reflect the Accounting Principles or accounting practices upon which the Company’s Original Financial Statements and the Business Plan or, as the case may be, that Obligor’s Original Financial Statements were prepared; and

(D)	sufficient information, in form and substance as may be reasonably required by the Agent, to enable the Lenders to determine whether Clause 22 (Financial Covenants) has been complied with, to determine the Margin as set out in the definition of Margin, and to make an accurate comparison between the financial position indicated in the Company’s Original Financial Statements and the Business Plan (in the case of the Company) or that Obligor’s Original Financial Statements (in the case of an Obligor).

Any reference in this Agreement to any financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Business Plan or, as the case may be, the Original Financial Statements were prepared.

(c)	If the Agent wishes to discuss the financial position of any member of the Group with the Auditors, the Agent may notify the Company, stating the questions or issues which the Agent wishes to discuss with the Auditors. In this event, the Company must ensure that the Auditors are authorised (at the expense of the Company):

(i)	to discuss the financial position of each member of the Group with the Agent on request from the Agent; and

(ii)	to disclose to the Agent for the Finance Parties any information which the Agent may reasonably request.

21.4	Group companies

The Company shall supply to the Agent, together with each Compliance Certificate delivered with its Annual Financial Statements, a report issued by its Auditors stating which of its Subsidiaries are Material Companies and confirming that (i) the aggregate of earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Adjusted EBITDA) of the Guarantors (excluding HQ) is at least equal to 85 per cent. of the consolidated Adjusted EBITDA of the Group (including HQ) and (ii) the aggregate net assets of the Guarantors (calculated on an unconsolidated basis and excluding all intra-Group items and investments in Subsidiaries of any member of the Group) is at least equal to 70 per cent. of consolidated net assets of the Group.

21.5	Year-end

The Company shall not change its Financial Year-end from 31 December.

21.6	Information: miscellaneous

The Company shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(a)	all documents despatched by the Company to its shareholders (or any class of them) or its creditors generally at the same time as they are dispatched;

(b)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group (or against the directors of any member of the Group), and which might, if adversely determined, have a Material Adverse Effect;

(c)	promptly, such further information regarding the financial condition, business, assets and operations of any member of the Group as any Finance Party (through the Agent) may reasonably request except to the extent that disclosure of the information would breach any law, regulation, stock exchange requirement or, to the extent required by normal market practice, any duty of confidentiality;

(d)	promptly, such information as the Security Trustee may reasonably require about the Charged Property and compliance of the Obligors with the terms of any Transaction Security Document; and

(e)	such information as is required under sections 13, 13a and 18 of the German Banking Act (Kreditwesengesetz).

21.7	Potential breach of financial covenants

If, prior to the date of a Compliance Certificate to be delivered in accordance with Clause 21.2 (Provision and contents of Compliance Certificate) above, on the basis of information available for the Relevant Period to which such Compliance Certificate relates, the Company is of the reasonable opinion that any of the covenants set out in Clause 22.2 (Financial condition) will not or are highly likely not to be complied with in respect of such Relevant Period, the Company shall promptly give notice in writing that such covenants will or are highly likely not to be complied with and provide any relevant information and evidence in relation to such non-compliance reasonably requested by the Agent.

21.8	Notification of default

(a)	The Company shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

(b)	Promptly upon a request by the Agent, the Company shall supply to the Agent a certificate signed by the CEO, CFO or other managing director on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

21.9	“Know your customer” checks

(a)	If:

(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii)	any change in the status of an Obligor or the composition of the shareholders of an Obligor after the date of this Agreement; or

(iii)	a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)	Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(c)	The Company shall, by not less than ten Business Days’ prior written notice to the Agent, notify the Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional Obligor pursuant to Clause 26 (Changes to the Obligors).

(d)	Following the giving of any notice pursuant to paragraph (c) above, if the accession of such Additional Obligor obliges the Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to this Agreement as an Additional Obligor.

22.	FINANCIAL COVENANTS

22.1	Financial definitions

In this Clause 22:

“Adjusted EBITDA” means, in respect of any Relevant Period, EBIT for that Relevant Period after adding back any amount attributable to the amortisation, depreciation or impairment of assets of members of the Group (and taking no account of the reversal of any previous impairment charge made in that Relevant Period) and any share based payments.

“EBIT” means, in respect of any Relevant Period, the consolidated operating profit of the Group before taxation:

(a)	before deducting any Finance Charges;

(b)	not including any accrued interest owing to any member of the Group;

(c)	before taking into account any Exceptional Items;

(d)	before deducting any Transaction Costs;

(e)	after deducting the amount of any profit (or adding back the amount of any loss) of any member of the Group which is attributable to minority interests;

(f)	plus or minus the Group’s share of the profits or losses (after finance costs and tax) of Non-Group Entities (after deducting the amount of any profit of any Non-Group Entity to the extent that the amount of the profit included in the financial statements of the Group exceeds the amount actually received in cash by members of the Group through distributions by the Non-Group Entity);

(g)	before taking into account any unrealised gains or losses on any derivative instrument (other than any derivative instrument which is accounted for on a hedge accounting basis); and

(h)	before taking into account any Pension Items;

in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining operating profits of the Group before taxation.

“Exceptional Items” means any material items of an unusual or non-recurring nature which represent gains or losses including, but not limited to, those arising in respect of:

(a)	exceptional general and administrative costs including, but not limited to, additions and releases relating to the provisions for onerous lease contracts concerning the losses on real estate obligations of existing unused sites and disposals, revaluations, impairment or reversal of non-current assets;

(b)	exceptional income including, but not limited to, sub-lease income from unused sites; and

(c)	Transaction Costs.

“Finance Charges” means, for any Relevant Period, the aggregate amount of the accrued interest, commission, fees, discounts, prepayment fees, premiums or charges and other finance payments in respect of Financial Indebtedness whether paid, payable or capitalised by any member of the Group (calculated on a consolidated basis) in respect of that Relevant Period:

(a)	excluding any Transaction Costs;

(b)	excluding any non-cash write-offs of the un-amortised cost of debt arising on the repayment of Financial Indebtedness on the Closing Date;

(c)	including the interest (but not the capital) element of payments in respect of Finance Leases;

(d)	including any commission, fees, discounts and other finance payments payable by (and deducting any such amounts payable to) any member of the Group under any interest rate hedging arrangement;

(e)	excluding any interest cost or expected return on plan assets in relation to any defined benefit pension scheme; and

(f)	taking no account of any unrealised gains or losses on any derivative instruments other than any derivative instruments which are accounted for on a hedge accounting basis,

together with the amount of any cash dividends or distributions paid or made by the Company in respect of that Relevant Period and so that no amount shall be added (or deducted) more than once.

“Finance Lease” means any lease or hire purchase contract which would, in accordance with the Accounting Principles, be treated as a finance or capital lease.

“Financial Quarter” means the period commencing on the day after one Quarter Date and ending on the next Quarter Date.

“Financial Year” means the annual accounting period of the Company ending on or about 31 December in each year.

“Interest Cover” means the ratio of Adjusted EBITDA to Finance Charges in respect of any Relevant Period.

“Leverage” means, in respect of any Relevant Period, the ratio of Total Debt on the last day of that Relevant Period to Pro Forma EBITDA in respect of that Relevant Period.

“Non-Group Entity” means any investment or entity (which is not itself a member of the Group (including associates and Joint Ventures)) in which any member of the Group has an ownership interest.

“Pension Items” means any income or charge attributable to a defined benefit pension scheme other than the current service costs attributable to the scheme.

“Pro Forma EBITDA” means, in respect of any Relevant Period, Adjusted EBITDA for that Relevant Period adjusted by:

(a)	including the operating profit before interest, tax, depreciation, amortisation and impairment charges (calculated on the same basis as Adjusted EBITDA) of a member of the Group for the Relevant Period (or attributable to a business or assets acquired during the Relevant Period) prior to its becoming a member of the Group or (as the case may be) prior to the acquisition of the business or assets; and

(b)	excluding operating profit before interest, tax, depreciation, amortisation and impairment charges (calculated on the same basis as Adjusted EBITDA) attributable to any member of the Group (or to any business or assets) disposed of during the Relevant Period.

“Quarter Date” means each of 31 March, 30 June, 30 September and 31 December.

“Relevant Date” means the date specified in Clause 22.2 (Financial condition) as the date as at (or to) which a particular financial ratio is being tested.

“Relevant Period” means each period of four consecutive Financial Quarters ending on a Relevant Date.

“Total Debt” means, at any time, the aggregate amount of all obligations of members of the Group for or in respect of Financial Indebtedness at that time but:

(a)	excluding any such obligations to any other member of the Group; and

(b)	including, in the case of Finance Leases only, their capitalised value,

and so that no amount shall be included or excluded more than once.

“Transaction Costs” means all non-periodic fees, costs and expenses, stamp registration and other Taxes incurred by the Company in connection with (i) the offering of the Bonds and the entry into this Agreement, including (without limitation) prepayment premia and break costs resulting from the refinancing of the Existing Facilities, (ii) any refinancing of the Bonds or the Facility, (iii) any transaction pursuant to which additional high yield bonds are issued or further credit facilities are borrowed by the Company, (iv) any offering of the Company’s ordinary shares pursuant to the IPO or secondary offering of such shares following the IPO, (v) any M&A transaction (but only in respect of costs incurred prior to the closing of such transaction) (vi) any amendment, restatement and/or confirmation of any of the Finance Documents in connection with the execution of the Amendment Agreement and (vii) any of the foregoing transactions (other than as described under (i)) where that transaction was abandoned prior to its completion.

22.2	Financial condition

The Company shall ensure that:

(a)	Interest Cover. The ratio of Adjusted EBITDA to Finance Charges for each Relevant Period ending on a Relevant Date set out in the table below will not be less than the ratio set out in the relevant column in the table below opposite that Relevant Date:

Column 1	Column 2

Relevant Period	Ratio

Relevant Period ending 30 June 2012	2.50:1

Relevant Period ending 30 September 2012	2.50:1

Relevant Period ending 31 December 2012	2.50:1

Relevant Period ending 31 March 2013	2.50:1

Relevant Period ending 30 June 2013	2.50:1

Relevant Period ending 30 September 2013	2.50:1

Relevant Period ending 31 December 2013	2.50:1

Relevant Period ending 31 March 2014	2.50:1

Relevant Period ending 30 June 2014	2.75:1

For each Relevant Period ending on a Quarter Date thereafter	2.75:1

(b)	Leverage. The ratio of Total Debt to Pro Forma EBITDA will not exceed 4.00:1 for each Relevant Period ending on a Quarter Date following the Effective Date.

22.3	Financial testing

(a)	The financial covenants set out in this Clause 22 (Financial Covenants) shall be calculated in accordance with the Accounting Principles and, in respect of the financial covenants set out in Clause 22.2 (Financial condition), tested on a rolling four quarter basis by reference to each of the financial statements delivered pursuant to paragraphs (a) and (b) of Clause 21.1 (Financial statements) and each Compliance Certificate delivered pursuant to Clause 21.2 (Provision and contents of Compliance Certificate).

(b)	For the purposes of calculation of each financial covenant, no item shall be included or excluded more than once in any calculation.

23.	GENERAL UNDERTAKINGS

The undertakings in this Clause 23 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

Authorisations and compliance with laws

23.1	Authorisations

Each Obligor shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	supply certified copies to the Agent of,

any Authorisation required under any law or regulation of the Relevant Jurisdictions to enable it to perform its obligations under the Finance Documents, to ensure the legality, validity, enforceability or admissibility in evidence in each Relevant Jurisdiction of any Finance Document and, where failure to do so has or is reasonably likely to have a Material Adverse Effect, carry on its business.

23.2	Compliance with laws

Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

23.3	Environmental compliance

Each Obligor shall (and the Company shall ensure that each member of the Group will):

(a)	comply with all Environmental Law;

(b)	obtain, maintain and ensure compliance with all requisite Environmental Permits;

(c)	implement procedures to monitor compliance with and to prevent liability under any Environmental Law,

where failure to do so has or is reasonably likely to have a Material Adverse Effect.

23.4	Environmental claims

Each Obligor shall (through the Company), promptly upon becoming aware of the same, inform the Agent in writing of:

(a)	any Environmental Claim against any member of the Group which is current, pending or threatened; and

(b)	any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against any member of the Group,

where the claim, if determined against that member of the Group, has or is reasonably likely to have a Material Adverse Effect.

23.5	Taxation

(a)	Each Obligor shall (and the Company shall ensure that each member of the Group will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith;

(ii)	adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Agent under Clause 21.1 (Financial statements); and

(iii)	such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.

(b)	No member of the Group may change its residence for Tax purposes.

Restrictions on business focus

23.6	New York Law Undertakings

Each Obligor shall (and the Company shall ensure that each member of the Restricted Group will) comply with the undertakings set out in Schedule 18 (New York Law Undertakings).

23.7	Merger

No Obligor shall (and the Company shall ensure that no other member of the Group will) enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction other than a Permitted Transaction.

23.8	Change of business

The Company shall ensure that no substantial change is made to the general nature of the business of the Company or the Group taken as a whole from that carried on at the date of this Agreement.

23.9	Holding Companies

The Company shall not carry on any business, own any assets or incur any liabilities except for:

(a)	the provision of administrative services to other members of the Group of a type customarily provided by a holding company to its Subsidiaries including, for the avoidance of doubt, negotiating and entering into contracts of insurance and maintenance with third party providers for the Group and the provision of treasury and IT services and director services to the Group;

(b)	ownership of shares in its Subsidiaries, intra-Group debit balances, intra-Group credit balances and other credit balances in bank accounts, cash and Cash Equivalent Investments;

(c)	any liabilities under the Finance Documents to which it is a party and professional fees and administration costs and Tax incurred in the ordinary course of business as a holding company.

23.10	Dormant subsidiaries

Without prejudice to Clause 23.27 (Transfer of Dormant and Non-Material Subsidiaries), no Obligor shall (and the Company shall ensure no member of the Group will) cause or permit any member of the Group which is a Dormant Subsidiary to commence trading or cease to satisfy the criteria for a Dormant Subsidiary unless the Company has given the Agent prior written notice whereupon the relevant entity shall cease to be a Dormant Subsidiary.

23.11	Preservation of assets

Each Obligor shall (and the Company shall ensure that each member of the Group will) maintain in good working order and condition (ordinary wear and tear excepted) all of its material assets.

23.12	Pari passu ranking

Each Obligor shall ensure that at all times any unsecured and unsubordinated claims of a Finance Party or Hedge Counterparty against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

23.13	Super-senior ranking

Notwithstanding anything in any Finance Document to the contrary, prior to the Revolving Facility Discharge Date (as defined in the Intercreditor Agreement) and unless otherwise agreed by all the Lenders, no Obligor shall create or permit to subsist (or permit any other member of the Restricted Group to create or permit to subsist) any Security that ranks senior to the Transaction Security Documents.

23.14	Arm’s length basis

(a)	Except as permitted by paragraph (b) below, no Obligor shall (and the Company shall ensure no member of the Group will) enter into any transaction with any person except on arm’s length terms.

(b)	The following transactions shall not be a breach of this Clause 23.14:

(i)	intra-Group loans not prohibited under this Agreement;

(ii)	fees, costs and expenses payable under the Finance Documents in the amounts set out in the Finance Documents delivered to the Agent under Clause 4.1 (Initial conditions precedent) or agreed by the Agent;

(iii)	any transaction entered into on terms more favourable to the relevant member of the Group than it would be if it was on arm’s length terms; and

(iv)	any Permitted Transaction.

23.15	Share capital

No Obligor shall (and the Company shall ensure no member of the Group will) issue any shares except pursuant to a Permitted Share Issue.

Miscellaneous

23.16	Insurance

Each Obligor shall (and the Company shall ensure that each Material Company will) maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

23.17	Pensions

(a)	The Company shall ensure that all pension schemes operated by or maintained for the benefit of members of the Group and/or any of their employees are fully funded based on the statutory funding objective under sections 221 and 222 of the Pensions Act 2004 or, in the case of the pension plan operated for certain employees of Interxion (Schweiz) AG, any applicable Swiss regulations and that no action or omission is taken by any member of the Group in relation to such a pension scheme which has or is reasonably likely to have a Material Adverse Effect (including, without limitation, the termination or commencement of winding-up proceedings of any such pension scheme or any member of the Group ceasing to employ any member of such a pension scheme).

(b)

The Company shall ensure that no member of the Group is or has been at any time an employer (for the purposes of sections 38 to 51 of the Pensions Act 2004) of an occupational pension scheme which is not a money purchase scheme (both terms as defined in the Pension Schemes Act 1993) or “connected” with or an “associate” of (as those terms are used in sections 38 or 43 of the Pensions Act 2004) such an employer. For the avoidance of doubt, this paragraph (b) does not apply to the pension plan operated for certain employees of Interxion (Schweiz) AG.

(c)	The Company shall deliver to the Agent at such times as those reports are prepared in order to comply with the then current statutory or auditing requirements (as applicable either to the trustees of any relevant schemes or to the Company), actuarial reports in relation to all pension schemes mentioned in (a) above.

(d)	The Company shall promptly notify the Agent of any material change in the rate of contributions to any pension schemes mentioned in (a) above paid or recommended to be paid (whether by the scheme actuary or otherwise) or required (by law or otherwise).

(e)	Each Obligor shall immediately notify the Agent of any investigation or proposed investigation by the Pensions Regulator which may lead to the issue of a Financial Support Direction or a Contribution Notice to it.

(f)	Each Obligor shall immediately notify the Agent if it receives a Financial Support Direction or a Contribution Notice from the Pensions Regulator.

23.18	Access

If an Event of Default is continuing or the Agent reasonably suspects an Event of Default is continuing or may occur, each Obligor shall, and the Company shall ensure that each member of the Group will, (not more than once in every Financial Year unless the Agent reasonably suspects an Event of Default is continuing or may occur) permit the Agent and/or the Security Agent and/or accountants or other professional advisers and contractors of the Agent or Security Agent free access at all reasonable times and on reasonable notice at the risk and cost of the Obligor or Company to (a) the premises, assets, books, accounts and records of each member of the Group and (b) meet and discuss matters with senior management.

23.19	Intellectual Property

Each Obligor shall (and the Company shall procure that each Group member will):

(a)	preserve and maintain the subsistence and validity of the Intellectual Property necessary for the business of the relevant Group member;

(b)	use reasonable endeavours to prevent any infringement in any material respect of the Intellectual Property;

(c)	make registrations and pay all registration fees and taxes necessary to maintain the Intellectual Property in full force and effect and record its interest in that Intellectual Property;

(d)	not use or permit the Intellectual Property to be used in a way or take any step or omit to take any step in respect of that Intellectual Property which may materially and adversely affect the existence or value of the Intellectual Property or imperil the right of any member of the Group to use such property; and

(e)	not discontinue the use of the Intellectual Property,

where failure to do so, in the case of paragraphs (a), (b) and (c) above, or, in the case of paragraphs (d) and (e) above, such use, permission to use, omission or discontinuation, is reasonably likely to have a Material Adverse Effect.

23.20	Bank Accounts and Cash Management

(a)	With effect from the date falling 90 days after the Closing Date, no Obligor shall (and the Company shall ensure that each other Obligor will not) open or maintain any bank account other than bank accounts which are subject to valid security under the Transaction Security Documents, provided that any bank account that is a blocked account with a bank that has provided a guarantee or other assurance against loss on behalf of an Obligor in respect of rental lease, supplier or stock payments including those bank accounts listed in Schedule 16 (Continuing Security) shall be excluded from the requirements of this paragraph (a).

(b)	With effect from the date falling 90 days after the Closing Date, the Company shall procure that no member of the Group which is not an Obligor will, and each Obligor will procure that none of its Subsidiaries which are not Obligors will, at any time hold cash in excess of EUR 2,000,000.

(c)	The Company shall continue to operate the Group cash management systems in place on the date of this Agreement (or substantially similar systems) whereby at the end of each month all cash balances standing to the credit of a member of the Group in excess of EUR 1,000,000 are swept into one or more bank accounts held by HQ (or another Obligor) subject to valid security under the Transaction Security Documents, provided that to the extent that any cash held by a member of the Group may not be so transferred without breaching a legal restriction applicable to that member of the Group or its directors that cash will not be required to be transferred. Each member of the Group that is subject to any such legal restriction will use reasonable endeavours to overcome the restriction.

23.21	Treasury Transactions

No Obligor shall (and the Company will procure that no members of the Group will) enter into any Treasury Transaction, other than:

(a)	any Treasury Transaction documented by a Hedging Agreement provided that such Hedging Agreement is entered into in the ordinary course of business and not for speculative purposes;

(b)	spot and forward delivery foreign exchange contracts entered into in the ordinary course of business and not for speculative purposes; and

(c)	any Treasury Transaction entered into for the hedging of actual or projected real exposures arising in the ordinary course of business and not for speculative purposes.

23.22	Guarantor Coverage

(a)	The Company shall ensure that at all times that (i) the aggregate of the earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Adjusted EBITDA) of the Guarantors (excluding HQ) represents at least 85 per cent. of the consolidated Adjusted EBITDA of the Group (including HQ) and (ii) the aggregate net assets of the Guarantors (calculated on an unconsolidated basis and excluding all intra-group items and investments in Subsidiaries of any member of the Group) represents at least 70 per cent. of the consolidated net assets of the Group.

(b)	In the event that paragraph (a) above is not complied with the Company shall, within 45 days of the earlier to occur of the Company becoming aware of such non-compliance and receipt of a written request from the Agent, procure that one or more of its Subsidiaries becomes an Additional Guarantor such that:

(i)	the aggregate of the earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Adjusted EBITDA) of the Guarantors (excluding HQ) immediately following the accession of that Subsidiary or those Subsidiaries as Additional Guarantor(s) is equal to at least 85 per cent. of the consolidated Adjusted EBITDA of the Group (including HQ);

(ii)	the aggregate gross assets of the Guarantors (calculated on an unconsolidated basis and excluding all intra-group items and investments in Subsidiaries of any member of the Group) immediately following the accession of that Subsidiary or those Subsidiaries as Additional Guarantor(s) is equal to at least 70 per cent. of the consolidated net assets of the Group; and

(iii)	such Additional Guarantor’s (or Additional Guarantors’) shares are pledged in favour of the Security Trustee.

The Company must use all reasonable endeavours to ensure that the accession of that Subsidiary or those Subsidiaries as Additional Guarantor(s) occurs as soon as reasonably possible but in any event not later than the last day of such 45 day period.

(c)	The Company need only perform its obligations under paragraph (a) above if it is not unlawful for the relevant person to become an Additional Guarantor and that person becoming an Additional Guarantor would not result in personal liability for that person’s directors or other management. Each Obligor must use, and must procure that the relevant person uses, all reasonable endeavours lawfully available to avoid any such unlawfulness or personal liability. This includes agreeing to a limit on the amount guaranteed. The Agent may (but shall not be obliged to) agree to such a limit if, in its opinion, to do so would avoid the relevant unlawfulness or personal liability.

23.23	Further assurance

(a)	Each Obligor shall (and the Company shall procure that each relevant member of the Group will) promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Trustee may reasonably specify (and in such form as the Security Trustee may reasonably require in favour of the Security Trustee or its nominee(s)):

(i)	to perfect the Security created or intended to be created under or evidenced by the Transaction Security (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights, powers and remedies of the Security Trustee or the Finance Parties provided by or pursuant to the Finance Documents or by law;

(ii)	to confer on the Security Trustee or confer on the Finance Parties, to the extent legally possible and upon receipt of a written request from the Agent, Security over any property and assets relating to a project in which that Obligor has invested;

(iii)	to confer on the Security Trustee or confer on the Finance Parties Security over any property and assets of that Obligor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Transaction Security; and/or

(iv)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Transaction Security.

(b)	Each Obligor shall (and the Company shall procure that each member of the Group shall) take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Trustee or the Finance Parties by or pursuant to the Finance Documents.

23.24	Restrictive Covenants

(a)	Notwithstanding this Clause 23 (General Undertakings), the provisions of Clauses 23.7 (Merger), 23.8 (Change of business) and 23.15 (Share capital) and Sections 2 (Limitation on Restricted Payments) and 7 (Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries) of Schedule 18 (New York Law Undertakings) (the “Relevant Restrictive Covenants”) shall not restrict any such act or step by any Obligor (the “German Obligor”) or any of its Subsidiaries from time to time whose Relevant Jurisdiction is Germany (together the “German Group”).

(b)	Each German Obligor shall give the Agent no less than twenty Business Days’ prior written notice of the intention of it or of its Subsidiaries whose Relevant Jurisdiction is Germany to carry out any of the acts or take any of the steps referred to in the Relevant Restrictive Covenants which, if all the Relevant Restrictive Covenants were applicable to that German Obligor and had thereafter remained in force, would constitute a breach of any of the Relevant Restrictive Covenants (without any applicable consent of the Lenders) by a member of the German Group.

(c)	The Agent shall be entitled within ten Business Days of receipt of the relevant German Obligor’s notice under paragraph (b) above to request the relevant German Obligor to supply to the Agent in sufficient copies for the Lenders any relevant information in connection with the proposed action or steps referred to in such notice.

(d)	The Agent shall notify the relevant German Obligor, within ten Business Days of receipt of the relevant German Obligor’s notice under paragraph (b) above or, if additional information has been requested by the Agent within the prescribed time, within ten Business Days of receipt of such information, whether the proposed action or steps under paragraph (b) above is, or is in the reasonable opinion of the Agent acting on the instructions of the Majority Lenders, likely to have a Material Adverse Effect or to materially adversely change the risk evaluation of the Lenders.

(e)	If the proposed action or steps under paragraph (b) above is or is so considered by the Agent, to have a Material Adverse Effect or to materially adversely change the risk evaluation of the Lenders and the relevant member of the German Group nevertheless takes such action or steps under paragraph (b) above, the Agent shall be entitled to make (and, if so instructed by the Majority Lenders, shall make) the declaration, request and/or instruction set out in Clause 24.18 (Acceleration) and call for repayment of the Utilisations and exercise the other rights in accordance with Clause 24.18 (Acceleration).

23.25	Reinvestment of insurance proceeds

Each Obligor shall (and the Company shall ensure that each other member of the Group will) reinvest all insurance proceeds received in the business of the Group.

23.26	Conditions subsequent

The Company shall procure, as soon as reasonably practicable and in any event by no later than the date falling six months after the date of this Agreement, that:

(a)	it incorporates or acquires a new wholly owned Subsidiary in the form of a private company with limited liability (besloten vennootschap) incorporated under the laws of The Netherlands (“Intermediate Holdco”);

(b)	Intermediate Holdco becomes an Additional Guarantor in accordance with Clause 26.4 (Additional Guarantors);

(c)	(upon the incorporation or acquisition of Intermediate Holdco) the Company enters into:

(i)	a share pledge agreement with the Security Trustee in relation to all the shares in Intermediate Holdco; and

(ii)	a pledge agreement with the Security Trustee in relation to all inter-company receivables owed to the Company by Intermediate Holdco,

each in form and substance satisfactory to the Agent; and

(d)	subject to Clause 23.27 (Transfer of Dormant and Non-Material Subsidiaries) below, (no earlier than the date upon which paragraphs (b) and (c) above have been complied with) the Company transfers, subject to the existing Transaction Security (or, if such Transaction Security is required to be released in order to effect any transfer, it is released and immediately retaken), all of its shares in its Subsidiaries (other than Intermediate Holdco) to Intermediate Holdco provided that:

(i)	on or prior to the date of each such transfer Intermediate Holdco enters into and delivers such Transaction Security Documents and Authorisations, opinions, other documents or assurance as the Agent considers to be necessary or desirable in connection with such transfers or the validity or enforceability of any Finance Document including, without limitation, a tax structure memorandum from PricewaterhouseCoopers (in the agreed form) together with reliance; and

(ii)	no Default has occurred and is continuing or would result from any such transfer.

23.27	Transfer of Dormant and Non-Material Subsidiaries

(a)	If, at any time,

(i)	a Dormant Subsidiary ceases to be a Dormant Subsidiary; or

(ii)	a Non-Material Subsidiary contributes at least 1% of the Adjusted EBITDA or the consolidated net assets of the Group,

the Company shall transfer the shares in such Non-Material Subsidiary to Intermediate Holdco as soon as reasonably practicable but in any event within 3 months of such time.

(b)	The Company shall not, and shall procure that neither Intermediate Holdco nor any of the Operating Subsidiaries shall:

(i)	declare or pay, directly or indirectly, any dividends or make any other distribution to any Dormant Subsidiary or Non-Material Subsidiary;

(ii)	pay any interest or other amount to any Dormant Subsidiary or Non-Material Subsidiary;

(iii)	sell, transfer, lease out, lend or otherwise dispose of any asset to any Dormant Subsidiary or Non-Material Subsidiary; or

(iv)	make any loan to or grant any financial accommodation (including guarantees and security) to or in respect of any Dormant Subsidiary or Non-Material Subsidiary,

provided that in respect of any such transaction with a Non-Material Subsidiary, (x) in respect of (i), (ii) and (iii) above, any such transaction shall be permitted if pro-forma for such transaction such Non-Material Subsidiary continues to contribute less than 1% of the Adjusted EBITDA of the Group and less than 1% of the consolidated net assets of the Group; and (y) in respect of (iv) above, any such transaction shall be permitted if the total aggregate amount of loans made to all Non-Material Subsidiaries and the total aggregate amount of indebtedness in respect of which any financial accommodation (including guarantees and security) has been made for all Non-Material Subsidiaries does not exceed EUR 5,000,000 at any time.

For the purposes of this Clause 23.27, “Operating Subsidiaries” means InterXion HeadQuarters B.V., InterXion Belgium NV, InterXion Danmark ApS, InterXion Espana S.A., InterXion Deutschland GmbH, InterXion Carrier Hotel Limited, InterXion France SAS, InterXion Ireland Limited, InterXion Osterreich GmbH, InterXion Schweiz AG, InterXion Nederland B.V. and InterXion Sverige AB.

23.28	Conditions subsequent related to a Spanish Obligor

In the event that a Spanish Obligor changes its corporate form from limited liability company (sociedad de responsabilidad limitada) into a public limited company (sociedad anónima), the share pledge agreement over the shares of such Spanish Obligor shall be expressly confirmed by the Company (or the holder of the shares of the Spanish Obligor from time to time) through a public document granted before a Spanish Notary Public. Likewise, the Transaction Security Documents granted by the Spanish Obligor, as Guarantor, shall be confirmed (if required) through a public document granted before a Spanish Notary Public.

23.29	Note Purchase Condition

Notwithstanding anything to the contrary in this Agreement, no member of the Group may prepay, purchase, defease, redeem or retire for value (each a “Debt Purchase”) any Notes, Replacement Debt or Term Debt (or offer to do so) unless:

(a)	either:

(i)	immediately following such Debt Purchase, the aggregate of the principal amount of Notes, Replacement Debt and Term Debt outstanding would be equal to or greater than EUR 150,000,000 (as such amount shall be increased by an amount equal to 58 per cent. of the principal amount of any Notes issued following the Effective Date) (the “Minimum Principal Amount”); or

(ii)	to the extent that the aggregate principal amount of Notes, Replacement Debt and Term Debt outstanding following such Debt Purchase is less than the Minimum Principal Amount, the Commitments are cancelled (and, if applicable, Utilisations are permanently prepaid) by an amount equal to the amount by which such aggregate principal amount is less than the Minimum Principal Amount; and

(b)	no Default is continuing or would result from such Debt Purchase.

For the purposes of this Clause:

(a)	“Replacement Debt” means Permitted Refinancing Debt where the proceeds are applied within one Business Day of the incurrence of the Permitted Refinancing Debt (provided that the Parent shall use its reasonable endeavours to procure that it is applied on the same day) in prepayment, purchase, defeasance or redemption of (a) the Notes or any Term Debt or (b) any Permitted Refinancing Debt; and

(b)	“Term Debt” means on any date, Financial Indebtedness with a scheduled maturity date 12 Months or more from the date on which it was incurred (excluding the Facility and any Ancillary Facility); and

(c)	“Permitted Refinancing Debt” has the meaning given to that term in Schedule 18 (New York Law Undertakings).

24.	EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 24 is an Event of Default (save as for Clause 24.18 (Acceleration)).

24.1	Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(a)	its failure to pay is caused by:

(i)	administrative or technical error; or

(ii)	a Disruption Event; and

(b)	payment is made within 3 Business Days of its due date.

24.2	Financial covenants

(a)	Any requirement of Clause 22 (Financial Covenants) is not satisfied.

(b)	A failure to comply with any requirement set out in Clauses 21.1 (Financial statements) or 21.2 (Provision and contents of Compliance Certificate), provided that no Event of Default under this paragraph (b) will occur if the failure to comply is capable of remedy and is remedied within five days of the applicable deadline for delivery set out in those Clauses.

24.3	Other obligations

(a)	An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 24.1 (Non-payment) and Clause 24.2 (Financial covenants)).

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 15 days of the earlier of the Agent giving notice to the Company or the relevant Obligor or the Company or the relevant Obligor becoming aware of the failure to comply.

24.4	Misrepresentation

(a)	Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 15 days of the earlier of the Agent giving notice to the Company or the relevant Obligor or the Company or the relevant Obligor becoming aware of the failure to comply.

24.5	Cross default

(a)	Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).

(d)	Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described).

(e)	No Event of Default will occur under this Clause 24.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than EUR 5,000,000 (or its equivalent in any other currency).

24.6	Insolvency

(a)	An Obligor is unable or admits inability to pay its debts as they fall due (including, in respect of a French Guarantor, cessation des paiements within the meaning of the French Code de commerce, and in respect of a Belgian Guarantor, staking van betaling / cessation de paiement within the meaning of the Belgian bankruptcy law), or suspends making payments on any of its debts, or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness (including, without limitation, in respect of a German Obligor, such Obligor is unable to pay its debts as they fall due (Zahlungsunfähigkeit) or is deemed unable to pay its debts as they fall due (drohende Zahlungsunfähigkeit) in the meaning of sections 17 and 18 of the German Insolvency Code (Insolvenzordnung)).

(b)	The value of the assets of any Obligor is less than its liabilities (taking into account contingent and prospective liabilities) (including, without limitation, in respect of a German Obligor, it is over-indebted (überschuldet) within the meaning of section 19 of the German Insolvency Code (Insolvenzordnung)).

(c)	A moratorium is declared in respect of any indebtedness of any Obligor. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.

24.7	Insolvency proceedings

Any corporate action, legal proceedings or other procedure or step is taken (regardless whether by any Obligor or any third party) in relation to:

(a)

the suspension of payments, a moratorium of any indebtedness (including, without limitation, a moratorium, under a conciliation procedure in accordance with articles L. 611-4 to L. 611-15 of the French Code de commerce), winding-up, dissolution, administration, receivership or examination or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) (including any voluntary winding-up (dissolution or liquidation amiable), any safeguard proceedings (procédure de sauvegarde), judicial reorganisation (redressement judiciaire), or judicial liquidation (liquidation judiciaire) under articles L. 620-1 to L. 670-8 of the French Code de commerce) of any Obligor other than a solvent liquidation or reorganisation of any Obligor (this paragraph (a) to include, without limitation, the making of an application for the opening of insolvency proceedings for the reasons set out in sections 17 to 19 of the German Insolvency Code (Insolvenzordnung) (Antrag auf Eröffnung eines Insolvenzverfahrens) or the competent court taking (and having not yet stayed) (ausgesetzt) any of the actions set out in Section 21 of the German Insolvency Code (Insolvenzordnung) or

the competent court instituting or rejecting (for reason of insufficiency of its funds to implement such proceedings) insolvency proceedings against it (Eröffnung des Insolvenzverfahrens)) and, in respect of a Belgian Guarantor, this paragraph (a) includes, without limitation, (i) the opening of a bankruptcy procedure in accordance with the Belgian bankruptcy law and (ii) an amicable settlement filed with the competent court and any judicial reorganisation described under the Belgian law of continuity of companies);

(b)	a composition, compromise, assignment or arrangement with any creditor of any Obligor;

(c)	the appointment of a liquidator, examiner, receiver, receiver and manager, administrative receiver, administrator, compulsory manager or other similar officer (including, without limitation, any mandataire ad-hoc, conciliateur, administrateur judiciaire, or liquidateur judiciaire under French law, and any voorlopige bewindvoerder / administrateur provisoire, ondernemingsbemiddelaar / médiateur d’entreprise, gerechtsmandataris / mandataire de justice, gedelegeerd rechter / juge délégué, sekwester / sequester, curator / curateur under Belgian law) in respect of any member of the Group or any of its assets;

(d)	enforcement of any Security over any assets of any Obligor; or

(e)	a declaration of concourse (concurso) made in respect of any Obligor incorporated in Spain,

or any analogous procedure or step is taken in any jurisdiction.

24.8	Creditors’ process

Any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of an Obligor having an aggregate value of EUR 5,000,000 or more.

24.9	Unlawfulness

(a)	It is or becomes unlawful for an Obligor (or any other member of the Group that is a party to the Intercreditor Agreement) to perform any of its obligations under the Finance Documents or any Transaction Security created or expressed to be created or evidenced by the Transaction Security Documents ceases to be effective or any subordination created under the Intercreditor Agreement is or becomes unlawful.

(b)	Any obligation or obligations of any Obligor under any Finance Document (or any other member of the Group that is a party to the Intercreditor Agreement) are not (subject to any general principles of law as at the date of this Agreement limiting its obligations, which are specifically referred to in any legal opinion delivered pursuant to Clause 4 (Conditions of Utilisation) or Clause 26 (Changes to the Obligors)) or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lenders under the Finance Documents.

(c)	Any Finance Document ceases to be in full force and effect or any Transaction Security or any subordination created under the Intercreditor Agreement ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective unless any such matter(s) is (or are) capable of remedy and is (or are) remedied within 15 days of its (or their) occurrence.

24.10	Repudiation

An Obligor rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or any of the Transaction Security or evidences an intention to rescind or repudiate a Finance Document or any Transaction Security.

24.11	Intercreditor Agreement

(a)	Any party to the Intercreditor Agreement (other than a Finance Party or an Obligor) fails to comply with the provisions of, or does not perform its obligations under, the Intercreditor Agreement; or

(b)	a representation or warranty given by that party in the Intercreditor Agreement is incorrect in any material respect,

and, if the non-compliance or circumstances giving rise to the misrepresentation are capable of remedy, it is not remedied within 15 days of the earlier of the Agent giving notice to that party or that party becoming aware of the non-compliance or misrepresentation.

24.12	Ownership of the Obligors

Any Obligor (other than the Company) ceases to be a wholly owned Subsidiary of the Company.

24.13	Material adverse change

Any event or series of events or circumstance occurs which has, or in the opinion of the Majority Lenders is reasonably likely to have, a Material Adverse Effect.

24.14	Cessation of business

An Obligor suspends or ceases, or threatens to suspend or cease, to carry on all or a substantial part of its business other than as a result of an Asset Sale not prohibited by this Agreement or a transaction described in paragraph (b) of the definition of Permitted Transaction.

24.15	Audit Qualification

The Auditors qualify the audited consolidated financial statements of the Company on a going concern basis (where “going concern” is defined by reference to IFRS as at the date of this Agreement).

24.16	Tax Status

A notice under Article 36 Tax Collection Act (Invorderingswet 1990) has been given by a member of the Group.

24.17	Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced or threatened in relation to the Finance Documents or the transactions contemplated in the Finance Documents or against any member of the Group or its assets which has or is reasonably likely to have a Material Adverse Effect.

24.18	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Agent may, without mise en demeure or any other judicial or extra judicial step, and shall if so directed by the Majority Lenders, by notice to the Company:

(a)	cancel the Total Commitments and/or Ancillary Commitments, at which time they shall immediately be cancelled;

(b)	declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable;

(c)	declare that all or part of the Loans be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders;

(d)	exercise, or direct the Security Trustee to exercise, any or all of its rights, remedies, powers and discretions under any of the Finance Documents;

(e)	declare that all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Ancillary Facilities be immediately due and payable at which time they shall become immediately due and payable; and/or

(f)	declare that all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Ancillary Facilities be payable on demand, at which time they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders.

25.	CHANGES TO THE LENDERS

25.1	Assignments and transfers by the Lenders

(a)	Subject to this Clause 25, a Lender (the “Existing Lender”) may:

(i)	assign any of its rights; or

(ii)	transfer by novation any of its rights and obligations,

under any Finance Document to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the “New Lender”).

(b)	The amount transferred to a New Lender in relation to a Loan or Commitment made to the Company (or other Dutch Borrower) shall be at least EUR 1,000,000 (or its equivalent in any other currency) unless it is of the whole of that Existing Lender’s participation under this Agreement or, if it is less than any minimum guidelines from time to time in force, the New Lender shall confirm in writing to the Company that it, the New Lender, is a professional market party within the meaning of the Dutch FSA.

25.2	Conditions of assignment or transfer

(a)	An assignment of transfer may only be made after consultation with the Company, provided that no consultation shall be required if the assignment or transfer is:

(i)	to another Lender or an Affiliate of a Lender; or

(ii)	an Event of Default has occurred which is continuing.

(b)	An assignment will only be effective on:

(i)	receipt by the Agent (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties and the other Secured Parties as it would have been under if it was an Original Lender; and

(ii)	the New Lender entering into the documentation required for it to accede as a party to the Intercreditor Agreement; and

(iii)	performance by the Agent of all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender.

(c)	A transfer will only be effective if the New Lender enters into the documentation required for it to accede as a party to the Intercreditor Agreement and if the procedure set out in Clause 25.6 (Procedure for transfer) is complied with.

(d)	If:

(i)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)	as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 14 (Tax Gross-up and Indemnities) or Clause 15 (Increased Costs),

then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

25.3	Authority to Agent

Each Finance Party (other than the Existing Lender and the New Lender) irrevocably authorises the Agent to execute any duly completed Transfer Certificate or Assignment Agreement on its behalf. For the purposes of this Clause 25.3, each such Finance Party hereby releases the Agent from the restrictions provided for in Section 181 of the German Civil Code (Bürgerliches Gesetzbuch).

25.4	Assignment or transfer fee

Unless the Agent otherwise agrees, a New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of EUR 2,000.

25.5	Limitation of responsibility of Existing Lenders

(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents, the Transaction Security or any other documents;

(ii)	the financial condition of any Obligor;

(iii)	the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)	Each New Lender confirms to the Existing Lender, the other Finance Parties and the Secured Parties that it:

(i)	has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

(ii)	will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)	Nothing in any Finance Document obliges an Existing Lender to:

(i)	accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 25; or

(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

25.6	Procedure for transfer

(a)	Subject to the conditions set out in Clause 25.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(b)	The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(c)	On the Transfer Date:

(i)	to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents and in respect of the Transaction Security each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and in respect of the Transaction Security and their respective rights against one another shall be cancelled (being the “Discharged Rights and Obligations”);

(ii)	each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii)	the Agent, the Arranger, the Security Trustee, the New Lender, the other Lenders and any relevant Ancillary Lender shall acquire the same rights and assume the same obligations between themselves and in respect of the Transaction Security as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Arranger, the Security Trustee, the Existing Lender and any relevant Ancillary Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv)	the New Lender shall become a Party as a “Lender”.

(d)	Subject to the terms of this Agreement, the obligations of each Guarantor under this Agreement will continue in full force and effect following any novation under this Clause. A novation under this clause is a novation (novation) within the meaning of article 1271 et seq. of the French Code Civil. In the event of an assignment, a transfer, a novation or disposal of all or part of the rights and obligations by any Lender, each Lender expressly reserves the rights, powers, privileges and actions that it enjoys under any Transaction Security Documents governed by French law in favour of its assignees or, as the case may be, its successors, in accordance with the provisions of article 1278 et seq of the French Code Civil.

25.7	Procedure for assignment

(a)	Subject to the conditions set out in Clause 25.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

(b)	The Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender upon its completion of all “know your customer” or other checks relating to any person that it is required to carry out in relation to the assignment to such New Lender.

(c)	On the Transfer Date:

(i)	the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents and in respect of the Transaction Security expressed to be the subject of the assignment in the Assignment Agreement;

(ii)	the Existing Lender will be released from the obligations (the “Relevant Obligations”) expressed to be the subject of the release in the Assignment Agreement (and any corresponding obligations by which it is bound in respect of the Transaction Security); and

(iii)	the New Lender shall become a Party as a “Lender” and will be bound by obligations equivalent to the Relevant Obligations.

(d)	Lenders may utilise procedures other than those set out in this Clause 25.7 to assign their rights under the Finance Documents provided that they comply with the conditions set out in Clause 25.2 (Conditions of assignment or transfer).

25.8	Copy of Transfer Certificate, Assignment Agreement or Increase Confirmation to Obligors’ Agent

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate, an Assignment Agreement or an Increase Confirmation, send to the Obligors’ Agent a copy of that Transfer Certificate, Assignment Agreement or Increase Confirmation and each Obligor, to the extent permitted by the laws of its jurisdiction of incorporation, confirms that such delivery to the Obligor’s Agent shall be considered as a notification to it of such transfer, assignment or increase.

25.9	Accession of Hedge Counterparties

Any person which becomes a party to the Intercreditor Agreement as a Hedge Counterparty shall, at the same time, become a Party to this Agreement as a Hedge Counterparty in accordance with clause 18.9 (Creditor/Representative Accession Undertaking) of the Intercreditor Agreement.

25.10	Security over Lenders’ rights

In addition to the other rights provided to Lenders under this Clause 25, each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b)	in the case of any Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities,

(c)	except that no such charge, assignment or Security shall:

(i)	release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(ii)	require any payments to be made by an Obligor or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents.

25.11	German Security Interests

Each Obligor also accepts and confirms, for the purposes of Sections 401, 412 and 1250 para (1) of the German Civil Code and all other purposes, that all guarantees, indemnities and Security granted by it under any Finance Document will, notwithstanding any such assignment and transfer, continue and be preserved for the benefit of the New Lender and each of the other Finance Parties in accordance with the terms of the Finance Documents.

25.12	Spanish Security Documents

Upon the effective assignment, transfer and/or novation of rights or obligations made in accordance with this Clause 25 (Changes to the Lenders), each Spanish Obligor accepts and confirms for the purposes of the Spanish Civil Code and all other purposes that all guarantees, indemnities and Security granted by it under any Finance Document will, notwithstanding any such assignment and transfer, continue and be preserved for the benefit of the New Lender and each of the other Finance Parties in accordance with the terms of the Finance Documents.

25.13	Belgian Novation

For the purposes of Article 1271 et seq of the Belgian Civil Code, the Parties agree that upon any novation under the Finance Documents, the Transaction Security, guarantees, indemnities, and other undertakings created by the Finance Documents shall continue for the benefit of the Secured Parties, their successors, transferees and assignees, as the case may be.

26.	CHANGES TO THE OBLIGORS

26.1	Assignments and transfers by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

26.2	Additional Borrowers

(a)	Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 21.9 (“Know your customer” checks), the Company may request that any of its wholly owned Subsidiaries which is not a Dormant Subsidiary becomes a Borrower. That Subsidiary shall become a Borrower if:

(i)	it is incorporated in the same jurisdiction as an existing Borrower, or is incorporated in Belgium, Denmark, England, France, Germany, Ireland, Spain or Sweden, or otherwise if all the Lenders approve the addition of that Subsidiary;

(ii)	the Company and that Subsidiary deliver to the Agent a duly completed and executed Accession Letter;

(iii)	the Subsidiary is (or becomes) a Guarantor prior to becoming a Borrower;

(iv)	the Company confirms that no Default is continuing or would occur as a result of that Subsidiary becoming an Additional Borrower; and

(v)	the Agent has received all of the documents and other evidence listed in Part 2 of Schedule 2 (Conditions Precedent) in relation to that Additional Borrower, each in form and substance satisfactory to the Agent.

(b)	The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part 2 of Schedule 2 (Conditions Precedent).

26.3	Resignation of a Borrower

(a)	In this Clause 26.3(a), Clause 26.5 (Resignation of a Guarantor) and Clause 26.7 (Resignation and release of security on disposal), “Third Party Disposal” means the disposal of an Obligor to a person which is not a member of the Group where that disposal is not prohibited under Section 4 (Limitation on Asset Sales) of Schedule 18 (New York Law Undertakings) or made with the approval of the Majority Lenders (and the Company has confirmed this is the case).

(b)	The Company may request that a Borrower (other than the Company) ceases to be a Borrower by delivering to the Agent a Resignation Letter if:

(i)	that Borrower is being disposed of by way of a Third Party Disposal and the Company has confirmed this is the case; or

(ii)	all the Lenders have consented to the resignation of that Borrower.

(c)	The Agent shall accept a Resignation Letter and notify the Company and the other Finance Parties of its acceptance if:

(i)	the Company has confirmed that no Default is continuing or would result from the acceptance of the Resignation Letter;

(ii)	the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents; and

(iii)	where the Borrower is also a Guarantor (unless its resignation has been accepted in accordance with Clause 26.5 (Resignation of a Guarantor)), its obligations in its capacity as Guarantor continue to be legal, valid, binding and enforceable and in full force and effect (subject to the Company) and the amount guaranteed by it as a Guarantor is not decreased (and the Company has confirmed this is the case).

(d)	Upon notification by the Agent to the Company of its acceptance of the resignation of a Borrower, that company shall cease to be a Borrower and shall have no further rights or obligations under the Finance Documents as a Borrower except that the resignation shall not take effect (and the Borrower will continue to have rights and obligations under the Finance Documents) until the date on which the Third Party Disposal takes effect.

(e)	The Agent may, at the cost and expense of the Company, require a legal opinion from counsel to the Agent confirming the matters set out in paragraph (c)(iii) above and the Agent shall be under no obligation to accept a Resignation Letter until it has obtained such opinion in form and substance satisfactory to it.

26.4	Additional Guarantors

(a)	Subject to compliance with the provisions of paragraphs (c) and (d) of Clause 21.9 (“Know your customer” checks), the Company may request that any of its Subsidiaries become an Additional Guarantor. That Subsidiary shall become an Additional Guarantor if:

(i)	the Company delivers to the Agent a duly completed and executed Accession Letter; and

(ii)	the Agent has received all of the documents and other evidence listed in Part 2 of Schedule 2 (Conditions precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Agent.

(b)	The Company shall procure that any other member of the Group which is a Material Company (other than Interxion (Schweiz) AG and Interxion Österreich GmbH) shall, as soon as possible after becoming a Material Company, become an Additional Guarantor, grant Security as the Agent may require and accede to the Intercreditor Agreement.

(c)	The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part 2 of Schedule 2 (Conditions precedent).

26.5	Resignation of a Guarantor

(a)	The Company may request that a Guarantor (other than the Company) ceases to be a Guarantor by delivering to the Agent a Resignation Letter.

(b)	The Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:

(i)	no Default is continuing or would result from the acceptance of the Resignation Letter (and the Company has confirmed this is the case);

(ii)	the Super Majority Lenders have consented to the Company’s request; and

(iii)	no payment is due from that Guarantor under Clause 19 (Guarantee and Indemnity), at which time that company shall cease to be a Guarantor and shall have no further rights or obligations under the Finance Documents.

(c)	If the resignation of a Guarantor is accepted in accordance with paragraph (b) of this Clause 26.5, the Agent shall instruct the Security Trustee to release any Transaction Security granted by that Guarantor, in accordance with Clause 26.7 (Resignation and release of security on disposal).

26.6	Repetition of Representations

Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

26.7	Resignation and release of security on disposal

If a Borrower or Guarantor is or is proposed to be the subject of a Third Party Disposal, or if there is a disposal of Charged Property that is an Asset Sale which is not prohibited under Section 4 (Limitations on Asset Sales) of Schedule 18 (New York Law Undertakings) or a disposal in the form of a transfer of shares required pursuant to Clause 23.26(d) (Conditions subsequent) or a release of security required in order to effect a conversion referred to in paragraph (d) of the definition of Permitted Transaction, then:

(a)	where that Borrower or Guarantor created Transaction Security over any of its assets or business (or Transaction Security otherwise exists over the Charged Property to be disposed of or the shares to be transferred or the shares in an entity to be converted) in favour of the Security Trustee, or Transaction Security in favour of the Security Trustee was created over the shares (or equivalent) of that Borrower or Guarantor, the Security Trustee may, at the cost and request of the Company, release those assets, business or shares (or equivalent) and issue certificates of non-crystallisation;

(b)	the resignation of that Borrower or Guarantor and related release of Transaction Security referred to in paragraph (a) above shall not become effective until the date of that disposal; and

(c)	if the disposal of that Borrower or Guarantor is not made, the Resignation Letter of that Borrower or Guarantor and the related release of Transaction Security referred to in paragraph (a) above shall have no effect and the obligations of the Borrower or Guarantor and the Transaction Security created or intended to be created by or over that Borrower or Guarantor shall continue in full force and effect, provided that, for the avoidance of doubt:

(i)	in respect of any release of Transaction Security granted by a member of the Group that resigns as a Guarantor and remains a member of the Group, Transaction Security over the shares or other ownership interests in such member of the Group shall not be released where the holder of those shares or ownership interests is a Guarantor; and

(ii)	in respect of any disposal of assets between members of the Group that are Obligors, or as a result of such disposal the transferee would be required to become an Obligor, (x) Transaction Security over those assets shall not be released where the disposal may be made subject to such Transaction Security and (y) if a release of such Transaction Security is necessary in order to effect the disposal, the transferee grants equivalent Security over the assets to the extent permitted by law provided that the grant of that Transaction Security would not result in material costs to the Group taken as a whole or the cost to the Group in providing such Transaction Security outweighs the benefit to the Finance Parties of receiving such Transaction Security.

27.	ROLE OF THE AGENT AND THE ARRANGER

27.1	Appointment of the Agent

(a)	Each Finance Party (other than the Agent and the Security Trustee) appoints the Agent to act as its agent under and in connection with the Finance Documents.

(b)	Each Finance Party (other than the Agent and the Security Trustee) authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

(c)	Each Finance Party (other than the Agent and the Security Trustee) hereby releases the Agent from any restrictions on representing several persons and self-dealing under any applicable law, and in particular from the restrictions of Section 181 of the German Civil Code (Bürgerliches Gesetzbuch), to make use of any authorisation granted under this Agreement and to perform its duties and obligations as Agent hereunder, in each case to the extent legally possible to such Finance Party. A Finance Party which is barred by its constitutional documents or by-laws from granting such exemption shall notify the Agent accordingly.

27.2	Duties of the Agent

(a)	The Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(b)	Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c)	If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(d)	If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent, the Arranger or the Security Trustee) under this Agreement it shall promptly notify the other Finance Parties.

(e)	The Agent’s duties under the Finance Documents are solely mechanical and administrative in nature.

(f)	The Agent shall promptly forward to the Security Trustee a copy of all notices issued pursuant to Clause 24.18 (Acceleration).

27.3	Role of the Arranger

Except as specifically provided in the Finance Documents, the Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

27.4	No fiduciary duties

(a)	Nothing in this Agreement constitutes the Agent or the Arranger as a trustee or fiduciary of any other person.

(b)	None of the Agent, the Security Trustee, the Arranger or any Ancillary Lender shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

27.5	Business with the Group

The Agent, the Security Trustee, the Arranger and each Ancillary Lender may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

27.6	Rights and discretions of the Agent

(a)	The Agent may rely on:

(i)	any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii)	any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(b)	The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i)	no Default has occurred (unless it has actual knowledge of a Default arising under Clause 24.1 (Non-payment));

(ii)	any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

(iii)	any notice or request made by the Company (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Obligors.

(c)	The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(d)	The Agent may act in relation to the Finance Documents through its personnel and agents.

(e)	The Agent may disclose to any other Party any information it reasonably believes it has received as Agent under this Agreement.

(f)	Without prejudice to the generality of paragraph (e) above, the Agent may disclose the identity of a Defaulting Lender to the other Finance Parties and the Company and shall disclose the same upon the written request of the Company or the Majority Lenders.

(g)	Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor the Arranger is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(h)	The Agent is not obliged to disclose to any Finance Party any details of the rate notified to the Agent by any Lender or Alternative Reference Bank or the identity of any such Lender or Alternative Reference Bank for the purpose of paragraph (a)(ii) of Clause 12.2 (Market Disruption).

27.7	Majority Lenders’ instructions

(a)	Unless a contrary indication appears in a Finance Document, the Agent shall (i) exercise any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Agent) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders.

(b)	Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties other than the Security Trustee.

(c)	The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(d)	In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

(e)	The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender’s consent) in any legal or arbitration proceedings relating to any Finance Document. This paragraph (e) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Transaction Security Documents or enforcement of the Transaction Security or Transaction Security Documents.

27.8	Responsibility for documentation

None of the Agent, the Arranger or any Ancillary Lender is responsible for:

(a)	the adequacy, accuracy and/or completeness of any information (whether oral or written) provided by the Agent, the Arranger, an Ancillary Lender, an Obligor or any other person given in or in connection with any Finance Document or the transactions contemplated by the Finance Documents;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document or the Transaction Security; or

(c)	any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

27.9	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to the provisions of paragraph (e) of Clause 30.10 (Disruption to Payment Systems etc.)), neither the Agent nor any Ancillary Lender will be liable (including, without limitation, for negligence or any other category of liability whatsoever) for any action taken by it under or in connection with any Finance Document or the Transaction Security, unless directly caused by its gross negligence or wilful misconduct.

(b)	No Party (other than the Agent or any Ancillary Lender as applicable) may take any proceedings against any officer, employee or agent of the Agent or any Ancillary Lender in respect of any claim it might have against the Agent or any Ancillary Lender or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent or any Ancillary Lender may rely on this Clause subject to Clause 1.5 (Third party rights) and the provisions of the Third Parties Act.

(c)	The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(d)	Nothing in this Agreement shall oblige the Agent or the Arranger to carry out any “know your customer” or other checks in relation to any person on behalf of any Lender and each Lender confirms to the Agent and the Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or the Arranger.

27.10	Lenders’ indemnity to the Agent

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent (otherwise than by reason of the Agent’s gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to Clause 30.10 (Disruption to Payment Systems etc.) notwithstanding the Agent’s negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

27.11	Resignation of the Agent

(a)	The Agent may resign and appoint one of its Affiliates acting through an office in the United Kingdom or the Netherlands as successor by giving notice to the other Finance Parties and the Company.

(b)	Alternatively the Agent may resign by giving notice to the other Finance Parties and the Company, in which case the Majority Lenders (after consultation with the Company) may appoint a successor Agent.

(c)	If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Agent (after consultation with the Company) may appoint a successor Agent (acting through an office in the United Kingdom or the Netherlands).

(d)	If the Agent wishes to resign because (acting reasonably) it has concluded that is no longer appropriate for it to remain as agent and the Agent is entitled to appoint a successor Agent under paragraph (c) above, the Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Agent to become a party to this Agreement as Agent) agree, following consultation with the Company and the proposed successor Agent, amendments to this Clause 27 and any other term of this Agreement dealing specifically with the rights or obligations of the Agent consistent with then current market practice for the appointment and protection of corporate trustees and agents together with any reasonable amendments to the agency fee payable under this Agreement which are consistent with the successor Agent’s normal fee rates in respect of an agency appointment similar to that under this Agreement and those amendments will bind the Parties.

(e)	The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(f)	The Agent’s resignation notice shall only take effect upon the appointment of a successor.

(g)	Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 27. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

27.12	Replacement of the Agent

(a)	After consultation with the Company, the Majority Lenders may, by giving 30 days’ notice to the Agent (or, at any time the Agent is an Impaired Agent, by giving any shorter notice determined by the Majority Lenders) replace the Agent by appointing a successor Agent (acting through an office in the United Kingdom or the Netherlands), require it to resign in accordance with Clause 27.11 (Resignation of the Agent). In this event, the Agent shall resign in accordance with Clause 27.11 (Resignation of the Agent).

(b)	The retiring Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Lenders) make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(c)	The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Lenders to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 27 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).

(d)	Any successor Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

27.13	Confidentiality

(a)	In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

(c)	Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor the Arranger is obliged to disclose to any other person (i) any Confidential Information or (ii) any other information if the disclosure would or might in its reasonable opinion constitute a breach of any law or a breach of a fiduciary duty.

27.14	Relationship with the Lenders

(a)	The Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b)	Each Lender shall supply the Agent with any information required by the Agent in order to calculate the Mandatory Cost in accordance with Schedule 4 (Mandatory Cost Formulae).

(c)	Each Secured Party shall supply the Agent with any information that the Security Trustee may reasonably specify (through the Agent) as being necessary or desirable to enable the Security Trustee to perform its functions as security trustee or security agent (as the case may be). Each Lender shall deal with the Security Trustee exclusively through the Agent and shall not deal directly with the Security Trustee.

(d)	Any Lender may by notice to the Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and (where communication by electronic mail or other electronic means is permitted under Clause 33.5 (Electronic communication)) electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address, department and officer by that Lender for the purposes of Clause 33.2 (Addresses) and paragraph (a)(iii) of Clause 33.5 (Electronic communication) and the Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

27.15	Credit appraisal by the Lenders and Ancillary Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender and Ancillary Lender confirms to the Agent, the Arranger and each Ancillary Lender that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a)	the financial condition, creditworthiness, affairs, status and nature of each member of the Group;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(c)	whether that Lender or Ancillary Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Transaction Security, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(d)	the adequacy, accuracy and/or completeness of any information provided by the Agent, the Security Trustee, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(e)	the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property.

27.16	Reference Banks and Alternative Reference Banks

If a Base Reference Bank or Alternative Reference Bank (or, if a Base Reference Bank or Alternative Base Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Agent shall (in consultation with the Company) appoint another Lender or an Affiliate of a Lender to replace that Base Reference Bank or Alternative Reference Bank.

27.17	Agent’s management time

In the event that an Event of Default has occurred and is continuing, any amount payable to the Agent under Clause 16.3 (Indemnity to the Agent), Clause 18 (Costs and Expenses) and Clause 27.10 (Lenders’ indemnity to the Agent) shall include the cost of utilising the Agent’s management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Agent may notify to the Company and the Lenders, and is in addition to any fee paid or payable to the Agent under Clause 13 (Fees).

27.18	Deduction from amounts payable by the Agent

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

27.19	Reliance and engagement letters

Each Finance Party and Secured Party confirms that each of the Arranger and the Agent has authority to accept on its behalf (and ratifies the acceptance on its behalf of any letters or reports already accepted by the Arranger or Agent) the terms of any reliance letter or engagement letters relating to any reports or letters provided by accountants in connection with the Finance Documents or the transactions contemplated in the Finance Documents and to bind it in respect of those reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

28.	CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

29.	SHARING AMONG THE FINANCE PARTIES

29.1	Payments to Finance Parties

(a)	Subject to paragraph (b) below, if a Finance Party (a “Recovering Finance Party”) receives or recovers any amount from an Obligor other than in accordance with Clause 30 (Payment Mechanics) (a “Recovered Amount”) or Clause 32 (Application of Proceeds) and applies that amount to a payment due under the Finance Documents then:

(i)	the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery, to the Agent;

(ii)	the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 30 (Payment Mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(iii)	the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the “Sharing Payment”) equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 30.5 (Partial payments).

(b)	Paragraph (a) above shall not apply to any amount received or recovered by an Ancillary Lender in respect of any cash cover provided for the benefit of that Ancillary Lender.

29.2	Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) (the “Sharing Finance Parties”) in accordance with Clause 30.5 (Partial payments).

29.3	Recovering Finance Party’s rights

On a distribution by the Agent under Clause 29.2 (Redistribution of payments), of a payment received by a Recovering Finance Party from an Obligor, as between the relevant Obligor and the Recovering Finance Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Obligor.

29.4	Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a)	each Sharing Finance Party shall, upon request of the Agent, pay to the Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the “Redistributed Amount”); and

(b)	as between the relevant Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor.

29.5	Exceptions

(a)	This Clause 29 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

(b)	A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i)	it notified the other Finance Party of the legal or arbitration proceedings; and

(ii)	the other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

29.6	Ancillary Lenders

(a)	This Clause 29 shall not apply to any receipt or recovery by a Lender in its capacity as an Ancillary Lender at any time prior to service of notice under Clause 24.18 (Acceleration).

(b)	Following service of notice under Clause 24.18 (Acceleration), this Clause 29 shall apply to all receipts or recoveries by Ancillary Lenders except to the extent that the receipt or recovery represents a reduction from the Designated Gross Amount for an Ancillary Facility to its Designated Net Amount.

30.	PAYMENT MECHANICS

30.1	Payments to the Agent

(a)	On each date on which an Obligor or a Lender is required to make a payment under a Finance Document excluding a payment under the terms of an Ancillary Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.

30.2	Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 30.3 (Distributions to an Obligor), Clause 30.4 (Clawback) and Clause 27.18 (Deduction from amounts payable by the Agent) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days’ notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

30.3	Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with Clause 31 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

30.4	Clawback

(a)	Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)	If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

30.5	Partial payments

(a)	If the Agent receives a payment for application against amounts due in respect of any Finance Documents that is insufficient to discharge all the amounts then due and payable by an Obligor under those Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under those Finance Documents in the following order:

(i)	first, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent, the Arranger and the Security Trustee (including, in the case of the Security Trustee, any unpaid fees, costs and expenses of any Receiver or Delegate) under those Finance Documents;

(ii)	secondly, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under those Finance Documents;

(iii)	thirdly, in or towards payment pro rata of any principal due but unpaid under those Finance Documents; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

30.6	No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

30.7	Business Days

(a)	Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

30.8	Currency of account

(a)	Subject to paragraphs (b) and (c) below, the Base Currency is the currency of account and payment for any sum from an Obligor under any Finance Document.

(b)	A repayment of a Loan or Unpaid Sum or a part of a Loan or Unpaid Sum shall be made in the currency in which that Loan or Unpaid Sum is denominated on its due date.

(c)	Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e)	Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

30.9	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (acting reasonably and after consultation with the Company); and

(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably and after consultation with the Company).

(b)	If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Company) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

30.10	Disruption to Payment Systems etc.

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Company that a Disruption Event has occurred:

(a)	the Agent may, and shall if requested to do so by the Company, consult with the Company with a view to agreeing with the Company such changes to the operation or administration of the Facility as the Agent may deem necessary in the circumstances;

(b)	the Agent shall not be obliged to consult with the Company in relation to any changes mentioned in paragraph (a) if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)	the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)	any such changes agreed upon by the Agent and the Company shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 38 (Amendments and Waivers);

(e)	the Agent shall not be liable for any damages, costs or losses whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 30.10; and

(f)	the Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

30.11	Impaired Agent

(a)	If, at any time, the Agent becomes an Impaired Agent, an Obligor or a Lender which is required to make a payment under the Finance Documents to the Agent in accordance with Clause 30.1 (Payments to the Agent) may instead either pay that amount direct to the required recipient or pay that amount to an interest-bearing account held with an Acceptable Bank within the meaning of paragraph (a) of the definition of “Acceptable Bank” and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Obligor or the Lender making the payment and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents. In each case such payments must be made on the due date for payment under the Finance Documents.

(b)	All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the beneficiaries of that trust account pro rata to their respective entitlements.

(c)	A Party which has made a payment in accordance with this Clause 30.11 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(d)	Promptly upon the appointment of a successor Agent in accordance with Clause 27.11 (Resignation of the Agent), each Party which has made a payment to a trust account in accordance with this Clause 30.11 shall give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor Agent for distribution in accordance with Clause 30.2 (Distributions by the Agent).

31.	SET-OFF

(a)	While an Event of Default is continuing, a Finance Party may set-off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off. That Finance Party shall promptly notify that Obligor of any such set-off or conversion.

For the avoidance of doubt, the Finance Parties shall be entitled to exercise such right of set-off in relation to the Ancillary Facilities and the Hedging Agreements at any time.

(b)	Any credit balances taken into account by an Ancillary Lender when operating a net limit in respect of any overdraft under an Ancillary Facility shall on enforcement of the Finance Documents be applied first in reduction of the overdraft provided under that Ancillary Facility in accordance with its terms.

32.	APPLICATION OF PROCEEDS

32.1	Order of Application

All moneys from time to time received or recovered by the Security Trustee under clause 16.2 (Parallel Debt) of the Intercreditor Agreement and/or by the Security Trustee in connection with the realisation or enforcement of all or any part of the Transaction Security shall be held by the Security Trustee on trust to apply them at such times as the Security Trustee see(s) fit, to the extent permitted by applicable law, in the following order of priority:

(a)	in discharging any sums owing to the Security Trustee (in its capacity as trustee), any Receiver or any Delegate;

(b)	in payment to the Agent, on behalf of the Secured Parties, for application towards the discharge of all sums due and payable by any Obligor under any of the Finance Documents in accordance with Clause 30.5 (Partial payments);

(c)	if none of the Obligors is under any further actual or contingent liability under any Finance Document, in payment to any person to whom the Security Trustee is (or are) obliged to pay in priority to any Obligor; and

(d)	the balance, if any, in payment to the relevant Obligor.

32.2	Investment of Proceeds

Prior to the application of the proceeds of the Transaction Security in accordance with Clause 32.1 (Order of Application) the Security Trustee may, at its (or their) discretion, hold all or part of those proceeds in an interest bearing suspense or impersonal account(s) in the name of the Security Trustee or the Agent with any financial institution (including itself) and for so long as the Security Trustee think(s) fit (the interest being credited to the relevant account) pending the application from time to time of those monies at the discretion of the Security Trustee in accordance with the provisions of this Clause 32.

32.3	Currency Conversion

(a)	For the purpose of or pending the discharge of any of the Secured Obligations the Security Trustee may convert any moneys received or recovered by the Security Trustee from one currency to another, at the spot rate at which the Security Trustee is (or are) able to purchase the currency in which the Secured Obligations are due with the amount received.

(b)	The obligations of any Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

32.4	Permitted Deductions

The Security Trustee shall be entitled (a) to set aside by way of reserve amounts required to meet and (b) to make and pay, any deductions and withholdings (on account of Tax or otherwise) which it is or may be required by any applicable law to make from any distribution or payment made by it (or them) under this Agreement, and to pay all Tax which may be assessed against it (or them) in respect of any of the Charged Property, or as a consequence of performing its (or their) duties, or by virtue of its (or their) capacity as Security Trustee under any of the Finance Documents or otherwise (except in connection with its (or their) remuneration for performing its (or their) duties under this Agreement).

32.5	Discharge of Secured Obligations

(a)	Any payment to be made in respect of the Secured Obligations by the Security Trustee may be made to the Agent on behalf of the Lenders and that payment shall be a good discharge to the extent of that payment, to the Security Trustee.

(b)	The Security Trustee is not under an obligation to make payment to the Agent in the same currency as that in which any Unpaid Sum is denominated.

32.6	Sums received by Obligors

If any of the Obligors receives any sum which, pursuant to any of the Finance Documents, should have been paid to the Security Trustee, that sum shall promptly be paid to the Security Trustee for application in accordance with this Clause 32.

32.7	Application and consideration

In consideration for the covenants given to the Security Trustee by each Obligor in clause 16.2 (Parallel Debt) of the Intercreditor Agreement, the Security Trustee agrees with each Obligor to apply all money from time to time paid by such Obligor to the Security Trustee in accordance with the provisions of Clause 32.1 (Order of Application).

33.	NOTICES

33.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax or letter or any electronic method of communication approved by the Agent and, in relation to communications with any member of the Group, the Company.

33.2	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Company (in that capacity or as Obligors’ Agent), that identified with its name below;

(b)	in the case of each Lender, each Ancillary Lender or any other Obligor, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(c)	in the case of the Agent and the Security Trustee, that identified with each of their names below,

or any substitute address or fax number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days’ notice.

(1)	The Company:

Notice Details

	Address:	Interxion Holding N.V. Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands

	Facsimile:	+31 (0) 2088807601

	Attention:	D.C.Ruberg

(2)	The Agent:

Notice Details

	Address:	Barclays Bank PLC 7th Floor 5 The North Colonnade Canary Wharf London E14 4BB

	Facsimile:	020 77734893

	Attention:	Head of European Loan Agency

(3)	The Security Trustee:

Notice Details

Address:	Barclays Bank PLC 7th Floor 5 The North Colonnade Canary Wharf London E14 4BB

Facsimile:	020 77734893

Attention:	Head of European Loan Agency

33.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 33.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Agent or to the Security Trustee will be effective only when actually received by the Agent or Security Trustee and then only if it is expressly marked for the attention of the department or officer identified with the signature of the Agent or Security Trustee (as the case may be) below (or any substitute department or officer as the Agent shall specify for this purpose).

(c)	All notices from or to an Obligor shall be sent through the Agent.

(d)	Any communication or document made or delivered to the Company in accordance with this Clause will be deemed to have been made or delivered to each of the Obligors.

(e)	All notices to a Lender from the Security Trustee shall be sent through the Agent.

33.4	Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 33.2 (Addresses) or changing its own address or fax number, the Agent shall notify the other Parties.

33.5	Electronic communication

(a)	Any communication to be made by one person to another under or in connection with the Finance Documents may be made by electronic mail or other electronic means, provided such persons:

(i)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii)	notify each other of any change to their address or any other such information supplied by them.

(b)	Any electronic communication will be effective only when actually received in readable form and in the case of any electronic communication made by such person to the Agent or the Security Trustee only if it is addressed in such a manner as the Agent or Security Trustee shall specify for this purpose.

33.6	Use of websites

(a)	The Obligors’ Agent may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (the “Website Lenders”) who accept this method of communication by posting this information onto an electronic website designated by the Obligors’ Agent and the Agent (the “Designated Website”) if:

(i)	the Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;

(ii)	both the Obligors’ Agent and the Agent are aware of the address of and any relevant password specifications for the Designated Website; and

(iii)	the information is in a format previously agreed between the Obligors’ Agent and the Agent.

If any Lender (a “Paper Form Lender”) does not agree to the delivery of information electronically then the Agent shall notify the Obligors’ Agent accordingly and the Obligors’ Agent shall at its own cost supply the information to the Agent (in sufficient copies for each Paper Form Lender) in paper form. In any event the Obligors’ Agent shall at its own cost supply the Agent with at least one copy in paper form of any information required to be provided by it.

(b)	The Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Obligors’ Agent and the Agent.

(c)	The Obligors’ Agent shall promptly upon becoming aware of its occurrence notify the Agent if:

(i)	the Designated Website cannot be accessed due to technical failure;

(ii)	the password specifications for the Designated Website change;

(iii)	any new information which is required to be provided under this Agreement is posted onto the Designated Website;

(iv)	any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or

(v)	the Obligors’ Agent becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.

If the Obligors’ Agent notifies the Agent under paragraph (c)(i) or paragraph (c)(v) above, all information to be provided by the Obligors’ Agent under this Agreement after the date of that notice shall be supplied in paper form unless and until the Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.

(d)	Any Website Lender may request, through the Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website. The Obligors’ Agent shall at its own cost comply with any such request within ten Business Days.

33.7	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

33.8	Communication when Agent is Impaired Agent

If the Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Agent, communicate with each other directly and (while the Agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly. This provision shall not operate after a replacement Agent has been appointed.

34.	CALCULATIONS AND CERTIFICATES

34.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

34.2	Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document shall set out the basis of calculation in reasonable detail and is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

34.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

35.	PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

36.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Secured Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

37.	CONFIDENTIALITY

37.1	Confidential Information

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 37.2 (Disclosure in relation to Obligors and/or Finance Parties incorporated in jurisdictions other than France) and Clause 37.3 (Disclosure in relation to Obligors and/or Finance Parties incorporated in France), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

37.2	Disclosure in relation to Obligors and/or Finance Parties incorporated in jurisdictions other than France

(a)	Disclosure of Confidential Information

Subject to Clause 37.3 (Disclosure in relation to Obligors and/or Finance Parties incorporated in France), any Finance Party may disclose:

(i)	to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(ii)	to any person:

(A)	to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents and to any of that person’s Affiliates, Related Funds, representatives and professional advisers;

(B)	(with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person’s Affiliates, Related Funds, representatives and professional advisers;

(C)	appointed by any Finance Party or by a person to whom paragraph (ii)(A) or (ii)(B) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under paragraph (d) of Clause 27.14 (Relationship with the Lenders));

(D)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (ii)(A) or (ii)(B) above;

(E)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(F)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to Clause 25.10 (Security over Lenders’ rights);

(G)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(H)	who is a Party; or

(I)	with the consent of the Obligors’ Agent;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A)	in relation to paragraphs (ii)(A), (ii)(B) and (ii)(C) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)	in relation to paragraph (ii)(D) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)	in relation to paragraphs (ii)(E), (ii)(F) and (ii)(G) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances;

(iii)	to any person appointed by that Finance Party or by a person to whom paragraph (ii)(A) or (ii)(B) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (iii) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Obligors’ Agent and the relevant Finance Party; and

(iv)	to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

(b)	Disclosure to numbering service providers

(i)	Subject to Clause 37.3 (Disclosure in relation to Obligors and/or Finance Parties incorporated in France), any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility and/or one or more Obligors the following information:

(A)	names of Obligors;

(B)	country of domicile of Obligors;

(C)	place of incorporation of Obligors;

(D)	date of this Agreement;

(E)	the names of the Agent and the Arranger;

(F)	date of each amendment and restatement of this Agreement;

(G)	amount of Total Commitments;

(H)	currencies of the Facility;

(I)	type of Facility;

(J)	ranking of Facility;

(K)	Termination Date for the Facility;

(L)	changes to any of the information previously supplied pursuant to paragraphs (A) to (K) above; and

(M)	such other information agreed between such Finance Party and the Obligors’ Agent,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(c)	The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facility and/or one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(d)	Each Obligor represents that none of the information set out in paragraphs (A) to (M) of paragraph (i) above is, nor will at any time be, unpublished price-sensitive information.

(e)	The Agent shall notify the Obligors’ Agent and the other Finance Parties of:

(i)	the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facility and/or one or more Obligors; and

(ii)	the number or, as the case may be, numbers assigned to this Agreement, the Facility and/or one or more Obligors by such numbering service provider.

37.3	Disclosure in relation to Obligors and/or Finance Parties incorporated in France

With respect to any Obligor and/or any Finance Party incorporated in France, any Finance Party may, in particular in accordance with article L. 511-33 of the French Code monétaire et financier, disclose:

(a)	to the Commission Bancaire, the Banque de France, the Autorité des Marchés Financiers, the European Central Bank, the European System of Central Banks, TRACFIN, any taxation authority or customs, or pursuant to applicable law or regulation, such Confidential Information as may be required to be disclosed;

(b)	to any judicial authorities acting in the course of criminal proceedings such Confidential Information as may be required to be disclosed;

(c)	to any of its statutory auditors such Confidential Information as that Finance Party shall consider appropriate;

(d)	to any rating agency such Confidential Information as may be required for the purpose of rating financial products (including, without limitation, in relation to the Finance Documents),

in each case, such Confidential Information as that Finance Party shall consider appropriate provided that the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information;

(e)	to any person with which that Finance Party negotiates, enters into or carries out any of the following transactions under, or in connection, with any of the Finance Documents:

(i)	credit transactions carried out, directly or indirectly, by one or more credit institutions;

(ii)	transactions involving financial instruments, guarantees or insurance, for the purpose of hedging a credit risk;

(iii)	acquisition of a stake in, or of control over, a credit institution or an investment firm;

(iv)	sales of assets or of a business (fonds de commerce);

(v)	assignments or transfers of receivables or contracts;

(vi)	service provision agreements entered into with a third party in order to entrust such party with significant operational tasks;

(vii)	in the course of reviewing or drawing up any type of contracts or transactions, provided that the entities concerned belong to the same group as the author of the disclosure,

in each case, such Confidential Information as that Finance Party shall consider appropriate provided that:

(A)	such Confidential Information is necessary for the purpose of the transactions referred to under paragraphs (e)(i) to (e)(vii) above;

(B)	the person to whom the Confidential Information is to be given (i) is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information and (ii) has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information it receives; and

(C)	the person to whom the Confidential Information is to be given is informed that, notwithstanding (B) above, in the event that the relevant transaction referred to under paragraphs (e)(i) to (e)(vii) above succeeds, it may in turn disclose the relevant Confidential Information under the same conditions as set out in this Clause 37 to the persons with whom it negotiates, enters into or carries out any of the transactions referred to under paragraphs (e)(i) to (e)(vii) above, subject to such persons (i) being informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information and (ii) entering into a Confidentiality Undertaking or being otherwise bound by requirements of confidentiality in relation to the Confidential Information it receives, and

(f)	to any person on a case-by-case basis with the prior written consent of the relevant Obligor, provided that the person to whom the Confidential Information is to be given (i) is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information and (ii) has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information it receives.

37.4	Entire agreement

This Clause 37 (Confidentiality) constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

37.5	Inside information

Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

37.6	Notification of disclosure

Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Obligors’ Agent:

(a)	of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b) of Clause 37.2 (Disclosure in relation to Obligors and/or Finance Parties incorporated in jurisdictions other than France) and paragraphs (b) and (c) of Clause 37.3 (Disclosure in relation to Obligors and/or Finance Parties incorporated in France) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 37 (Confidentiality).

37.7	Continuing obligations

The obligations in this Clause 37 (Confidentiality) are continuing and, in particular, shall survive and remain binding on each Finance Party until the earlier to occur of: (a) the date of termination of this Agreement and (b) the date falling twelve months after the date on which such Finance Party otherwise ceases to be a Finance Party.

38.	AMENDMENTS AND WAIVERS

38.1	Required consents

(a)	Subject to Clause 38.2 (Exceptions), and without prejudice to Clause 9.6 (Replacement of a Lender), any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Obligors and any such amendment or waiver will be binding on all Parties.

(b)	The Agent, or in respect of the Transaction Security Documents the Security Trustee, may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 38.

(c)	The Company may effect, as agent of each Obligor pursuant to Clause 2.4 (Obligors’ Agent) any amendment or waiver permitted by this Clause 38.

38.2	Exceptions

(a)	An amendment or waiver that has the effect of changing or which relates to:

(i)	the definition of “Majority Lenders” and “Super Majority Lenders” in Clause 1.1 (Definitions);

(ii)	an extension to the date of payment of any amount under the Finance Documents;

(iii)	a reduction in the Margin (other than pursuant to the reduction provided for in the definition of that term) or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(iv)	a change in currency of payment of any amount under the Finance Documents;

(v)	an increase in or an extension of any Commitment or the Total Commitments (other than in accordance with Clause 2.2 (Increase));

(vi)	a change to the Borrowers or Guarantors other than in accordance with Clause 26 (Changes to the Obligors);

(vii)	any provision which expressly requires the consent of all the Lenders;

(viii)	Clause 2.3 (Finance Parties’ rights and obligations), Clause 9.2 (Change of control or sale of assets), Clause 9.6 (Replacement of a Lender) or Clause 25 (Changes to the Lenders) or this Clause 38;

(ix)	any amendment to the order of priority or subordination under the Intercreditor Agreement; or

(x)	subject to paragraph (b) below, the nature or scope of the guarantee and indemnity granted under Clause 19 (Guarantee and Indemnity), the Charged Property or the manner in which the proceeds of enforcement of the Transaction Security are distributed;

shall not be made without the prior consent of all the Lenders.

(b)	An amendment or waiver that has the effect of releasing any guarantee or indemnity granted under Clause 19 (Guarantee and Indemnity) or of any Transaction Security (unless permitted under this Agreement or any other Finance Document or relating to a sale or disposal of an asset which is the subject of Transaction Security where such sale or disposal is not prohibited under this Agreement or any other Finance Document and otherwise complies with this Agreement) shall not be made without the prior consent of the Super Majority Lenders.

(c)	An amendment or waiver which relates to the rights or obligations of the Agent, the Security Trustee, the Arranger, any Hedge Counterparty or any Ancillary Lender may not be effected without the consent of the Agent, the Security Trustee, the Arranger, that Hedge Counterparty or that Ancillary Lender as the case may be.

39.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

40.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law, provided that Schedule 18 (New York Law Undertakings) shall be interpreted in accordance with New York law (without prejudice to the fact that this Agreement is governed by English law).

41.	ENFORCEMENT

41.1	Jurisdiction of English courts

(a)	The courts of England have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 41.1 is for the benefit of the Finance Parties, Secured Parties and any Receiver or Delegate only. As a result, no Finance Party or Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties and Secured Parties may take concurrent proceedings in any number of jurisdictions.

41.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(i)	irrevocably appoints Interxion Carrier Hotel Limited as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document (and Interxion Carrier Hotel Limited by its execution of this Agreement, accepts that appointment); and

(ii)	agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Obligors’ Agent (on behalf of all the Obligors) must immediately (and in any event within three days of such event taking place) appoint another agent on terms acceptable to the Agent. Failing this, the Agent may appoint another agent for this purpose.

(c)	The Obligors’ Agent expressly agrees and consents to the provisions of this Clause 41 and Clause 40 (Governing Law).

42.	SPECIAL PROVISIONS REGARDING ENFORCEMENT UNDER THE LAWS OF SPAIN

42.1	Security Trustee accounting

For the purposes of this Agreement (or any other Finance Document), the Security Trustee, in its capacity as such, shall open and maintain in its books a special credit facilities account for each Lender. In each of such accounts the Security Trustee shall debit the amounts owed by the Borrower (or an Obligor under this Agreement or any other Finance Document) to the Lenders, including the interest, fees, expenses, default interest, additional costs and any other amounts that are payable by the Borrower (or an Obligor under this Agreement or any other Finance Document) pursuant to this Agreement (or any other Finance Document). Likewise, all amounts received by the Security Trustee from the Borrower (or an Obligor under this Agreement or any other Finance Document) pursuant to this Agreement (or any other Finance Document) shall be credited in that account, so that the sum of the balance of the credit facilities account represents the amount owed by the Borrower (or an Obligor under this Agreement or any other Finance Document) to the Lenders at any time.

42.2	Individual account of each Lender

In addition to the unified account referred to in Clause 42.1 (Security Trustee accounting) above, each of the Lenders shall open and maintain in its books a special credit facilities account from which the interest, fees, expenses, default interest, additional costs and any other amounts that the Borrower (or an Obligor under this Agreement or any other Finance Document) owes to such Lender hereunder shall be debited and in which all amounts received by the Lender from the Borrower (or an Obligor under this Agreement or any other Finance Document) under this Agreement (or the remaining Finance Documents) shall be credited.

42.3	Determination of balance due in the event of enforcement before the Spanish courts

In the event of enforcement of (i) the Facility, (ii) the guarantee granted by an Obligor under Clause 19 (Guarantee and Indemnity) of this Agreement, or (iii) any of the Finance Documents before the Spanish courts, the Security Trustee shall settle the credit accounts referred to above in this Clause 42. It is expressly agreed for purposes of enforceability via judicial or out-of-court methods pursuant to Spanish Law, that the balance due from the accounts referred to in this Clause resulting from the certificate issued for such purpose by the Security Trustee shall be deemed liquid, due and payable amount enforceable against the Borrower (or an Obligor under this Agreement or any other Finance Document), provided that it is evidenced in a notarial document that the settlement was made in the form agreed to by the parties in the enforceable instrument documenting this Agreement (“título ejecutivo”) and that the balance due matches with the balance that appears in the corresponding open account of the Borrower (or an Obligor under this Agreement or any other Finance Document) in connection with the Facility.

The Security Trustee shall give prior notice to the Borrower (or an Obligor under this Agreement or any other Finance Document) of the amount due as a result of the settlement.

42.4	Enforcement before the Spanish courts

In the event that the Lenders decide, for the purposes of the enforcement of the Facility or the guarantee granted by an Obligor under Clause 19 (Guarantee and Indemnity) of this Agreement or any other Finance Document (that has been raised to the status of public document in Spain) before the Spanish courts, to commence the ordinary enforcement proceeding set forth in Articles 517, et seq, of the Law of Civil Procedure (“Ley de Enjuciamiento Civil”), the Parties expressly agree for purposes of Article 571, et seq, of such Law of Civil Procedure that the settlement to determine the summarily enforceable debt be made by the Security Trustee. The following will be sufficient for the commencement of the summary proceedings: (i) the notarial deed (“escritura de elevación a público”) evidencing this Agreement or any other Finance Document (that has been raised to the status of public document in Spain); (ii) a certificate, issued by the Security Trustee, of the debt for which the Borrower (or an Obligor under this Agreement or any other Finance Document) is liable, as well as the extract of the debit and credit entries and the entries corresponding to the application of interest that determines the actual balance for which enforcement is requested and the document providing evidence (“documento fehaciente”) that the settlement of the debt has been carried out in the form agreed to in this Agreement; and (iii) a notarial document providing evidence of the prior notice to the Borrower and/or the Obligor of the amount due as a result of the settlement.

The Borrower (or an Obligor under this Agreement or any other Finance Document) shall bear all taxes, expenses and duties accruing or that are incurred on by reason of the notarial instruments referred to in the previous paragraph.

42.5	Public deed

This Agreement has been executed as a private document. Each Party shall be entitled to request the formalisation of this Agreement into a public deed at any time. The Borrower shall bear all costs and expenses relating to such formalisation.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

THE PARTIES

Part 1

The Original Borrower

Name of Borrower	Place of Incorporation/ Registration	Registration number (or equivalent, if any)

Interxion Holding N.V.	Netherlands	33301892

The Original Guarantors

Name of Guarantor	Place of Incorporation/ Registration	Registration number (or equivalent, if any)

Interxion Holding N.V.	Netherlands	33301892

Interxion HeadQuarters B.V.*	Netherlands	34128125

Interxion Nederland B.V.*	Netherlands	34116837

Interxion Belgium N.V.*	Belgium	RPR Brussels 0471.625.579

Interxion Danmark ApS*	Denmark	CVR No. 2514 7022

Interxion France S.A.S. (formerly Interxion Finance Sarl)*	France	423 945 799 RCS Paris

Interxion Deutschland GmbH*	Germany	HRB 47103, commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main

Interxion Ireland Ltd*	Republic of Ireland	321944

Interxion España SA (formerly Interxion España SL)	Spain	CIF A 82517731 (formerly CIF B82517731) (registered with the Commercial Registry of Madrid in volume 14952, section 8, book 0, page M-249071)

Interxion Carrier Hotel Limited*	United Kingdom	03753969

* Denotes Original Guarantors who accede to this Agreement prior to the Closing Date.

The Additional Guarantors as at the Effective Date

Name of Guarantor	Place of Incorporation/ Registration	Registration number (or equivalent, if any)

InterXion Operational B.V.	Netherlands	34389232

InterXion Datacenters B.V.	Netherlands	27174186

Part 2

The Original Lenders

The Lenders as at the Closing Date
Name of Original Lender	Commitment (EUR)
Barclays Bank PLC	15,000,000
Citibank N.A., London Branch	10,000,000
Bank of America, N.A. (London Branch)	10,000,000
Fortis Bank (Nederland) N.V.	15,000,000
Credit Suisse AG, London Branch	5,000,000
Jefferies Finance LLC	5,000,000
Total	60,000,000

The Lenders as at the Effective Date
Name of Original Lender	Commitment (EUR)
Barclays Bank PLC	20,000,000
Citibank N.A., London Branch	10,000,000
Bank of America, N.A. (London Branch) / Banc of America Securities Limited	10,000,000
ABN AMRO Bank N.V. (legal successor of Fortis Bank (Nederland) N.V.)	20,000,000
Total	60,000,000

SCHEDULE 2

CONDITIONS PRECEDENT

Part 1

Conditions Precedent to Initial Utilisation

1.	Corporate Documents

(a)	A copy of the constitutional documents (or, in the case of a Spanish Obligor, an updated excerpt (nota simple literal) from the mercantile registry of Madrid together with a certification from the Secretary of the Board of Directors or the Sole Director (in case that the Obligor does not have a Board of Directors) certifying that there is no other shareholders’ agreement or sole director resolution pending registration)) of each Original Obligor and which:

(i)	in respect of any French Obligor shall include (i) an original K-bis extract (extrait K-bis) not more than one month old, (ii) a copy of the by-laws (statuts) of such French Obligor certified as up-to-date by its legal representative, (iii) an original non bankruptcy certificate (résultat des recherches en matière de procédure collective négatif) not more than one month old and (iv) an original certificate of pledges and encumbrances (état relatif aux inscriptions des privilèges et publications) not more than one month old); and

(ii)	in respect of an Obligor incorporated in the Federal Republic of Germany, shall include an officially certified commercial register extract (beglaubigter Handelsregisterauszug) or, if applicable, official up-to-date commercial register extracts (chronologischer und historischer amtlicher Ausdruck des elektronischen Handelsregisters), and an officially certified copy of the articles of association (vom Handelsregister erstellte beglaubigte Kopie der Satzung/beglaubigte Kopie des Gesellschaftsvertrages) of such Obligor.

(iii)	in respect of any Belgian Guarantor shall include (i) up-to-date coordinated articles of association, (ii) a KBO certificate not more than 15 days old, and (iii) a non-insolvency certificate not more than 15 days old.

(b)	If applicable, a copy of a resolution of the sole director or board of managing directors (or any equivalent corporate body) of each Original Obligor (and, in the case of a Spanish Obligor, notarised before a Spanish Notary Public):

(i)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute, deliver and perform the Finance Documents to which it is a party, and in respect of any Belgian Guarantor setting out the reasons why the board of directors of the Belgian Guarantor considered that the entry into this Agreement, the Transaction Security and any other Finance Document to which it is a party and in particular the assumption of its guaranteed obligations in accordance with Clause 19 (Guarantee and Indemnity) of this Agreement, is of benefit to the Belgian Guarantor;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(c)	If applicable, a copy of the extract of the minutes of the meeting of the board of supervisory directors of each Original Obligor (other than the Spanish Obligor) approving the resolutions of the board of managing directors referred to under (b) above and confirming that the general meeting of shareholders has not appointed any person to represent each Original Obligor in case of a conflict of interest.

(d)	If applicable, a copy of a resolution of the supervisory board (Aufsichtsrat) or advisory board (Beirat) of each Obligor approving the terms of, and the transactions contemplated by, the Finance Documents to which that Obligor is a party.

(e)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above. In respect of a Spanish Obligor, this shall be included in (i) below.

(f)	If required by the laws of its jurisdiction of incorporation or provided in accordance with normal market practice, a copy of a resolution signed by all the holders of the issued shares of the Obligor (other than the Company and the Spanish Obligor):

(i)	approving the terms of, and the transactions contemplated by, the Finance Documents to which the Obligor is a party;

(ii)	authorising a specified person or persons to:

(A)	execute the Finance Documents to which it is a party on its behalf; and

(B)	sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party;

(iii)	in respect of the resolution from the Company as sole shareholder of Interxion France S.A.S.:

(A)	modifying article 17.2 of the by-laws (statuts) of Interxion France S.A.S. to conform it with the exact terms of article L.223-21 of the French code de commerce, and enclosing a copy of the updated by-laws (statuts) of Interxion France S.A.S. certified by its legal representative (gérant); and

(B)	approving the Secured Parties as potential shareholders of Interxion France S.A.S. and any person to whom the shares are transferred in the event of enforcement action in respect of the share pledge agreement between the Company and the Security Trustee in relation to the shares in Interxion France S.A.S., in accordance with Article L223-14 and L223-15 of the French Code de commerce;

(iv)	in respect of any Belgian Guarantor, a resolution of the shareholders meeting or a written resolution of all shareholders of the Belgian Guarantor approving the provisions under any Finance Document requiring an early repayment in the case of a change of control over the Belgian Guarantor as well as, to the extent necessary, the Finance Documents, together with evidence that an extract of such resolution has been filed with the clerk of the commercial court of the judicial district of the Belgian Guarantor in accordance with Article 556 of the Belgian Company Code.

(g)

A certificate (notarised before a Spanish Notary Public) of the resolutions of each Spanish Obligor’s general shareholders meeting approving the entering of the Spanish Obligor in the transactions contemplated by the Finance Documents, to which such Spanish Obligor is a party and empowering the Spanish Obligor’s board of directors (or the relevant management body) to approve the terms of, and the transactions contemplated by, the Finance Documents, to authorise a specified person or persons to execute the Finance Documents to which such

Spanish Obligor is a party, and to authorise a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Finance Documents to which the Spanish Obligor is a party.

(h)	A certificate of each Original Obligor (signed by an authorised signatory) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded. In respect of a Spanish Obligor, this confirmation shall be included in the certificate delivered under (i) below.

(i)	A certificate of each Original Obligor signed by an authorised signatory certifying that each copy document relating to it specified in this Part 1 of this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

(j)	A copy of a request for advice of the competent works council(s) (if any) of the Dutch Obligors and a copy of the unconditional positive or neutral advice of such works councils in respect of the transactions contemplated by the Finance Documents.

2.	Finance Documents

(a)	A duly executed copy of this Agreement and the Intercreditor Agreement.

(b)	The executed Fee Letters.

(c)	Duly executed copies of each Accession Letter for each of the Original Guarantors other than the Company.

3.	Security

(a)	Evidence of the release of the Existing Security and any other Security or guarantees granted by any member of the Group which is not permitted by this Agreement effective on the Closing Date and in respect of any Spanish Obligor or the Security Documents over the assets of a Spanish Obligor, a copy of the public deeds documenting the release of the Existing Security.

(b)	Evidence of the release of the share pledge agreement granted over Interxion France Sarl dated 25 April 2008 in favour of Fortis Bank N.V. and Cooperatieve Rabobank Regio Schiphol U.A. for the obligations arising from a revolving facility agreement, up to an amount of EUR 90,000,000.

(c)	At least two originals of the Transaction Security Documents executed by the Original Obligor party thereto specified in Schedule 12 (Initial Transaction Security Documents). In respect of any Spanish Obligor or the Security Documents over the assets of a Spanish Obligor, a copy (copia autorizada) of the public deed granted before a Spanish Notary Public documenting the Security.

(d)	As applicable, a copy of all notices required to be sent under the Transaction Security Documents executed by the relevant Original Obligor and, in the case of intercompany receivables, duly acknowledged by the addressees and of all third party consents required in connection with the creation, perfection or registration of the Transaction Security Documents.

(e)	A copy of all share certificates and stock transfer forms or equivalent duly executed by the relevant Original Obligor in blank in relation to the assets subject to or expressed to be subject to the Transaction Security Documents and other documents of title which are required to be provided under the Transaction Security Documents.

(f)	The details (relevés d’identité bancaire) of the bank accounts pledged pursuant to the French law bank accounts pledge agreement between Interxion France SARL as pledgor and the Security Trustee.

4.	Legal opinions

The following legal opinions, each addressed to the Agent and any persons which become Lenders.

(a)	a legal opinion of Shearman & Sterling (London) LLP, legal adviser to the Agent and the Arranger as to English law substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(b)	a legal opinion of Linklaters LLP, legal advisor to the Company as to matters of Netherlands law concerning the capacity of the Obligors incorporated in the Netherlands to enter into the Finance Documents to which they are a party.

(c)	a legal opinion of Van Doorne N.V., as to matters of Netherlands law, concerning the enforceability of each Transaction Security Document governed by Netherlands law.

(d)	a legal opinion of Linklaters LLP in Paris, as to matters of French law, concerning the capacity of Interxion France S.A.S. to enter into the Finance Documents to which it is a party.

(e)	a legal opinion of Shearman & Sterling (Paris) LLP, as to matters of French law, concerning the enforceability of each Transaction Security Document governed by French law.

(f)	a legal opinion of Linklaters LLP in Germany, as to matters of German law, concerning the capacity of Interxion Deutschland GmbH to enter into the Finance Documents to which it is a party.

(g)	a legal opinion of Shearman & Sterling LLP, Germany, as to matters of German law, concerning the enforceability of each Transaction Security Document governed by German law.

(h)	a legal opinion of Linklaters, S.L.P., as to matters of Spanish law, concerning the capacity of Interxion España S.L., to enter into the Finance Documents to which it is a party.

(i)	a legal opinion of Uría Menéndez, S.L.P., as to matters of Spanish law, concerning the enforceability of each Transaction Security Document governed by Spanish law.

(j)	a legal opinion of Lydian, as to matters of Belgian law, concerning the capacity of the Obligors incorporated in Belgium to enter into the Finance Documents to which they are a party and the enforceability of each Transaction Security Document governed by Belgian law.

(k)	a legal opinion of Arthur Cox, as to matters of Irish law, concerning the capacity of Interxion Ireland Limited to enter into the Finance Documents to which it is a party.

(l)	a legal opinion of A&L Goodbody, as to matters of Irish law, concerning the enforceability of each Transaction Security Document governed by Irish law.

(m)	a legal opinion of Bech-Bruun, as to matters of Danish law, concerning the enforceability of each Transaction Security Document governed by Danish law.

(n)	a legal opinion of Kromann Reumert, as to matters of Danish law, concerning the capacity of Interxion Danmark ApS to enter into the Finance documents to which it is a party.

5.	Other documents and evidence

(a)	A certified copy of the Original Financial Statements.

(b)	The unaudited financial statements of the Company for the period to 31 December 2009.

(c)	If available, the latest audited financial statements of each of the Original Guarantors other than the Company.

(d)	Evidence that the proceeds of issue of the Bonds in the amount specified in the agreed funds flow statement for the transaction have been received by the Company prior to first utilisation of the Facility and applied to refinance the Existing Facilities in full and a copy of the funds flow statement.

(e)	Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 13 (Fees), Clause 14.5 (Stamp taxes) and Clause 18 (Costs and Expenses) have been paid or will be paid by the first Utilisation Date.

(f)	The Group Structure Chart.

(g)	A list showing all intra-group loans in excess of EUR 2,000,000 as at 31 December 2009, including the amount of each such loan and its debtor and creditor.

(h)	The Business Plan.

(i)	An executed copy of the Bond Indenture.

(j)	A copy of any other authorisation or other document, opinion or assurance which is necessary in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

(k)	The results of “know your customer” and other checks in relation to each Original Obligor under the FSA Money Laundering Regulations, the Dutch Wet ter voorkoming van witwassen en financieren van terrorisme, the Patriot Act and any other applicable laws and regulations (including, but not limited to, the German Banking Act (Kreditwesengesetz)) being satisfactory in all respects to the Mandated Lead Arranger and the Agent.

(l)	Evidence that the Revolving Facility Agreement, the Intercreditor Agreement, the Hedging Agreements (to the extent they have been signed by a Spanish Obligor), the indenture agreement (to the extent it has been signed by a Spanish Obligor) and the Transaction Security Documents to be granted in Spain (including those which secure the Notes) have been raised to the status of Spanish public document by means of public deed granted before a Spanish Notary Public. The public deed raising this agreement to status of public document must reproduced in Spanish (i) Clause 42 (Special Provisions regarding enforcement under the Laws of Spain) of this agreement, the confirmation of the personal guarantee granted by a Spanish Obligor under Clause 19 (Guarantee and Indemnity) of this agreement and the granting of authority by the Finance Parties to the Agent under Clause 27 (Role of the Agent and the Arranger) of this agreement. The public deed raising the Intercreditor Agreement to the status of public document must reproduce in Spanish clause 29 (Special Provisions regarding enforcement under the Laws of Spain) of the Intercreditor Agreement, the confirmation of the personal guarantee granted by a Spanish Debtor under clause 15 (Hedge Counterparty Guarantee) of the Intercreditor Agreement and the granting of authority by the Secured Parties to the Security Trustee under clause 16.5 (Appointment as agent and administrator in relation to Spanish Security Interests) of the Intercreditor Agreement.

Part 2

Conditions Precedent required to be delivered by an Additional Obligor

1.	An Accession Letter, duly executed by the Additional Obligor and the Company.

2.	A copy of the constitutional documents (or, in the case of a Spanish Additional Obligor, a literal certification (certificacion literal) from the mercantile registry of Madrid together with a certification from the Secretary of the Board of Directors or the Sole Director (in case that the Obligor does not have a Board of Directors) certifying that there is no other shareholders’ agreement or sole director resolution pending registration) of the Additional Obligor and which:

(a)	in respect of any French Additional Obligor shall include (i) an original K-bis extract (extrait K-bis) not more than one month old, (ii) a copy of the by-laws (statuts) of such French Additional Obligor certified as up-to-date by its legal representative,(iii) an original non bankruptcy certificate (résultat des recherches en matière de procédure collective négatif) not more than one month old and (iv) an original certificate of pledges and encumbrances (état relatif aux inscriptions des privilèges et publications) not more than one month old); and

(b)	in respect of an Additional Obligor incorporated in the Federal Republic of Germany, shall include an officially certified commercial register extract (beglaubigter Handelsregisterauszug) or, if applicable, official up-to-date commercial register extracts (chronologischer und historischer amtlicher Ausdruck des elektronischen Handelsregisters), in each case not older than fourteen (14) days prior to the date of the accession of such Additional Obligor and an officially certified copy of the articles of association (vom Handelsregister erstellte beglaubigte Kopie der Satzung/beglaubigte Kopie des Gesellschaftsvertrages) of such Additional Obligor.

3.	A certificate (notarised before a Spanish Notary Public) of the resolutions of each Spanish Additional Obligor’s general shareholders meeting approving the entering of the Spanish Additional Obligor in the transactions contemplated by the Finance Documents and the Accession Letter, to which such Spanish Additional Obligor is a party and empowering the Spanish Additional Obligor’s board of directors (or the relevant management body) to approve the terms of, and the transactions contemplated by, the Finance Documents and the Accession Letter, to authorise a specified person or persons to execute the Finance Documents and Accession Letter to which such Spanish Additional Obligor is a party, and to authorise a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Finance Documents and the Accession Letter to which the Spanish Additional Obligor is a party.

4.	If applicable, a copy of a resolution of the sole director or board of directors (or any equivalent corporate body) of the Additional Obligor (and, in the case of a Spanish Obligor, notarised before a Spanish Notary Public):

(a)	approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute, deliver and perform the Accession Letter and any other Finance Document to which it is a party;

(b)	authorising a specified person or persons to execute the Accession Letter and other Finance Documents on its behalf;

(c)	authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices to be signed and/or despatched by, such Additional Obligor under or in connection with the Finance Documents to which it is a party; and

(d)	authorising the Company to act as its agent in connection with the Finance Documents.

5.	If applicable, a copy of a resolution of the supervisory board (Aufsichtsrat) or advisory board (Beirat) of each Additional Obligor incorporated in the Federal Republic of Germany approving the terms of, and the transactions contemplated by, the Finance Documents to which that Additional Obligor is a party (other than any of the Spanish Obligor).

6.	A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above. In respect of a Spanish Obligor, this shall be included in the certificate delivered under 10 below.

7.	If required by the laws of its jurisdiction of incorporation or provided in accordance with normal market practice, a copy of a resolution signed by all the holders of the issued shares of the Additional Obligor (other than any Spanish Obligor):

(a)	approving the terms of, and the transactions contemplated by, the Finance Documents to which the Additional Obligor is a party; and

(b)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf and sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

8.	If applicable, a copy of the resolution of the board of supervisory directors of the Additional Obligor approving the resolutions of the board of managing directors of the Additional Obligor.

9.	A certificate of the Additional Obligor (signed by a director duly empowered) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded. In respect of a Spanish Obligor this shall be included in the certificate delivered under 10 below.

10.	A certificate of an authorised signatory of the Additional Obligor certifying that each copy document listed in this Part 2 of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.

11.	If necessary, a copy of any relevant power of attorney.

12.	If available, the latest audited financial statements of the Additional Obligor and any additional information or documentation requested by a Lender under applicable regulatory provisions including, but not limited to, Section 18 German Banking Act (Kreditwesengesetz).

13.	The following legal opinions, each addressed to the Agent, the Security Trustee and the Lenders:

(a)	a legal opinion of the legal adviser to the Agent in England as to English law in the form approved by the Agent.

(b)	if the Additional Obligor is incorporated in or has its “centre of main interest” in a jurisdiction other than England and Wales or is executing a Finance Document which is governed by a law other than English law, a legal opinion of the legal advisors to the Agent or, if customary market practice, to the Additional Obligor in the form distributed to the Lenders prior to signing the Accession Letter.

14.	If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, evidence that the agent for service of process has accepted its appointment in relation to the proposed Additional Obligor.

15.	Any Transaction Security Documents which are required by the Agent to be executed by the proposed Additional Obligor in substantially the same form and scope as the Transaction Security provided under Schedule 2 (Conditions Precedent) Part 1 (Conditions Precedent to Initial Utilisation) by an Obligor incorporated in the same jurisdiction as the Additional Obligor save in respect of any change in law or accepted market practice in that jurisdiction.

16.	Any notices or documents required to be given or executed under the terms of the Transaction Security Documents referred to in paragraph 15 above duly acknowledged by the addressees (to the extent required under such Security Documents or applicable law) and copies of all third party consents required in connection with the creation, perfection or registration of the Transaction Security Documents.

17.	A copy of all share certificates, transfers and stock transfer forms or equivalent duly executed by the relevant Additional Obligor in blank in relation to the assets subject to or expressed to be subject to the Transaction Security created under the Transaction Security Documents to which such Additional Obligor is party and other documents of title which are required to be provided under such Transaction Security Documents endorsed with the name of the pledgee or chargee as applicable under applicable law together, where an endorsement is required, with a copy of the relevant register of members evidencing any endorsement required to create or perfect the Transaction Security.

18.	A search in respect of each Additional Obligor at the Companies Registry or other applicable commercial register showing, to the extent such a search is capable of showing such information, no Security existing over its assets which are not permitted to exist under the Facilities Agreement and no appointment of a receiver, liquidator or administrator or the presentation of any petition or application in respect of any of the same (or any analogous procedure in any applicable jurisdiction).

19.	The results of “know your customer” and other checks in relation to each Additional Obligor under the FSA Money Laundering Regulations, the Dutch Wet ter voorkoming van witwassen en financieren van terrorisme, the Patriot Act and any other applicable laws and regulations (including, but not limited to, the German Banking Act (Kreditwesengesetz)) being satisfactory in all respects to the Agent.

20.	In the case of a Spanish Obligor, evidence that this above referenced Accession Letter has been raised to the status of public Spanish public document by means of public deed granted before a Spanish Notary Public). The public deed raising the Accession Letter to the status of public document must reproduce in Spanish Clause 42 of this Agreement (Special Provisions regarding enforcement under the Laws of Spain), the confirmation of the personal guarantee granted by a Spanish Obligor under Clause 19 (Guarantee and Indemnity) of this Agreement and the granting of authority to the Agent under Clause 27 (Role of the Agent and the Arranger) of this Agreement.

21.	In the event a Spanish Obligor becomes a Borrower under this Agreement, a financial transaction number (número de operación financiera) form PE-1 duly stamped by the Bank of Spain.

SCHEDULE 3

UTILISATION REQUEST

From:	[[Name of Borrower] as Borrower] [Obligors’ Agent]

To:	[ ] as Agent

Dated:

Dear Sirs

Interxion Holding N.V. – EUR 60,000,000 Facility Agreement dated 1 February 2010 (as amended or as amended and restated from time to time) (the “Agreement”)

1.	We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

	Borrower:	[ ]

	Proposed Utilisation Date:	[ ] (or, if that is not a Business Day, the next Business Day)

	Currency:	[ ]

	Amount:	[ ] or, if less, the Available Facility

	Interest Period:	[ ]

3.	We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4.	The proceeds of this Loan should be credited to [account].

5.	This Utilisation Request is irrevocable.

Yours faithfully

authorised signatory for [Name of Borrower] [Obligors’ Agent]

[WARNING NOTE:

PLEASE ENSURE THAT THE SHARE OF EACH LENDER IN ANY UTILISATION IS AT LEAST EUR 50,000 (OR ITS EQUIVALENT IN ANOTHER CURRENCY). ANY LENDER WHO LENDS A LESSER AMOUNT SHOULD OTHERWISE CONFIRM THAT IT IS A PROFESSIONAL MARKET PARTY WITHIN THE MEANING OF THE DUTCH FSA.]

SCHEDULE 4

MANDATORY COST FORMULAE

1.	The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2.	On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the “Additional Cost Rate”) for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Agent as a weighted average of the Lenders’ Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Loan) and will be expressed as a percentage rate per annum.

3.	The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Agent. This percentage will be certified by that Lender in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender’s participation in all Loans made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office.

4.	The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:

(a)	in relation to a sterling Loan:

Ex0 / 01	per cent. per annum.
300

(b)	in relation to a Loan in any currency other than sterling:

Where:

A.	is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

B.	is the percentage rate of interest (excluding the Margin and the Mandatory Cost and, if the Loan is an Unpaid Sum, the additional rate of interest specified in paragraph (a) of Clause 10.3 (Default interest) payable for the relevant Interest Period on the Loan.

C.	is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

D.	is the percentage rate per annum payable by the Bank of England to the Agent on interest bearing Special Deposits.

E.	is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.

5.	For the purposes of this Schedule:

(a)	“Eligible Liabilities” and “Special Deposits” have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b)	“Fees Rules” means the rules on periodic fees contained in the Financial Services Authority Fees Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(c)	“Fee Tariffs” means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

(d)	“Tariff Base” has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6.	In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7.	If requested by the Agent, each Base Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent, the rate of charge payable by that Base Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Base Reference Bank as being the average of the Fee Tariffs applicable to that Base Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Base Reference Bank.

8.	Each Lender shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

(a)	the jurisdiction of its Facility Office; and

(b)	any other information that the Agent may reasonably require for such purpose.

Each Lender shall promptly notify the Agent of any change to the information provided by it pursuant to this paragraph.

9.	The percentages of each Lender for the purpose of A and C above and the rates of charge of each Base Reference Bank for the purpose of E above shall be determined by the Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the Agent to the contrary, each Lender’s obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

10.	The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11.	The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Base Reference Bank pursuant to paragraphs 3, 7 and 8 above.

12.	Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

13.

The Agent may from time to time, after consultation with the Company and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of

England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

SCHEDULE 5

FORM OF TRANSFER CERTIFICATE2

To:	[ ] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below); and

[            ] as Security Trustee for itself and each of the other parties to the Intercreditor Agreement referred to below.

From:	[The Existing Lender] (the “Existing Lender”) and [The New Lender] (the “New Lender”)

Dated:

Interxion Holding N.V. – EUR 60,000,000 Facility Agreement

dated 1 February 2010 (as amended or as amended and restated

from time to time) (the “Facility Agreement”)

1.	We refer to the Facility Agreement and to the Intercreditor Agreement (as defined in the Facility Agreement). This agreement (the “Agreement”) shall take effect as a Transfer Certificate for the purpose of the Facility Agreement and as a Creditor/Agent Accession Undertaking for the purposes of the Intercreditor Agreement (and as defined in the Intercreditor Agreement). Terms defined in the Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2.	We refer to Clause 25.6 (Procedure for transfer) of the Facility Agreement:

(a)	The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender’s Commitment, rights and obligations referred to in the Schedule in accordance with Clause 25.6 (Procedure for transfer) of the Facility Agreement.

(b)	The proposed Transfer Date is [ ].

(c)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 33.2 (Addresses) of the Facility Agreement are set out in the Schedule.

3.	The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (c) of Clause 25.5 (Limitation of responsibility of Existing Lenders) of the Facility Agreement.

4.	The New Lender hereby confirms that it has received a copy of each of the Transaction Security Documents which are governed by German law and are pledges, is aware of their contents and hereby expressly consents to the declarations of the Security Trustee made on behalf of the New Lender as future pledgee in such Transaction Security Documents

5.	In consideration of the New Lender being accepted as a Revolving Lender for the purposes of the Intercreditor Agreement (and as defined therein), the New Lender confirms that, as from the Transfer Date, it intends to be party to the Intercreditor Agreement as a Revolving Lender and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a Revolving Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement.

[2]

The New Lender may, in the case of a transfer of rights by the Existing Lender under this Transfer Certificate, if it considers it necessary to make the transfer effective against third parties, arrange for it to be notified by way of signification to the French Guarantors in accordance with article 1690 of the French Code civil.

6.	The benefit of the Transaction Security shall be maintained in favour of the New Lender, without prejudice to the limitations set out in Clause 25.5 (Limitation of responsibility of Existing Lenders).

7.	This Agreement acts as an assignment of the Existing Lender’s rights as a Secured Party of any Transaction Security governed by Danish law which corresponds to the portion of the Existing Lender’s Commitments and participation in Loans under the Facility Agreement transferred pursuant to paragraph 2(a) above.

8.	In accordance with Clause 25.6(d) of the Facility Agreement, for the purposes of Article 1278 et seq. of the French Code Civil, it is agreed that the guarantees and security created by the Finance Documents shall be preserved for the benefit of the New Lender and each other Lender.

9.	[The New Lender expressly confirms that it [can/cannot] exempt (i) the Agent from the restrictions pursuant to section 181 of the German Civil Code (Bürgerliches Gesetzbuch) as provided for in paragraph (c) of Clause 27.1 (Appointment of the Agent) and (ii) the Security Trustee from the restrictions pursuant to section 181 of the German Civil Code (Bürgerliches Gesetzbuch) as provided for in paragraph (g) of Clause 16.4 (Appointment as agent and administrator to German Security Interests) of the Intercreditor Agreement.]

10.	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

11.	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

12.	This Agreement has been executed and delivered as a deed on the date stated at the beginning of this Agreement.

Note:	The execution of this Agreement may not transfer a proportionate share of the Existing Lender’s interest in the Transaction Security in all jurisdictions. It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to perfect a transfer of such a share in the Existing Lender’s Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]	[New Lender]

By:	By:

This Agreement is accepted by the Agent and the Transfer Date is confirmed as [            ].

[Agent]

By:

SCHEDULE 6

FORM OF ASSIGNMENT AGREEMENT

To:	[ ] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below); and

[            ] as Security Trustee for itself and each of the other parties to the Intercreditor Agreement referred to below.

From:	[The Existing Lender] (the “Existing Lender”) and [The New Lender] (the “New Lender”).

Dated:

Interxion Holding N.V. – EUR 60,000,000 Facility Agreement

dated 1 February 2010 (as amended or as amended and restated

from time to time) (the “Facility Agreement”)

1.	We refer to the Facility Agreement and to the Intercreditor Agreement (as defined in the Facility Agreement). This agreement (the “Agreement”) shall take effect as an Assignment Agreement for the purpose of the Facility Agreement and as a Creditor/Agent Accession Undertaking for the purposes of the Intercreditor Agreement (and as defined in the Intercreditor Agreement). Terms defined in the Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

We refer to Clause 25.7 (Procedure for assignment) of the Facilities Agreement.

(a)	The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Facilities Agreement, the other Finance Documents and in respect of the Transaction Security which correspond to that portion of the Existing Lender’s Commitments and participations in Loans under the Facilities Agreement as specified in the Schedule.

(b)	The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender’s Commitments and participations in Loans under the Facilities Agreement specified in the Schedule.

(c)	The New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.[3]

(d)	The proposed Transfer Date is [ ].

(i)	On the Transfer Date the New Lender becomes Party to the Finance Documents as a Lender; and

(ii)	Party to the Intercreditor Agreement as a Revolving Lender.

(e)	The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 33.2 (Addresses) are set out in the Schedule.

2.	The New Lender expressly acknowledges the limitations on the Existing Lender’s obligations set out in paragraph (c) of Clause 25.5 (Limitation of responsibility of Existing Lenders) of the Facilities Agreement.

[3]

If the Assignment Agreement is used in place of a Transfer Certificate in order to avoid a novation of rights/obligations for reasons relevant to a civil jurisdiction, local law advice should be sought to check the suitability of the Assignment Agreement due to the assumption of obligations contained in paragraph 2(c).

3.	(a)

In consideration of the New Lender being accepted as a Revolving Lender for the purposes of (and as defined in) the Intercreditor Agreement, the New Lender confirms that, as from the Transfer Date, it intends to be party to the Intercreditor Agreement as a Revolving Lender (as defined therein), and undertakes to perform all obligations expressed in the Intercreditor Agreement to be assumed by a Revolving Lender (as defined therein) and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as it if had been an original party to the Intercreditor Agreement.

(b)	This Agreement acts as notice to the Agent (on behalf of each Finance Party) and, upon delivery in accordance with Clause 25.8 (Copy of Transfer Certificate, Assignment Agreement or Increase Confirmation to the Obligors’ Agent), to the Obligors’ Agent (on behalf of each Obligor) of the assignment referred to in this Agreement.

4.	The New Lender hereby expressly consents to the declarations of the Security Trustee made on behalf and in the name of the New Lender as future pledgee or chargee in the Transaction Security Documents and the New Lender confirms that it is aware of the contents of such Transaction Security Documents. For the purposes of any accessory (akzessorisch) Security created under German law (an “Accessory Security”), the New Lender acknowledges that it will, from the Transfer Date and pro rata to its participation in the amounts secured by such Accessory Security, become a direct beneficiary of the relevant Accessory Security.

5.	The benefit of the Transaction Security shall be maintained in favour of the New Lender, without prejudice to the limitations set out in Clause 25.5 (Limitation of responsibility of Existing Lenders).

6.	Each of the Agent and Security Trustee acting for and on behalf of the New Lender under or in connection with the Finance Documents shall be released from the restrictions of section 181 of the German Civil Code (BGB) and from similar restrictions in other jurisdictions, i.e. restrictions of self-contracting and restrictions in representing several parties at the same time.

7.	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

8.	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

9.	This Agreement has been executed and delivered as a deed on the date stated at the beginning of this Agreement.

Note:	The execution of this Agreement may not transfer a proportionate share of the Existing Lender’s interest in the Transaction Security in all jurisdictions. It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to perfect a transfer of such a share in the Existing Lender’s Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

THE SCHEDULE

Commitment/rights and obligations to be transferred by assignment, release and accession

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Existing Lender]	[New Lender]

By:	By:

This Agreement is accepted as an Assignment Agreement for the purposes of the Facilities Agreement by the Agent, and as a Creditor/Representative Accession Undertaking for the purposes of the Intercreditor Agreement by the Security Trustee , and the Transfer Date is confirmed as [            ].

Signature of this Agreement by the Agent constitutes confirmation by the Agent of receipt of notice of the assignment referred to in this Agreement, which notice the Agent receives on behalf of each Finance Party.

[Agent]

By:

[Security Trustee]

By:

SCHEDULE 7

FORM OF ACCESSION LETTER

To:	[ ] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below); and

[    ] as Security Trustee for itself and each of the other parties to the Intercreditor Agreement referred to below.

From:	[Subsidiary] and Interxion Holding N.V.

Dated:

Dear Sirs

Interxion Holding N.V. – EUR 60,000,000 Facility Agreement

dated 1 February 2010 (as amended or as amended and restated

from time to time) (the “Facility Agreement”)

1.	We refer to the Facility Agreement and to the Intercreditor Agreement. This deed (the “Accession Letter”) shall take effect as an Accession Letter for the purposes of the Facility Agreement and as a Debtor Accession Deed for the purposes of the Intercreditor Agreement (and as defined in the Intercreditor Agreement). Terms defined in the Facility Agreement have the same meaning in paragraphs 1 to 3 of this Accession Letter unless given a different meaning in this Accession Letter.

2.	[[Subsidiary] agrees to become an Original Guarantor and to be bound by the terms of the Facility Agreement and the other Finance Documents (other than the Intercreditor Agreement) as an Original Guarantor pursuant to Clause 4.1 (Initial conditions precedent) of the Facility Agreement. [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction] and is a limited liability company and registered number [ ].]

[[Subsidiary] agrees to become an Additional [Borrower] / [Guarantor] and to be bound by the terms of the Facility Agreement and the other Finance Documents (other than the Intercreditor Agreement) as an Additional [Borrower] / [Guarantor] pursuant to [Clause 26.2 (Additional Borrowers)] / [Clause 26.4 (Additional Guarantors)] of the Facility Agreement. [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction] and is a limited liability company and registered number [            ].]

[insert guarantee limitation language as appropriate for jurisdiction of incorporation of [Original] / [Additional] Guarantor if not already included in the Facility Agreement].

3.	[Subsidiary’s] administrative details for the purposes of the Facility Agreement and the Intercreditor Agreement are as follows:

Address:

Fax No.:

Attention:

4.	[Subsidiary] (for the purposes of this paragraph 4, the “Acceding Debtor”) intends to [incur Liabilities under the following documents]/[give a guarantee, indemnity or other assurance against loss in respect of Liabilities under the following documents]:

[Insert details (date, parties and description) of relevant documents]

the “Relevant Documents”.

IT IS AGREED as follows:

(a)	Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Accession Letter, bear the same meaning when used in this paragraph 4.

(b)	The Acceding Debtor and the Security Trustee agree that the Security Trustee shall hold:

(i)	[any Security in respect of Liabilities created or expressed to be created pursuant to the Relevant Documents;

(ii)	all proceeds of that Security; and]

(iii)	all obligations expressed to be undertaken by the Acceding Debtor to pay amounts in respect of the Liabilities to the Security Trustee (in the Relevant Documents or otherwise) and secured by the Transaction Security together with all representations and warranties expressed to be given by the Acceding Debtor (in the Relevant Documents or otherwise) in favour of the Security Trustee,

[on trust for the Secured Parties] on the terms and conditions contained in the Intercreditor Agreement.

(c)	The Acceding Debtor confirms that it intends to be party to the Intercreditor Agreement as a Debtor, undertakes to perform all the obligations expressed to be assumed by a Debtor under the Intercreditor Agreement and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement.

(d)	[In consideration of the Acceding Debtor being accepted as an Intra-Group Lender for the purposes of the Intercreditor Agreement, the Acceding Debtor also confirms that it intends to be party to the Intercreditor Agreement as an Intra-Group Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by an Intra-Group Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement].

This Accession Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS ACCESSION LETTER has been signed on behalf of the Security Trustee (for the purposes of paragraph 4 above only) and signed on behalf of the Obligors’ Agent and executed as a deed by [Subsidiary] and is delivered on the date stated above.

[Subsidiary]

EXECUTED AS A DEED

[Subsidiary]

By:

in the presence of	Signature of Witness

Name of Witness

Address of Witness

Occupation of Witness

Interxion Holding N.V.

By:

[Security Trustee]

By:

SCHEDULE 8

FORM OF RESIGNATION LETTER

To:	[ ] as Agent

From:	[resigning Obligor] and Interxion Holding N.V.

Dated:

Dear Sirs

Interxion Holding N.V. – EUR 60,000,000 Facility Agreement

dated 1 February 2010 (as amended or as amended and restated

from time to time) (the “Agreement”)

1.	We refer to the Agreement. This is a Resignation Letter. Terms defined in the Agreement have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.

2.	Pursuant to [Clause 26.3 (Resignation of a Borrower)] / [Clause 26.5 (Resignation of a Guarantor)], we request that [resigning Obligor] be released from its obligations as a [Borrower] / [Guarantor] under the Agreement and the Finance Documents.

3.	We confirm that:

(a)	no Default is continuing or would result from the acceptance of this request; and

(b)	[ ],

4.	This Resignation Letter and any non-contractual obligations arising out of or in connection with it are governed by, and shall be construed in accordance with, English law.

Interxion Holding N.V.	[resigning Obligor]

By:	By:

SCHEDULE 9

FORM OF COMPLIANCE CERTIFICATE

To:	[ ] as Agent

From:	Interxion Holding N.V.

Dated:

Dear Sirs

Interxion Holding N.V. – EUR 60,000,000 Facility Agreement

dated 1 February 2010 (as amended or as amended and restated

from time to time) (the “Agreement”)

1.	We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.	We confirm that as at the date of this certificate, the Company is in compliance with the financial covenants set out in Clause 22.2 (Financial condition) of the Facility Agreement and the Schedule hereto attaches calculations confirming this.

3.	We confirm that Leverage is [ ]:1 and that, therefore, the Margin should be [ ]%.

4.	[Include in Compliance Certificate delivered with Annual Financial Statements] We confirm that as at the date of this certificate: (i) each of the following companies constitute Material Companies and Dormant Subsidiaries for the purposes of the Facility Agreement: [ ]; (ii) the following company is no longer a Dormant Subsidiary : [ ]; and (iii) that each Non-Material Subsidiary contributes less than 1% of the Adjusted EBITDA of the Group and less than 1% of the consolidated net assets of the Group.

We confirm that (i) the aggregate of earnings before interest, tax, depreciation and amortisation (calculated on the same basis as Adjusted EBITDA) of the Guarantors (excluding HQ) is at least equal to 85 per cent. of the consolidated Adjusted EBITDA of the Group (including HQ) and (ii) the aggregate net assets of the Guarantors (calculated on an unconsolidated basis and excluding all intra-Group items and investments in Subsidiaries of any member of the Group) is at least equal to 70 per cent. of consolidated net assets of the Group.

5.	We confirm that no Default is continuing. [If this statement cannot be made, the certificate should identify the Default that is continuing and the steps, if any, being taken to remedy it.]

Signed:
	Director of the Company	Director of the Company

[insert applicable certification language]

for and on behalf of [name of auditors of the Company]

SCHEDULE 10

LMA FORM OF CONFIDENTIALITY UNDERTAKING

To:	[insert name of Potential Lender]

Re:	Interxion Holding N.V. – EUR 60,000,000 Facility Agreement

dated 1 February 2010 (as amended or as amended and restated

from time to time) (the “Facilities”)

Company:	Interxion Holding N.V. (the “Company”)

Amount:

Agent:

Dear Sirs,

We understand that you are considering participating in the Facilities. In consideration of us agreeing to make available to you certain information, by your signature of a copy of this letter you agree as follows:

1.	Confidentiality Undertaking

You undertake:

(a)	to keep the Confidential Information confidential and not to disclose it to anyone except as provided for by paragraph 2 below and to ensure that the Confidential Information is protected with security measures and a degree of care that is at least the same as that which would apply to your own similar confidential information;

(b)	to keep confidential and not disclose to anyone except as provided for by paragraph 2 below the fact that the Confidential Information has been made available or that discussions or negotiations are taking place or have taken place between us in connection with the Facilities;

(c)	to use the Confidential Information only for the Permitted Purpose; and

(d)	to use all reasonable endeavours to ensure that any person to whom you pass any Confidential Information (unless disclosed under paragraph 2(b) below) acknowledges and complies with the provisions of this letter as if that person were also a party to it.

2.	Permitted Disclosure

We agree that you may disclose Confidential Information and those matters referred to in paragraph 1(b) above:

(a)	to members of the Participant Group and their officers, directors, employees, professional advisers and auditors to the extent necessary for the Permitted Purpose and to any auditors of members of the Participant Group if any person to whom the Confidential Information is to be given pursuant to this paragraph 2(a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information, except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)

(i) where requested or required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body, (ii) where required by the rules of any stock exchange on which the shares or other securities of any member of the Participant

Group are listed or (iii) where required by the laws or regulations of any country with jurisdiction over the affairs of any member of the Participant Group provided that, prior to any disclosures under any of the preceding clauses you shall give, if legally permitted, advance written notice to us so that we may determine whether to seek to void such required disclosure or take any other remedy;

(c)	notwithstanding paragraphs 2(a) and 2(b) above, Confidential Information to such persons to whom, and on the same terms as, a Finance Party is permitted to disclose Confidential Information under the Agreement, as if such permissions were set out in full in this letter and as if references in those permissions to Finance Party were references to you; or

(d)	with the prior written consent of us and the Company.

3.	Notification of Required or Unauthorised Disclosure

You agree (to the extent permitted by law and except where disclosure is to be made to any competent supervisory or regulatory body during the ordinary course of its supervisory or regulatory function over you) to inform us of the full circumstances of any disclosure under paragraph 2(b) or upon becoming aware that Confidential Information has been disclosed in breach of this letter.

4.	Return of Copies

If we so request in writing, you shall return all Confidential Information supplied to you by us and destroy or permanently erase (to the extent technically practicable) all copies of Confidential Information made by you and use all reasonable endeavours to ensure that anyone to whom you have supplied any Confidential Information destroys or permanently erases (to the extent technically practicable) such Confidential Information and any copies made by them, in each case save to the extent that you or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under paragraph 2(b) above.

5.	Continuing Obligations

The obligations in this letter are continuing and, in particular, shall survive the termination of any discussions or negotiations between you and us. Notwithstanding the previous sentence, the obligations in this letter shall cease on the earlier of (a) the date you become a party to or otherwise acquire (by assignment or otherwise) a direct interest in the Facilities or (b) twelve months after you have returned all Confidential Information supplied to you by us and destroyed or permanently erased (to the extent technically practicable) all copies of Confidential Information made by you (other than any such Confidential Information or copies which have been disclosed under paragraph 2 above (other than sub-paragraph 2(a)) or which, pursuant to paragraph 4 above, are not required to be returned or destroyed) or (c) twelve months after the date of this letter.

6.	No Representation; Consequences of Breach, etc

You acknowledge and agree that:

(a)	neither we nor any of our officers, employees or advisers (each a “Relevant Person”) (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by us or any member of the Group or the assumptions on which it is based or (ii) shall be under any obligation to update or correct any inaccuracy in the Confidential Information or any other information supplied by us or any member of the Group or be otherwise liable to you or any other person in respect to the Confidential Information or any such information; and

(b)	we or members of the Group may be irreparably harmed by the breach of the terms of this letter and damages may not be an adequate remedy; each Relevant Person or member of the Group may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by you.

7.	Entire Agreement; No Waiver; Amendments, etc

7.1	This letter constitutes the entire agreement between us in relation to your obligations regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

7.2	No failure or delay in exercising any right or remedy under this letter will operate as a waiver thereof nor will any single or partial exercise of any right or remedy preclude any further exercise thereof or the exercise of any other right or remedy under this letter.

7.3	The terms of this letter and your obligations under this letter may only be amended or modified by written agreement between us.

8.	Inside Information

You acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and you undertake not to use any Confidential Information for any unlawful purpose.

9.	Nature of Undertakings

The undertakings given by you under this letter are given to us and (without implying any fiduciary obligations on our part) are also given for the benefit of the Company and each other member of the Group.

10.	Third party rights

(a)	Subject to this paragraph 10 and to paragraphs 6 and 9, a person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or to enjoy the benefit of any terms of this letter.

(b)	The Relevant Persons and each member of the Group may enjoy the benefit of the terms of paragraphs 6 and 9 subject to and in accordance with this paragraph 10 and the provisions of the Third Parties Act.

(c)	Notwithstanding any provisions of this letter, the parties to this letter do not require the consent of any Relevant Person or any member of the Group to rescind or vary this letter at any time.

11.	Governing Law and Jurisdiction

(a)	This letter and the agreement constituted by your acknowledgement of its terms (the “Letter”) and any non-contractual obligations arising out of or in connection with it (including any non-contractual obligations arising out of the negotiation of the transaction contemplated by this Letter) are governed by English law.

(b)	The courts of England have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Letter (including a dispute relating to any non-contractual obligation arising out of or in connection with either this Letter or the negotiation of the transaction contemplated by this Letter).

12.	Definitions

In this letter (including the acknowledgement set out below):

“Confidential Information” means any information relating to the Company, the Group, and the Facilities provided to you by us or any of our affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that (a) is or becomes public knowledge other than as a direct or indirect result of any breach of this letter or (b) is known by you before the date the information is disclosed to you by us or any of our affiliates or advisers or is lawfully obtained by you after that date, other than from a source which is connected with the Group and which, in either case, as far as you are aware, has not been obtained in violation of, and is not otherwise subject to, any obligation of confidentiality.

“Group” means the Company, each of its subsidiaries and group companies, each company of which the Company is a subsidiary and each of such company’s subsidiaries and group companies (as such terms are defined in sections 2:24a and 24b of the Dutch Civil Code (Burgerlijk Wetboek).

“Participant Group” means you, each of your holding companies and group companies, each company of which you are a subsidiary and each of such company’s subsidiaries and group companies (as such terms are defined in sections 2:24a and 24b of the Dutch Civil Code (Burgerlijk Wetboek).

“Permitted Purpose” means considering and evaluating whether to enter into the Facilities.

Please acknowledge your agreement to the above by signing and returning the enclosed copy.

Yours faithfully

For and on behalf of [Bank]

To:	[Bank]

Interxion Holding N.V.

We acknowledge and agree to the above:

For and on behalf of [Potential Lender]

SCHEDULE 11

TIMETABLES

	Loans in Euro	Loans in sterling	Loans in other currencies
Approval as an Optional Currency, if required (Clause 4.3 (Conditions relating to Optional Currencies))

Agent notifies the Obligors’ Agent if a currency is approved as an Optional Currency in accordance with Clause 4.3 (Conditions relating to Optional Currencies)	-	-	U-4

Delivery of a duly completed Utilisation Request (Clause 5.1 (Delivery of a Utilisation Request))	U-3 11:00 a.m.	U-1 11:00 a.m.	U-3 11:00 a.m.

Agent determines (in relation to a Utilisation) the Base Currency Amount of the Loan, if required under Clause 5.4 (Lenders’ participation)	U-3 Noon	U-1 Noon	U-3 Noon

Agent notifies the Lenders of the Loan in accordance with Clause 5.4 (Lenders’ participation)	U-3 3:00 p.m.	U-1 3:00 p.m.	U-2 3:00 p.m.

Agent receives a notification from a Lender under Clause 6.2 (Unavailability of a currency)	Quotation day 9:30 a.m.	- 9:30 a.m.	Quotation Day 9:30 a.m.

Agent gives notice in accordance with Clause 6.2 (Unavailability of a currency)	Quotation day 5:30 p.m.	-	Quotation Day 5:30 p.m.

LIBOR or EURIBOR is fixed	Quotation Day as of 11:00 a.m. (London time) in respect of LIBOR and as of 11:00 a.m. (Brussels time) in respect of EURIBOR	Quotation Day as of 11:00 a.m.	Quotation Day as of 11:00 a.m.

“U” =          date of utilisation

“U - X” =    X Business Days prior to date of utilisation

SCHEDULE 12

INITIAL TRANSACTION SECURITY DOCUMENTS

1.	Transaction Security Documents

(a)	The following share security:

(i)	a share pledge agreement in relation to the shares in Interxion HeadQuarters B.V. made between Interxion Holding N.V. as pledgor and the Security Trustee;

(ii)	a share pledge agreement in relation to the shares in Interxion Nederland B.V. made between Interxion Holding N.V. as pledgor and the Security Trustee;

(iii)	a share pledge agreement in relation to the shares in Interxion France S.A.S. made between Interxion Holding N.V. as pledgor and the Security Trustee;

(iv)	a share pledge agreement in relation to the shares in Interxion Deutschland GmbH made between Interxion Holding N.V. as pledgor and the Security Trustee;

(v)	a notarised deed of share pledge agreement in relation to the shares in Interxion España S.A. made between Interxion Holding N.V. as pledgor and the Security Trustee and the Lenders;

(vi)	a share pledge agreement in relation to the shares in Interxion Carrier Hotel Limited made between Interxion Holding N.V. as pledgor and the Security Trustee;

(vii)	a share pledge agreement in relation to the shares in Interxion Belgium N.V. made between Interxion Holding N.V. as pledgor and the Security Trustee;

(viii)	a share charge agreement in relation to the shares in Interxion Ireland Limited made between Interxion Holding N.V. as chargor and the Security Trustee; and

(ix)	a share pledge agreement in relation to the shares in Interxion Danmark ApS made between Interxion Holding N.V. as pledgor, the secured parties listed therein and the Security Trustee.

(b)	Security granted to the Security Trustee (and in relation to a Danish Guarantor, the secured parties listed in the relevant Transaction Security Document) by the Company and each other Guarantor over its rights in respect of any inter-company loan receivables owed to it by any member of the Group.

(c)	Security granted to the Security Trustee (and in relation to a Danish Guarantor, the secured parties listed in the relevant Transaction Security Document) by the Company and each other Guarantor over all its banks accounts other than any bank account that is a blocked account with a bank that has provided a guarantee or other assurance against loss on behalf of an Obligor in respect of rental lease or supplier payments including those bank accounts listed in Schedule 16 (Continuing Security).

2.	Where applicable in the relevant jurisdiction, the original share certificates in respect of each of the companies listed at paragraphs (a)(i) to (ix) above whose shares are pledged pursuant to the Transaction Security Documents.

3.	A certificate delivered by the Sole Director of Interxion España S.L. certifying that the share pledge at paragraph (a)(v) above has been duly recorded in the registry book of shareholders (Libro Registro de Socios) of Interxion España S.L.

4.	In respect of the share pledge agreement listed at paragraph (a)(vi) above, a duly executed blank stock transfer form in respect of the shares of Interxion Carrier Hotel Limited.

5.	In respect of the share charge agreement listed at paragraph (a)(viii) above, a duly executed blank stock transfer form in respect of the shares of Interxion Ireland Limited.

SCHEDULE 13

FORM OF INCREASE CONFIRMATION

To:	[ ] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below);

[ ] as Security Trustee for itself and each of the other parties to the Intercreditor Agreement referred to below; and

[ ] and Interxion Holding N.V. as Obligors’ Agent, for and on behalf of each Obligor

From:	[the Increase Lender] (the “Increase Lender”)

Dated:

Interxion Holding N.V. – EUR 60,000,000 Facility Agreement

dated 1 February 2010 (as amended or as amended and restated

from time to time) (the “Facility Agreement”)

1.	We refer to the Facility Agreement and to the Intercreditor Agreement (as defined in the Facility Agreement). This agreement (the “Agreement”) shall take effect as an Increase Confirmation for the purpose of the Facility Agreement and as a Creditor/Agent Accession Undertaking for the purposes of the Intercreditor Agreement (and as defined in the Intercreditor Agreement). Terms defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2.	We refer to Clause 2.2 (Increase) of the Facility Agreement.

3.	The Increase Lender agrees to assume and will assume all of the obligations corresponding to the Commitment specified in the Schedule (the “Relevant Facility Commitment”) as if it was an Original Lender under the Facility Agreement.

4.	The proposed date on which the increase in relation to the Increase Lender and the Relevant Facility Commitment is to take effect (the “Increase Date”) is [ ].

5.	On the Increase Date, the Increase Lender becomes:

(a)	party to the relevant Finance Documents (other than the Intercreditor Agreement) as a Lender; and

(b)	party to the Intercreditor Agreement as a Revolving Lender.

6.	The Facility Office and address, fax number and attention details for notices to the Increase Lender for the purposes of Clause 33.2 (Addresses) are set out in the Schedule.

7.	The Increase Lender expressly acknowledges the limitations on the Lenders’ obligations referred to in paragraph (f) of Clause 2.2 (Increase).

8.	In consideration of the Increase Lender being accepted as a Revolving Lender for the purposes of the Intercreditor Agreement (and as defined in the Intercreditor Agreement), the Increase Lender confirms that, as from the Increase Date, it intends to be party to the Intercreditor Agreement as a Revolving Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a Revolving Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

9.	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

10.	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

11.	This Agreement has been executed and delivered as a deed on the date stated at the beginning of this Agreement.

Note:	The execution of this Increase Confirmation may not be sufficient for the Increase Lender to obtain the benefit of the Transaction Security in all jurisdictions. It is the responsibility of the Increase Lender to ascertain whether any other documents or other formalities are required to obtain the benefit of the Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

THE SCHEDULE

Relevant Facility Commitment/rights and obligations to be assumed by the Increase Lender

[insert relevant details]

[Facility office address, fax number and attention details for notices and account details for payments]

[Increase Lender]

By:

This Agreement is accepted as an Increase Confirmation for the purposes of the Facility Agreement by the Agent, and as a Creditor/Agent Accession Undertaking for the purposes of the Intercreditor Agreement by the Security Trustee and the Increase Date is confirmed as [    ].

Agent

By:

Security Trustee

By:

SCHEDULE 14

ALTERNATIVE REFERENCE BANKS

Part 1 Alternative Reference Banks in relation to Loans in currencies other than Euro

Barclays Bank PLC

Citibank N.A., London Branch

Bank of America, N.A. (London Branch)

ABN AMRO Bank N.V. (legal successor of Fortis Bank (Nederland) N.V.) Bank (Nederland) N.V.

Part 2

Alternative Reference Banks in relation to Loans in Euro

Barclays Bank PLC

Citibank N.A., London Branch

Bank of America, N.A. (London Branch)

ABN AMRO Bank N.V. (legal successor of Fortis Bank (Nederland) N.V.) Bank (Nederland) N.V.

SCHEDULE 15

CONTINUING FINANCING AGREEMENTS

Part 1

Financial Indebtedness

Country	Type	Fund provider	Use of funds	Date of facility
Denmark
	Supplier	Codorus	Chiller	18/04/2006
	Lease	Nordania	Generator	19/02/2007
	Lease	Nordania	UPS	19/02/2007
	Lease	Nordania	Chiller	09/07/2007

Austria
	Bank	ERSTE Bank	CAPEX	12/12/2005
	Lease	S Leasing	CAPEX	12/07/2006

France

	Lease	AMGE	Generator	05/05/2006
	Lease	AMGE	2x Generator	05/07/2005

Germany
	Supplier	MJS	Chiller FRA 4	28/02/2007
	Supplier	MJS	Chiller FRA 3	09/03/2007
	Supplier	MJS	Chiller FRA 3
	Landlord	DIFA	CAPEX	23/11/2004

Switzerland
	Landlord	Alpine Finanz	Loan	16/03/2009

Part 2

Guarantees

Country	Beneficiary	Use of funds
Switzerland	Landlord	Rental guarantee

Switzerland	Landlord	Loan guarantee

Denmark	Landlord	Rental guarantee

Denmark	Supplier	CAPEX

Germany	Landlord	Rental guarantee

Germany	Landlord	Rental guarantee

Netherlands	Landlord	Rental guarantee

Netherlands	Landlord	Rental guarantee

Belgium	Landlord	Rental guarantee

Austria	Landlord	Rental guarantee

Spain	Tax office	Guarantee for licence fee

Spain	Customer	Guarantee to customer

SCHEDULE 16

CONTINUING SECURITY

Country	Type	Reason	Designation (a/c no.)
Denmark	Pledge on related equipment	Loan

Austria	Pledge on related equipment	Loan

Germany	Pledge on related equipment	Loan

Germany	Pledge on related equipment	Loan

Switzerland	Blocked cash at bank account	Rent	RBS/AAMRO (572228856)

Switzerland	Blocked cash at bank account	Loan	Fortis NL (243495064)

Denmark	Blocked cash at bank account	Rent	RBS/AAMRO (572234163)

Multiple	Blocked cash at bank account	Rent	RBS/AAMRO (573829012)

Germany	Blocked cash at bank account	Rent	Frankfurter Sparkasse (1245328903)

Netherlands	Blocked cash at bank account	Rent	Fortis NL (243096429)

Netherlands	Blocked cash at bank account	Customers	Fortis NL (0243154771)

Spain	Blocked cash at bank account	Tax/Legal	La Caixa (03000031820)

Spain	Blocked cash at bank account	Customer	La Caixa (3000082640 + 50000006301)

SCHEDULE 17

DORMANT SUBSIDIARIES

Name of Company	Jurisdiction of Incorporation	Registration number (or equivalent, if any)
Interxion Telecom Ltd	United Kingdom	03721595

Interxion Europe Ltd	United Kingdom	04157840

Interxion BV	Netherlands	34153400

Interxion Consultancy Services BV	Netherlands	34136516

Interxion Trading BV	Netherlands	33303298

Interxion Telecom BV	Netherlands	33303297

InterXion Trademarks B.V.	Netherlands	34160089

Each of the companies identified in the table above is a 100% wholly owned Subsidiary of the Company other than Interxion Telecom BV, which is 99% owned by the Company and 1% owned by Interxion Telecom Srl.

SCHEDULE 18

NEW YORK LAW UNDERTAKINGS

Any capitalised terms used in this Schedule 18 that are not otherwise defined herein shall have the meaning given in Clause 1.1 (Definitions) of this Agreement in accordance with English law.

In this Schedule 18, a reference to a “Section” is a reference to a Section in this Schedule 18.

1.	Limitation on Debt

1.1	The Company shall not, and shall not permit any Restricted Subsidiary to, create, issue, incur, assume, guarantee or in any manner become directly or indirectly liable with respect to or otherwise become responsible for, contingently or otherwise, the payment of (individually and collectively, to “Incur” or, as appropriate, an “Incurrence”), any Debt (including any Acquired Debt); provided that the Company and any Guarantor shall be permitted to Incur Debt (including Acquired Debt) if:

(a)	after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, on a pro forma basis, no Default or Event of Default would occur or be continuing;

(b)	at the time of such Incurrence and after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, on a pro forma basis, the Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters for which financial statements are available immediately preceding the Incurrence of such Debt, taken as one period, would be greater than 2.00 to 1.00; and

(c)	if such Debt is Senior Debt, at the time of such Incurrence and after giving effect to the Incurrence of such Senior Debt and the application of the proceeds thereof, on a pro forma basis, the Consolidated Senior Leverage Ratio for the four full fiscal quarters for which financial statements are available immediately preceding the Incurrence of such Senior Debt, taken as one period, would be less than 4.00 to 1.00.

1.2	This Section 1 (Limitation on Debt) shall not, however, prohibit the following (collectively, “Permitted Debt”):

(a)	the Incurrence by the Company or any Restricted Subsidiary of Debt under Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed an amount equal to (i) the Total Commitments, minus (ii) the amount of any permanent repayments or permanent prepayments of such Debt with, in each case, the proceeds of Asset Sales made in accordance with Section 4 (Limitation on Asset Sales) plus (iii) in the case of any refinancing of any Debt permitted under this paragraph (a), the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing;

(b)	the Incurrence by the Company of Debt pursuant to the Notes (other than Additional Notes) and the Incurrence of Debt by the Guarantors pursuant to the Note Guarantees (other than guarantees of Additional Notes);

(c)	any Debt of the Company or any Restricted Subsidiary (other than Debt described in another paragraph of this Section 1.2) outstanding on the Issue Date;

(d)	the Incurrence by the Company or any Restricted Subsidiary of intercompany Debt between the Company and any Restricted Subsidiary or between or among Restricted Subsidiaries; provided that:

(i)	if the Company or a Guarantor is the obligor on any such Debt and the lender of such Debt is not the Company or a Guarantor, it is unsecured and expressly subordinated in right of payment to the prior payment in full in cash (whether upon Stated Maturity, acceleration or otherwise) and the performance in full of its obligations under this Agreement; and

(ii)	(x) any disposition, pledge or transfer of any such Debt to any Person (other than a disposition, pledge or transfer to the Company or a Restricted Subsidiary) and (y) any transaction pursuant to which any Restricted Subsidiary that has Debt owing from the Company or another Restricted Subsidiary ceases to be a Restricted Subsidiary, will, in each case, be deemed to be an Incurrence of such Debt not permitted by this paragraph (d);

(e)	guarantees of the Notes made in accordance with the provisions of Section 6 (Limitation on Guarantees of Debt by Restricted Subsidiaries);

(f)	the Incurrence by the Company or any Restricted Subsidiary of Debt represented by Capitalized Lease Obligations, mortgage financings, purchase money obligations or other Debt Incurred or assumed in connection with the acquisition, lease, rental or development and improvement of real or personal, movable or immovable, property or assets, in each case, Incurred for the purpose of financing or refinancing all or any part of the purchase price, lease expense or cost of construction or improvement of property plant or equipment used in the Company’s or any Restricted Subsidiary’s business (including any reasonable related fees or expenses Incurred in connection with such acquisition or development); provided that the principal amount of such Debt so Incurred when aggregated with other Debt previously Incurred in reliance on this paragraph (f) and still outstanding shall not in the aggregate exceed the greater of €15.0 million and 3% of Total Assets;

(g)	the Incurrence by the Company or any Restricted Subsidiary of Debt arising from agreements providing for guarantees, indemnities or obligations in respect of amounts or other purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock, other than guarantees or similar credit support given by the Company or any Restricted Subsidiary of Debt Incurred by any Person acquiring all or any portion of such assets for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Debt permitted pursuant to this paragraph (g) shall at no time exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value), actually received from the sale of such assets;

(h)	the Incurrence by the Company or any Restricted Subsidiary of Debt under Hedging Agreements entered into in the ordinary course of business and not for speculative purposes;

(i)	the Incurrence by the Company or any Restricted Subsidiary of Debt in respect of workers’ compensation and claims arising under similar legislation, or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

(j)	the Incurrence of Debt by the Company or any Restricted Subsidiary arising from (i) the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that such Debt is extinguished within 5 business days of Incurrence, (ii) bankers’ acceptances, performance, surety, judgment, appeal or similar bonds, instruments or obligations and (iii) completion guarantees provided or letters of credit obtained by the Company or any Restricted Subsidiary in the ordinary course of business;

(k)	the Incurrence by the Company or any Restricted Subsidiary of Permitted Refinancing Debt in exchange for or the Net Cash Proceeds of which are used to refund, replace or refinance Debt Incurred by it pursuant to, or described in, paragraphs 1.1, 1.2(b), (c), (k) and (t) of this Section 1, as the case may be;

(l)	customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(m)	Management Advances;

(n)	any customary cash management, cash pooling or netting or setting off arrangements in the ordinary course of business;

(o)	without limiting Section 6 (Limitation on Guarantees of Debt by Restricted Subsidiaries), the guarantee by the Company or any Restricted Subsidiary of Debt that was permitted to be incurred by another provision of this covenant; provided that if the Debt being guaranteed is subordinated to or pari passu with Debt incurred under this Agreement or is unsecured, then the guarantee shall be subordinated or pari passu or unsecured to the same extent as the Debt guaranteed;

(p)	without limiting Section 3 (Limitation on Liens), Debt arising by reason of any Lien granted by or applicable to such Person securing Debt of the Company or any Restricted Subsidiary so long as the Incurrence of such Debt is permitted under the terms of this Agreement;

(q)	Debt consisting of (i) the financing of insurance premiums, (ii) take or pay obligations contained in supply agreements or (iii) rental guarantees, in each case, in the ordinary course of business;

(r)	guarantees of the obligations of Qualified Joint Ventures at any time outstanding not exceeding the greater of €15.0 million and 3% of Total Assets in aggregate principal amount;

(s)	Acquired Debt; provided that, after giving pro forma effect to such acquisition, (i) the Company would have been able to incur €1.00 of additional Debt pursuant to paragraph 1.1 of this Section 1 or (ii) the Consolidated Fixed Charges Coverage Ratio for the most recent four full fiscal quarters for which financial statements are available would be no less than immediately prior to such acquisition and incurrence; and

(t)	the Incurrence of Debt by the Company or any Restricted Subsidiary (other than and in addition to Debt permitted under paragraphs 1.2(a) to (s) (inclusive) above) in an aggregate principal amount at any one time outstanding not to exceed €15.0 million.

1.3	For purposes of determining compliance with this Section 1, in the event that an item of Debt meets the criteria of more than one of the categories of Permitted Debt described in paragraphs (a) to (t) (inclusive) of paragraph 1.2 of this Section 1, or is entitled to be Incurred pursuant to paragraph 1.1 of this Section 1, the Company will be permitted to classify such item of Debt on the date of its Incurrence in any manner that complies with this Section 1. Debt under Credit Facilities outstanding on the date on which the Notes are first issued shall initially be deemed to have been Incurred on such date in reliance on the exception provided by paragraph 1.2(a) of this Section 1. In addition, any item of Debt initially classified as Incurred pursuant to one of the categories of Permitted Debt described in paragraphs 1.2(b) to (t) (inclusive) of this Section 1, or is entitled to be Incurred pursuant to paragraph 1.1 of this Section 1, may later be reclassified by the Company such that it shall be deemed as having been Incurred pursuant to such new paragraph or paragraph 1.1 of this Section 1 to the extent that such reclassified Debt could be Incurred pursuant to such new paragraph or paragraph 1.1 of this Section 1 at the time of such reclassification.

1.4

For purposes of determining compliance with any restriction on the Incurrence of Debt in Euros where Debt is denominated in a different currency, the amount of such Debt shall be the Euro Equivalent determined on the date of such determination; provided that if any such Debt denominated in a different currency is subject to a Currency Agreement (with respect to Euros) covering principal amounts payable on such Debt, the amount of such Debt expressed in Euros shall be adjusted to take into account the effect of such agreement. The principal amount of any Permitted Refinancing Debt Incurred in the same currency as the Debt being refinanced shall be the Euro Equivalent of the Debt being refinanced determined on the date such Debt being refinanced was initially Incurred. Notwithstanding any other provision of this Section 1, for purposes of determining compliance with this Section 1, increases in Debt solely due to fluctuations in the exchange rates of currencies shall not be deemed to exceed the maximum amount that the Company or a Restricted Subsidiary may Incur under this Section 1.

1.5	For purposes of determining any particular amount of Debt under this Section 1:

(a)	obligations in the form of letters of credit, guarantees or Liens, in each case supporting Debt otherwise included in the determination of such particular amount shall not be included;

(b)	any Liens granted pursuant to the equal and ratable provisions referred to in Section 3 (Limitation on Liens) shall not be treated as Debt; and

(c)	accrual of interest, accrual of dividends, the accretion or amortization of original issue discount or of accreted value, the obligation to pay commitment fees and the payment of interest or dividends in the form of additional Debt, shall not, in any case, be treated as Debt.

2.	Limitation on Restricted Payments

2.1	The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, take any of the following actions (each of which is a “Restricted Payment” and which are collectively referred to as “Restricted Payments”):

(a)	declare or pay any dividend on or make any distribution (whether made in cash, securities or other property) with respect to any of the Company’s or any Restricted Subsidiary’s Capital Stock (including, without limitation, any payment in connection with any merger, consolidation, amalgamation or other combination involving the Company or any Restricted Subsidiary) (other than to the Company or any Restricted Subsidiary) except for dividends or distributions payable solely in shares of the Company’s Qualified Capital Stock or in options, warrants or other rights to acquire such shares of Qualified Capital Stock;

(b)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger, consolidation, amalgamation or other combination), directly or indirectly, any shares of the Company’s Capital Stock or any Capital Stock of a Holding Company of the Company held by persons other than the Company or a Restricted Subsidiary or any options, warrants or other rights to acquire such shares of Capital Stock;

(c)	make any principal payment on, or repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or Stated Maturity, any Subordinated Debt (other than intercompany Debt between the Company and any Restricted Subsidiary or among Restricted Subsidiaries); or

(d)	make any Investment (other than any Permitted Investment) in any Person.

If any Restricted Payment described above is not made in cash, the amount of the proposed Restricted Payment shall be the Fair Market Value of the asset to be transferred as at the date of transfer.

2.2	Notwithstanding paragraph 2.1 of this Section 2 above, the Company or any Restricted Subsidiary may make a Restricted Payment if, at the time of and after giving pro forma effect to such proposed Restricted Payment:

(a)	no Default or Event of Default has occurred and is continuing;

(b)	the Company could Incur at least €1.00 of additional Debt pursuant to the ratio set forth in paragraph 1.1 of Section 1 (Limitation on Debt); and

(c)	the aggregate amount of all Restricted Payments declared or made after the Issue Date, and after giving effect to any reductions required by paragraph 2.4 of this Section 2 below, does not exceed the sum of:

(i)	50% of aggregate Consolidated Net Income on a cumulative basis during the period beginning on the first day of the fiscal quarter in which the Notes are issued and ending on the last day of the Company’s last fiscal quarter ending prior to the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a negative number, minus 100% of such negative amount); plus

(ii)	the aggregate Net Cash Proceeds received by the Company after the Issue Date as equity capital contributions or from the issuance or sale (other than to any Subsidiary) of shares of the Company’s Qualified Capital Stock (including upon the exercise of options, warrants or rights) or warrants, options or rights to purchase shares of the Company’s Qualified Capital Stock (except, in each case to the extent such proceeds are used to purchase, redeem or otherwise retire Capital Stock or Subordinated Debt as set forth in paragraph 2.3(d) or (e) of this Section 2 below) (excluding the Net Cash Proceeds from the issuance of the Company’s Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid); plus

(iii)	(x) the amount by which the Company’s Debt or Debt of any Restricted Subsidiary is reduced on the Company’s consolidated balance sheet after the Issue Date upon the conversion or exchange (other than by a Subsidiary) of such Debt into the Company’s Qualified Capital Stock and (y) the aggregate Net Cash Proceeds received after the Issue Date by the Company from the issuance or sale (other than to any Subsidiary) of Redeemable Capital Stock that has been converted into or exchanged for the Company’s Qualified Capital Stock, to the extent such Redeemable Capital Stock was originally sold for cash or Cash Equivalents, together with, in the case of both (x) and (y), the aggregate Net Cash Proceeds received by the Company at the time of such conversion or exchange (excluding the Net Cash Proceeds from the issuance of the Company’s Qualified Capital Stock financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary until and to the extent such borrowing is repaid); plus

(iv)	(x) repurchases, redemptions or other acquisitions or retirements of any such restricted Investment, proceeds realized upon the sale or other disposition to a Person other than the Company or a Restricted Subsidiary of any such Restricted Investment, repayments of loans or advances or other transfers of assets (including by way of dividend, distribution, interest payments or returns of capital) to the Company or any Restricted Subsidiary, less the cost of the disposition of such Investment and net of taxes, (y) if such Investment constituted a guarantee, an amount equal to the amount of such guarantee upon the full and unconditional release of such guarantee and (z) in the case of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary (as long as the designation of such Subsidiary as an Unrestricted Subsidiary was deemed a Restricted Payment), the Fair Market Value of the Company’s interest in such Subsidiary; plus

(v)	in the event that the Company or any Restricted Subsidiary makes any Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary, an amount equal to the Fair Market Value of Company’s or such Restricted Subsidiary’s existing interest in such Person that was previously treated as a Restricted Payment.

2.3	Notwithstanding paragraphs 2.1 and 2.2 of this Section 2 above, the Company and any Restricted Subsidiary may take the following actions so long as (with respect to paragraphs (e), (f), and (m) below) no Default or Event of Default has occurred and is continuing:

(a)	the payment of any dividend within 60 days after the date of its declaration if at such date of its declaration such payment would have been permitted by the provisions of this Section 2;

(b)	cash payments in lieu of issuing fractional shares pursuant to the exchange or conversion of any exchangeable or convertible securities;

(c)	the repurchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any Restricted Subsidiary of the Company held by any employee benefit plan of the Company or any of its Restricted Subsidiaries, any current or former officer, director, consultant, or employee of the Company or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Capital Stock may not exceed €2.0 million in any twelve-month period;

(d)	the repurchase, redemption or other acquisition or retirement for value of any shares of the Company’s Capital Stock or options, warrants or other rights to acquire such Capital Stock in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the Net Cash Proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of the Company’s Qualified Capital Stock or options, warrants or other rights to acquire such Capital Stock;

(e)	the prepayment, repayment, purchase, repurchase, redemption, defeasance or other acquisition or retirement for value or payment of principal of any Subordinated Debt in exchange for, or out of the Net Cash Proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of the Company’s Qualified Capital Stock;

(f)	the prepayment, repayment, purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Debt (other than Redeemable Capital Stock) in exchange for, or out of the Net Cash Proceeds of a substantially concurrent Incurrence (other than to a Subsidiary) of, Permitted Refinancing Debt;

(g)	the declaration or payment of any dividend to all holders of Capital Stock of a Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of greater value than the Company or such Restricted Subsidiary would receive on a pro rata basis;

(h)	the repurchase of Capital Stock deemed to occur upon the exercise of stock options with respect to which payment of the cash exercise price has been forgiven if the cumulative aggregate value of such deemed repurchases does not exceed the cumulative aggregate amount of the exercise price of such options received;

(i)	the declaration and payment of dividends to holders of any class or series of Redeemable Capital Stock issued in accordance with Section 1 (Limitation on Debt);

(j)	the purchase, repurchase, redemption, retirement or other acquisition for value of Capital Stock deemed to occur upon the exercise of stock options, warrants or other securities, if such Capital Stock represents a portion of the exercise price of such options, warrants or other securities;

(k)	(subject to compliance with paragraph (b) of Clause 9.2 (Change of control or sale of assets) of this Agreement) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Debt of the Company or any of its Restricted Subsidiaries pursuant to section 4.09 of the Indenture as in effect on the Effective Date; provided that all Notes validly tendered in connection with a Change of Control Offer (under and as defined in the Indenture) have been repurchased, redeemed or acquired for value;

(l)	(subject to Clause 23.29 (Note Purchase Condition) of this Agreement) the purchase, repurchase, redemption, acquisition or retirement of Subordinated Debt of the Company or any Restricted Subsidiary with any Excess Proceeds remaining after consummation of an Excess Proceeds Offer under and as defined in section 4.07 of the Indenture as in effect at the Effective Date; and

(m)	any other Restricted Payment; provided that the total aggregate amount of Restricted Payments made under this paragraph 2.3(m) does not exceed €15.0 million.

2.4	The actions described in paragraphs (a), (c), (g), and (m) of paragraph 2.3 of this Section 2 above are Restricted Payments that shall be permitted to be made in accordance with paragraph 2.3 of this Section 2 but that shall reduce the amount that would otherwise be available for Restricted Payments under paragraph 2.2(c) of this Section 2 above.

3.	Limitation on Liens

3.1	The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind or assign or otherwise convey any right to receive any income, profits or proceeds on or with respect to any of the Company’s or any Restricted Subsidiary’s property or assets, including any shares or stock or Debt of any Restricted Subsidiary, whether owned at or acquired after the Issue Date, or any income, profits or proceeds therefrom (except for Permitted Liens and Permitted Collateral Liens) unless:

(a)	in the case of any Lien securing Subordinated Debt, all present and future liabilities and obligations of the Company and each Guarantor under and in respect of this Agreement are directly secured by a Lien on such property, assets or proceeds that is senior in priority to the Lien securing the Subordinated Debt until such time as the Subordinated Debt is no longer secured by a Lien; and

(b)	in the case of any other Lien, all present and future liabilities and obligations of the Company and each Guarantor under and in respect of this Agreement are equally and ratably secured with the obligation or liability secured by such Lien.

4.	Limitation on Asset Sales

4.1	The Company shall not, and shall not permit any Restricted Subsidiary to, consummate any Asset Sale unless:

(a)	the consideration the Company or such Restricted Subsidiary receives for such Asset Sale is not less than the Fair Market Value of the assets sold (as determined by the Company’s Board of Directors);

(b)	at least 75% of the consideration the Company or such Restricted Subsidiary receives in respect of such Asset Sale consists of:

(i)	cash (including any Net Cash Proceeds received from the conversion to cash within 90 days of such Asset Sale of securities, notes or other obligations received in consideration of such Asset Sale);

(ii)	Cash Equivalents (including any Net Cash Proceeds received from the conversion to cash within 90 days of such Asset Sale of securities, notes or other obligations received in consideration of such Asset Sale);

(iii)	the assumption by the purchaser of (x) the Company’s Debt or Debt of any Restricted Subsidiary (other than Subordinated Debt) as a result of which neither the Company nor any of the Restricted Subsidiaries remains obliged in respect of such Debt or (y) Debt of a Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Sale, if the Company and each other Restricted Subsidiary is released from any guarantee of such Debt as a result of such Asset Sale;

(iv)	Replacement Assets;

(v)	any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale; provided that the aggregate Fair Market Value of such Designated Non-cash Consideration, taken together with the Fair Market Value at the time of receipt of all other Designated Non-cash Consideration received pursuant to this paragraph (v), less the amount of Net Cash Proceeds previously realised in cash from prior Designated Non-cash Consideration does not exceed (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value) €10.0 million; or

(vi)	a combination of the consideration specified in paragraphs (i) to (v) (inclusive); and

(c)	the Company delivers an Officers’ Certificate to the Agent certifying that such Asset Sale complies with the provisions described in the foregoing paragraphs (a) and (b) of this Section 4.

4.2	If the Company or any Restricted Subsidiary consummates an Asset Sale, the Net Cash Proceeds of the Asset Sale, within 365 days of the consummation of such Asset Sale (or the Company or any such Restricted Subsidiary may enter into a binding commitment to so use; provided that such Net Cash Proceeds are so used within 180 days after the expiration of the aforementioned 365 day period), may be used by the Company or such Restricted Subsidiary to:

(a)	subject to Clause 23.29 (Note Purchase Condition) of this Agreement, permanently repay or prepay any outstanding Debt of the Company or any Restricted Subsidiary (and to permanently reduce the corresponding commitment by an equal amount) owing to a Person other than the Company or a Restricted Subsidiary, as applicable;

(b)	to make a capital expenditure or to invest in any Replacement Assets; or

(c)	any combination of the foregoing.

The amount of such Net Cash Proceeds not so used constitutes “Excess Proceeds”.

Pending the final application of any such Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by the terms of this Agreement.

4.3	Subject to Clause 23.29 (Note Purchase Condtion) of this Agreement, the Company shall apply the aggregate amount of Excess Proceeds exceeding €15.0 million in accordance with section 4.07 of the Indenture as in effect on the Effective Date.

5.	Limitation on Sale and Leaseback Transactions

5.1	The Company shall not, and shall not permit any Restricted Subsidiary to, enter into any sale and leaseback transaction with respect to any property or assets (whether now owned or hereafter acquired), unless:

(a)	Section 4 (Limitation on Asset Sales) is complied with, including the provisions concerning the application of Net Cash Proceeds (treating all of the net consideration received in such sale and leaseback transaction as Net Cash Proceeds for the purposes of such Section 4 (Limitation on Asset Sales));

(b)	the Company or such Restricted Subsidiary, as applicable, would be permitted to Incur Debt under Section 1 (Limitation on Debt) in the amount of the Attributable Debt Incurred in respect of such sale and leaseback transaction; and

(c)	the Company or such Restricted Subsidiary, as applicable, would be permitted to grant a Lien to secure Debt under Section 3 (Limitation on Liens) in the amount of the Attributable Debt in respect of such sale and leaseback transaction.

5.2	Notwithstanding the foregoing, nothing shall prevent the Company or any Restricted Subsidiary from engaging in a sale and leaseback transaction solely between the Company and any Restricted Subsidiary or solely between or among Restricted Subsidiaries.

6.	Limitation on Guarantees of Debt by Restricted Subsidiaries

6.1	The Company shall not permit any Restricted Subsidiary that is not a Guarantor, directly or indirectly, to guarantee, assume or in any other manner become liable for the payment of any Debt of the Company or any Guarantor (other than Debt under the Finance Documents and under the Notes), unless:

(a)	(i) such Restricted Subsidiary simultaneously satisfies the requirements of Clause 26.4 (Additional Guarantors) of this Agreement; and

(ii)	with respect to any guarantee of Subordinated Debt by such Restricted Subsidiary, any such guarantee shall be subordinated to such Restricted Subsidiary’s Guarantee under Clause 19 (Guarantee and Indemnity) of this Agreement at least to the same extent as such Subordinated Debt is subordinated to Debt under this Agreement; and

(b)	to the maximum extent permitted by law, such Restricted Subsidiary waives and shall not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee.

6.2	Paragraph 6.1 shall not be applicable to any guarantee of any Restricted Subsidiary:

(a)	guaranteeing Debt existing on the Issue Date;

(b)	that existed at the time such Person became a Restricted Subsidiary if the guarantee was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary; or

(c)	given to a bank or trust company incorporated in any member state of the European Union as of the date of this Agreement or any commercial banking institution (or any branch, Subsidiary or Affiliate thereof) in each case having combined capital and surplus and undivided profits of not less than €500 million, whose debt has a rating, at the time such guarantee was given, of at least A or the equivalent thereof by S&P and at least A2 or the equivalent thereof by Moody’s, in connection with the operation of cash management programs established for the Company’s benefit or that of any Restricted Subsidiary.

6.3	Notwithstanding the foregoing, any Guarantee created pursuant to paragraph 6.1 of this Section 6 above may be released and discharged if such release and discharge is made in compliance with Clause 26.3 (Resignation of a Borrower) or 26.5 (Resignation of a Guarantor) of this Agreement.

6.4	Notwithstanding the foregoing, the Company shall not be obligated to cause such Restricted Subsidiary to satisfy the requirements of Clause 26.4 (Additional Guarantors) of this Agreement to the extent such Guarantee would reasonably be expected to give rise to or result in:

(a)	any conflict with or violation of applicable law;

(b)	material risk of personal liability for the officers, directors, shareholders or partners of such Restricted Subsidiary; or

(c)	any cost, expense, liability or obligation (including with respect to any Taxes but excluding any reasonable guarantee or similar fee payable to the Company or any Restricted Subsidiary) other than reasonable expenses and other than reasonable governmental expenses incurred in connection with any governmental or regulatory filings required as a result of, or any measures pursuant to paragraph 6.1 undertaken in connection with, such Guarantee.

7.	Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries

7.1	The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

(a)	pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock or any other interest or participation in, or measured by, its profits;

(b)	pay any Debt owed to the Company or any other Restricted Subsidiary;

(c)	make loans or advances to the Company or any other Restricted Subsidiary; or

(d)	transfer any of its properties or assets to the Company or any other Restricted Subsidiary,

provided that (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (ii) the subordination of (including the application of any standstill requirements to) loans or advances made to the Company or any Restricted Subsidiary to other Debt Incurred by the Company or any Restricted Subsidiary shall not be deemed to constitute such an encumbrance or restriction.

7.2	The provisions of paragraph 7.1 above shall not apply to:

(a)	encumbrances and restrictions imposed by this Agreement, the Notes, the Indenture, the Note Guarantees, the Intercreditor Agreement and the Transaction Security Documents;

(b)	encumbrances or restrictions contained in any agreement in effect on the Issue Date (other than an agreement described in another paragraph of this paragraph 7.2);

(c)	with respect to restrictions or encumbrances referred to in paragraph 7.1(d) above of this Section 7, encumbrances and restrictions: (i) that restrict in a customary manner the subletting, assignment or transfer of any properties or assets that are subject to a lease, license, conveyance or other similar agreement to which the Company or any Restricted Subsidiary is a party; and (ii) contained in operating leases for real property and restricting only the transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

(d)	encumbrances or restrictions contained in any agreement or other instrument of a Person or relating to assets acquired by the Company or any Restricted Subsidiary in effect at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(e)	encumbrances or restrictions contained in contracts for sales of Capital Stock or assets permitted by Section 4 (Limitation on Asset Sales) with respect to the assets or Capital Stock to be sold pursuant to such contract or in customary merger or acquisition agreements (or any option to enter into such contract) for the purchase or acquisition of Capital Stock or assets or any of the Company’s Subsidiaries by another Person;

(f)	encumbrances or restrictions imposed by applicable law or regulation or by governmental licenses, concessions, franchises or permits;

(g)	encumbrances or restrictions on cash or other deposits or net worth imposed by customers under contracts entered into the ordinary course of business;

(h)	customary limitations on the distribution or disposition of assets or property of a Restricted Subsidiary in joint venture agreements entered into the ordinary course of business and in good faith; provided that such encumbrance or restriction is applicable only to such Restricted Subsidiary; provided further, that:

(i)	the encumbrance or restriction is not materially more disadvantageous to the Finance Parties than is customary in comparable agreements (as determined in good faith by the Company); and

(ii)	the Company determines in good faith that any such encumbrance or restriction shall not materially affect the ability of the Company or any Guarantor to make any payment under this Agreement;

(i)	in the case of paragraph 7.1(d) above of this Section 7, customary encumbrances or restrictions in connection with purchase money obligations, mortgage financings and Capitalized Lease Obligations for property acquired in the ordinary course of business;

(j)	any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements;

(k)	any encumbrance or restriction pursuant to an agreement or instrument effecting a refunding, replacement or refinancing of Debt Incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement or instrument referred to in paragraphs (a), (b), (c) or (e) of this paragraph 7.2 (an “Initial Agreement”) or contained in any amendment, supplement or other modification to an agreement referred to in paragraphs (a), (b), (c) or (e) of this paragraph 7.2; provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or instrument are no less favorable in any material respect to the Finance Parties taken as a whole than the encumbrances and restrictions contained in such agreements and instruments referred to in paragraphs (a), (b) or (d) of this paragraph 7.2 (as determined in good faith by the Company);

(l)

any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Debt permitted to be Incurred after the Issue Date pursuant to the provisions of Section 1 (Limitation on Debt): (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially less favorable to the Finance Parties than the encumbrances and restrictions contained in the Initial Agreements (as determined in good faith by the Company); or (ii) if such encumbrance or restriction is not materially more disadvantageous to the Finance Parties than is customary in comparable financings (as determined in good faith by the Company) and either: (x) the Company determines that such encumbrance or restriction shall not materially affect the Company’s ability to make any payment under this Agreement as and when it comes due; or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Debt;

(m)	any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in paragraphs (k) and (l) of this paragraph 7.2; provided that such amendments, modifications, restatements, renewals, extension, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company’s Board of Directors, no more restrictive (taken as a whole) with respect to such encumbrances or restrictions than those contained in the encumbrances or restrictions prior to such amendment, modification, restatement, renewal, extension, increase, supplement, refunding, replacement or refinancing; or

(n)	with respect to restrictions or encumbrances referred to in paragraph 7.1(d) above, encumbrances or restrictions existing by reason of any Lien permitted under Section 3 (Limitations on Liens).

8.	Designation of Unrestricted and Restricted Subsidiaries

8.1	The Company’s Board of Directors may designate any Subsidiary (including newly acquired or newly established Subsidiaries) to be an “Unrestricted Subsidiary” only if:

(a)	no Default has occurred and is continuing at the time of or after giving effect to such designation;

(b)	the Company would be permitted to make an Investment at the time of designation (assuming the effectiveness of such designation) pursuant to Section 2 (Limitation on Restricted Payments) in an amount equal to the greater of (i) the net book value of the Company’s interest in such Subsidiary calculated in accordance with IFRS or (ii) the Fair Market Value of the Company’s interest in such Subsidiary;

(c)	the Company would be permitted under this Agreement to Incur at least €1.00 of additional Debt pursuant to the ratio set forth in paragraph 1.1 of Section 1 (Limitation on Debt) at the time of such designation (assuming the effectiveness of such designation);

(d)	neither the Company nor any Restricted Subsidiary has a contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, with such Subsidiary unless the terms of such contract, arrangement, understanding or obligation are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company or of any Restricted Subsidiary;

(e)	such Subsidiary does not own any Capital Stock, Redeemable Capital Stock or Debt of, or own or hold any Lien on any property or assets of, or have any Investment in, the Company or any other Restricted Subsidiary;

(f)	such Subsidiary is not liable, directly or indirectly, with respect to any Debt, Lien or other obligation that, if in default, would result (with the passage of time or giving of notice or otherwise) in a default on any of the Company’s Debt or Debt of any Restricted Subsidiary; provided that an Unrestricted Subsidiary may provide a Guarantee under Clause 19 (Guarantee and Indemnity) of this Agreement and a Note Guarantee;

(g)	such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the businesses of the Company and its Subsidiaries; and

(h)	such Subsidiary is a Person with respect to which neither the Company nor any Restricted Subsidiary has any direct or indirect obligation to:

(i)	subscribe for additional Capital Stock of such Person; or

(ii)	maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.

8.2	In the event of any such designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment pursuant to Section 2 (Limitation on Restricted Payments) for all purposes of this Agreement in an amount equal to the greater of (i) the net book value of the Company’s interest in such Subsidiary calculated in accordance with IFRS or (ii) the Fair Market Value of the Company’s interest in such Subsidiary.

8.3	Neither the Company nor any Restricted Subsidiary shall at any time:

(a)	provide a guarantee of, or similar credit support to, any Debt of any Unrestricted Subsidiary (including of any undertaking, agreement or instrument evidencing such Debt); provided that the Company may pledge Capital Stock or Debt of any Unrestricted Subsidiary on a non-recourse basis as long as the pledgee has no claim whatsoever against the Company other than to obtain such pledged property, except to the extent permitted under Section 2 (Limitation on Restricted Payments);

(b)	be directly or indirectly liable for any Debt of any Unrestricted Subsidiary, except to the extent permitted under Section 2 (Limitation on Restricted Payments); or

(c)	be directly or indirectly liable for any other Debt that provides that the holder thereof may (upon giving notice, the lapse of time or both) declare a default thereof (or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity) upon the occurrence of a default with respect to any other Debt that is Debt of an Unrestricted Subsidiary (including any corresponding right to take enforcement action against such Unrestricted Subsidiary).

8.4	The Company’s Board of Directors may designate any Unrestricted Subsidiary as a Restricted Subsidiary:

(a)	if no Default or Event of Default has occurred and is continuing at the time of, or shall occur and be continuing after giving effect to, such designation; and

(b)	unless such designated Unrestricted Subsidiary shall not have any Debt outstanding (other than Debt that would be Permitted Debt), immediately before and after giving effect to such proposed designation, and after giving pro forma effect to the Incurrence of any such Debt of such designated Unrestricted Subsidiary as if such Debt was Incurred on the date of its designation as a Restricted Subsidiary, the Company could Incur at least €1.00 of additional Debt pursuant to the ratio set forth in paragraph 1.1 of Section 1 (Limitation on Debt).

8.5	Any such designation as an Unrestricted Subsidiary or Restricted Subsidiary by the Company’s Board of Directors shall be evidenced to the Agent by filing a resolution of the Company’s Board of Directors with the Agent giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions, and giving the effective date of such designation. Any such filing with the Agent must occur within 45 days after the end of the Company’s fiscal quarter in which such designation is made (or, in the case of a designation made during the last fiscal quarter of the Company’s fiscal year, within 90 days after the end of such fiscal year).

9.	Certain Definitions

“Acquired Debt” means Debt of a Person:

(a)	existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with any Restricted Subsidiary; or

(b)	assumed in connection with the acquisition of assets from any such Person,

provided that, in each case, such Debt was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be.

Acquired Debt will be deemed to be Incurred on the date the acquired Person becomes a Restricted Subsidiary (or is merged into or consolidated with any Restricted Subsidiary) or the date of the related acquisition of assets from any Person.

“Additional Notes” means any additional Notes that may be issued under the Indenture after the Issue Date.

“Adjusted EBITDA” means, for any period, the sum of the operating profit (or loss) of the Company and the Restricted Subsidiaries for such period as determined in accordance with IFRS:

(a)	plus depreciation, amortization and impairment of assets (less reversal of such impairment);

(b)	plus share-based payments and charge (less income) attributable to a defined benefit pension scheme other than the current service costs attributable to the scheme;

(c)	plus exceptional general and administrative costs and material losses (less gains) of unusual or non-recurring nature;

(d)	less exceptional income; and

(e)	plus share of the profits of any non-consolidated Person (other than the Company or a Restricted Subsidiary) to the extent received in cash by the Company or a Restricted Subsidiary and (less the share of the losses of such non-consolidated Person to the extent funded in cash by the Company or a Restricted Subsidiary).

“Affiliate” means, with respect to any specified Person:

(a)	any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person;

(b)	any other Person that owns, directly or indirectly, 10% or more of such specified Person’s Capital Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any Person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin; or

(c)	any other Person 10% or more of the Voting Stock of which is beneficially owned or held, directly or indirectly by such specified Person.

For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Sale” means any sale, issuance, conveyance, transfer, lease (other than operating leases) or other disposition (including, without limitation, by way of merger, consolidation, amalgamation or other combination or sale and leaseback transaction) (collectively, a “transfer”), directly or indirectly, in one or a series of related transactions, of:

(a)	any Capital Stock of any Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Subsidiary);

(b)	all or substantially all of the properties and assets of any division or line of business of the Company or any Restricted Subsidiary; or

(c)	any other of the Company’s or any Restricted Subsidiary’s properties or assets.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(i)	any single transaction or series of related transactions that involves assets or Capital Stock having a Fair Market Value of less than €1.0 million;

(ii)	any transfer or disposition of assets by the Company to any Restricted Subsidiary, or by any Restricted Subsidiary to the Company or any Restricted Subsidiary and otherwise in accordance with the terms of this Agreement;

(iii)	any transfer or disposition of obsolete or permanently retired equipment or facilities or other assets that are no longer useful in the conduct of the Company’s and any Restricted Subsidiary’s business;

(iv)	sales or dispositions of receivables in any factoring transaction in the ordinary course of business;

(v)	any transfer or disposition of assets that is governed by Clause 9.2 (Change of control or sale of assets) of this Agreement;

(vi)	for the purposes of Section 4 (Limitation on Asset Sales) only, the making of a Permitted Investment or a Restricted Payment permitted under Section 2 (Limitation on Restricted Payments);

(vii)	the sale, lease, sublease, assignment or other disposition of any real or personal property or any equipment, inventory or other assets in the ordinary course of business;

(viii)	an issuance of Capital Stock by a Restricted Subsidiary to the Company or to another Restricted Subsidiary that is otherwise made in accordance with the terms of this Agreement;

(ix)	any transfer, termination, unwinding or other disposition of Hedging Agreements in the ordinary course of business and not for speculative purposes;

(x)	sales of assets received by the Company or any Restricted Subsidiary upon the foreclosure on a Lien granted in favour of the Company or any Restricted Subsidiary or any other transfer of title with respect to any secured investment in default;

(xi)	any disposition in connection with a Permitted Lien;

(xii)	the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims, in the ordinary course of business;

(xiii)	a sale and leaseback transaction with respect to any assets within 90 days of the acquisition of such assets;

(xiv)	a disposition of cash or Cash Equivalents; or

(xv)	disposition of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements.

“Attributable Debt” means, with respect to any sale and leaseback transaction at the time of determination, the present value (discounted at the interest rate implicit in the lease determined in accordance with IFRS or, if not known, at the Company’s incremental borrowing rate) of the total obligations of the lessee of the property subject to such lease for rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended, or until the earliest date on which the lessee may terminate such lease without penalty or upon payment of penalty (in which case the rental payments shall include such penalty), after excluding from such rental payments all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges.

“Average Life” means, as at the date of determination with respect to any Debt, the quotient obtained by dividing:

(a)	the sum of the products of:

(i)	the numbers of years from the date of determination to the date or dates of each successive scheduled principal payment of such Debt; multiplied by

(ii)	the amount of each such principal payment;

by

(b)	the sum of all such principal payments.

“Board of Directors” means:

(a)	with respect to any corporation (which includes, for the avoidance of doubt, the Company), the board of directors or managers of the corporation (which, in the case of any corporation having both a supervisory board and an executive or management board, shall be the executive or management board) or any duly authorized committee thereof;

(b)	with respect to any partnership, the board of directors of the general partner of the partnership or any duly authorized committee thereof;

(c)	with respect to a limited liability company, the managing member or members (or analogous governing body) or any controlling committee of managing members thereof; and

(d)	with respect to any other Person, the board or any duly authorized committee thereof or committee of such Person serving a similar function.

“Capital Stock” means, with respect to any Person, any and all shares, interests, partnership interests (whether general or limited), participations, rights in or other equivalents (however designated) of such Person’s equity, any other interest or participation that confers the right to receive a share of the profits and losses, or distributions of assets of, such Person and any rights (other than debt securities convertible into or exchangeable for Capital Stock), warrants or options exchangeable for, or convertible into, such Capital Stock, whether now outstanding or issued after the Issue Date.

“Capitalized Lease Obligation” means, with respect to any Person, any obligation of such Person under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed), which obligation is required to be classified and accounted for as a capital lease obligation under IFRS, and, for purposes of the Indenture, the amount of such obligation at any date will be the capitalized amount thereof at such date, determined in accordance with IFRS and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means any of the following:

(a)	any evidence of Debt denominated in Euro, Sterling or US Dollars with a maturity of one year or less from the date of acquisition, issued or directly and fully guaranteed or insured by a member state (an “EU Member State”) of the European Union whose sole lawful currency on the Issue Date is the Euro, the government of the United Kingdom of Great Britain and Northern Ireland, the United States of America, any state thereof or the District of Columbia, or any agency or instrumentality thereof;

(b)	time deposit accounts, certificates of deposit, money market deposits or bankers’ acceptances denominated in Euro, Sterling or US Dollars with a maturity of one year or less from the date of acquisition issued by a bank or trust company organized in an EU Member State, the United Kingdom of Great Britain and Northern Ireland or any commercial banking institution that is a member of the U.S. Federal Reserve System, in each case having combined capital and surplus and undivided profits of not less than €500.0 million, whose long-term, unsecured, unsubordinated and unguaranteed debt has a rating, at the time any investment is made therein, of at least A or the equivalent thereof from S&P and at least A2 or the equivalent thereof from Moody’s;

(c)	commercial paper with a maturity of one year or less from the date of acquisition issued by a corporation that is not the Company’s or any Restricted Subsidiary’s Affiliate and which is incorporated under the laws of an EU Member State, United Kingdom of Great Britain and Northern Ireland, the United States of America or any state thereof and, at the time of acquisition, having a short-term credit rating of at least A-1 or the equivalent thereof from S&P or at least P-l or the equivalent thereof from Moody’s;

(d)	repurchase obligations with a term of not more than thirty days for underlying securities of the type described in paragraph (a) above, entered into with a financial institution meeting the qualifications described in paragraph (b) above; and

(e)	Investments in money market mutual funds substantially all of the assets of which constitute Cash Equivalents of the kind described in paragraphs (a) to (d) (inclusive) above.

“Collateral” means the rights and assets over which security is granted to secure the liabilities and obligations under the Finance Documents pursuant to the Transaction Security Documents.

“Consolidated Fixed Charge Coverage Ratio” of the Company means, for any period, the ratio of (1) Adjusted EBITDA to (2) Consolidated Interest Expense; provided that:

(a)	if the Company or any Restricted Subsidiary has Incurred any Debt since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio is an Incurrence of Debt or both, Consolidated Net Income and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Debt as if such Debt had been Incurred on the first day of such period and the discharge of any other Debt repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Debt as if such discharge had occurred on the first day of such period;

(b)

if, since the beginning of such period, the Company or any Restricted Subsidiary shall have made any Asset Sale, Consolidated Net Income for such period shall be reduced by an amount equal to the Consolidated Net Income (if positive) directly attributable to the assets which are the subject of such asset sale for such period, or increased by an amount equal to the

Consolidated Net Income (if negative) directly attributable thereto, for such period and the Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Debt of the Company or of any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and the continuing Restricted Subsidiaries in connection with such Asset Sale for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Debt of such Restricted Subsidiary to the extent the Company and the continuing Restricted Subsidiaries are no longer liable for such Debt after such sale);

(c)	if, since the beginning of such period the Company or any Restricted Subsidiary (by merger, consolidation, amalgamation or other combination or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of an asset occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Consolidated Net Income and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Debt) as if such Investment or acquisition occurred on the first day of such period; and

(d)	if, since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Sale or any Investment or acquisition of assets that would have required an adjustment pursuant to Clause (b) or (c) if made by the Company or a Restricted Subsidiary during such period, Consolidated Net Income and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such asset sale or Investment or acquisition occurred on the first day of such period.

If any Debt bears a floating rate of interest and is being given pro forma effect, the interest expense on such Debt shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Debt for a period equal to the remaining term of such Interest Rate Agreement).

“Consolidated Interest Expense” means, for any period, without duplication and in each case determined on a consolidated basis in accordance with IFRS, the sum of:

(a)	the Company’s and the Restricted Subsidiaries’ interest expense on loans, notes and capital leases for such period, plus, to the extent not otherwise included in interest expense on loans, notes and capital leases:

(i)	amortization of debt discount and original issue discount;

(ii)	the net payments made or received pursuant to Hedging Agreements (including amortization of fees and discounts);

(iii)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and similar transactions; and

(iv)	the interest portion of any deferred payment obligation and amortization of debt issuance costs; plus

(b)	the interest component of the Company’s and the Restricted Subsidiaries’ Capitalized Lease Obligations accrued and/or scheduled to be paid or accrued during such period other than the interest component of Capitalized Lease Obligations between or among the Company and any Restricted Subsidiary or between or among Restricted Subsidiaries; plus

(c)	the Company’s and the Restricted Subsidiaries non-cash interest expenses and interest that was capitalized during such period; plus

(d)	the interest expense on Debt of another Person to the extent such Debt is guaranteed by the Company or any Restricted Subsidiary or secured by a Lien on the Company’s or any Restricted Subsidiary’s assets, but only to the extent that such interest is actually paid by the Company or such Restricted Subsidiary; plus

(e)	cash and non-cash dividends due (whether or not declared) on the Company’s Redeemable Capital Stock and any Restricted Subsidiary’s Preferred Stock (to any Person other than the Company and any Restricted Subsidiary), in each case for such period.

“Consolidated Net Income” means, for any period, the Company’s and the Restricted Subsidiaries’ consolidated net income (or loss) for such period as determined in accordance with IFRS, adjusted by excluding (to the extent included in such consolidated net income or loss), without duplication:

(a)	the portion of net income (and the loss unless and to the extent funded in cash by the Company or a Restricted Subsidiary) of any Person (other than the Company or a Restricted Subsidiary), including Unrestricted Subsidiaries, in which the Company or any Restricted Subsidiary has an equity ownership interest, except that the Company’s or a Restricted Subsidiary’s equity in the net income of such Person for such period shall be included in such Consolidated Net Income to the extent of the aggregate amount of dividends or other distributions actually paid to the Company or any Restricted Subsidiary in cash dividends or other distributions during such period;

(b)	the net income (but not the loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is not at the date of determination permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or its shareholders (other than restrictions (i) pursuant to this Agreement, (ii) contractual restrictions in effect on the Issue Date with respect to a Restricted Subsidiary, and other restrictions with respect to such Restricted Subsidiary that, taken as a whole, are not materially less favorable to the Holders than such restrictions in effect on the Issue Date, and (iii) restrictions specified in paragraph 7.2(l) of Section 7;

(c)	net after-tax gains attributable to the termination of any employee pension benefit plan;

(d)	any restoration to net income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the Issue Date;

(e)	any net gain arising from the acquisition of any securities or extinguishment, under IFRS, of any Debt of such Person;

(f)	the net income attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(g)	any gains (but not losses) from currency exchange transactions not in the ordinary course of business;

(h)	the net gain (or loss) realized upon the sale or other disposition of any asset or disposed operations of the Company or any Restricted Subsidiary (including pursuant to a sale/leaseback transaction) which is not sold or otherwise disposed of in the ordinary course of business (as determined in good faith by an Officer or the Board of Directors of the Company);

(i)	any extraordinary, exceptional, unusual or non-recurring gain, loss or charge;

(j)	any non-cash compensation charge or expense arising from any grant of stock, stock options or other equity based awards and any non-cash deemed finance charges in respect of any pension liabilities or other provisions; and

(k)	any unrealized gains or losses in respect of Hedging Agreements or other derivative instruments or forward contracts or any ineffectiveness recognized in earnings related to a qualifying hedge transaction or the fair value or changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of Hedging Agreements.

“Consolidated Senior Leverage Ratio,” as at any date of determination, means the ratio of:

(a)	the outstanding Senior Debt of the Company and its Restricted Subsidiaries on a consolidated basis, to

(b)	the pro forma Adjusted EBITDA for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available, in each case with such pro forma adjustments to Debt and Adjusted EBITDA as are consistent with the pro forma adjustments set forth in the definition of Consolidated Fixed Charge Coverage Ratio.

“Credit Facility” or “Credit Facilities” means, one or more debt facilities or indentures, as the case may be, (including this Agreement) or commercial paper facilities with banks, insurance companies or other institutional lenders providing for revolving credit loans, term loans, notes, letters of credit or other forms of guarantees and assurances or other credit facilities or extensions of credit, including overdrafts, in each case, as amended, restated, modified, renewed, refunded, replaced, refinanced, repaid, increased or extended in whole or in part from time to time.

“Currency Agreements” means, in respect of a Person, any spot or forward foreign exchange agreements and currency swap, currency option or other similar financial agreements or arrangements designed to protect such Person against or manage exposure to fluctuations in foreign currency exchange rates.

“Debt” means, with respect to any Person, without duplication:

(a)	all liabilities of such Person for borrowed money (including overdrafts) or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities Incurred in the ordinary course of business;

(b)	all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments;

(c)	all reimbursement obligations of such Person in connection with any letters of credit, bankers’ acceptances, receivables facilities or other similar facilities;

(d)	all debt of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), which is due more than one year after its incurrence but excluding trade payables arising in the ordinary course of business;

(e)	all Capitalized Lease Obligations of such Person;

(f)	all obligations of such Person under or in respect of Hedging Agreements (the amount of any such obligation to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time);

(g)	all Debt referred to in (but not excluded from) the preceding paragraphs (a) to (f) (inclusive) of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt (the amount of such obligation being deemed to be the lesser of the Fair Market Value of such property or asset and the amount of the obligation so secured);

(h)	all guarantees by such Person of Debt referred to in this definition of any other Person;

(i)	all Redeemable Capital Stock of such Person valued at the greater of its voluntary maximum fixed repurchase price and involuntary maximum fixed repurchase price; and

(j)	Preferred Stock of any Restricted Subsidiary,

in each case to the extent it appears as a liability on the balance sheet in accordance with IFRS; provided that the term “Debt” shall not include: (i) non-interest bearing instalment obligations and accrued liabilities Incurred in the ordinary course of business that are not more than 90 days past due; (ii) anything accounted for as an operating lease in accordance with IFRS as at the Issue Date; (iii) any pension obligations of the Company or a Restricted Subsidiary; and (iv) Debt incurred by the Company or one of the Restricted Subsidiaries in connection with a transaction where (a) such Debt is borrowed from a bank or trust company incorporated in any member state of the European Union as of the date of this Agreement, or any commercial banking institution that is a member of the U.S. Federal Reserve System, in each case having a combined capital and surplus and undivided profits of not less than €500 million, whose debt has a rating immediately prior to the time such transaction is entered into, of at least A or the equivalent thereof by S&P and A2 or the equivalent thereof by Moody’s and (b) a substantially concurrent Investment is made by the Company or a Restricted Subsidiary in the form of cash deposited with the lender of such Debt, or a Subsidiary or affiliate thereof, in amount equal to such Debt.

For purposes of this definition, the “maximum fixed repurchase price” of any Redeemable Capital Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Debt will be required to be determined pursuant to this Agreement, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value will be determined in good faith by the Board of Directors of the issuer of such Redeemable Capital Stock; provided, that if such Redeemable Capital Stock is not then permitted to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such Redeemable Capital Stock as reflected in the most recent financial statements of such Person.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as “Designated Non-cash Consideration” pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Euro” or “€” means the lawful currency of the member states of the European Union that participate in the third stage of the European Economic and Monetary Union.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than Euro, at any time for the determination thereof, the amount of Euro obtained by converting such foreign currency involved in such computation into Euro at the spot rate for the purchase of Euro with the applicable foreign currency as published under “Currency Rates” in the section of The Financial Times entitled “Currencies, Bonds & Interest Rates” on the date two Business Days prior to such determination.

“Excess Proceeds” has the meaning given to such term in Section 4.2 of this Schedule 18.

“Fair Market Value” means, with respect to any asset or property, the sale value that would be obtained in an arm’s-length free market transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Company’s Board of Directors.

“guarantee” means, as applied to any obligation:

(a)	a guarantee (other than by endorsement of negotiable instruments for collection or deposit in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation; and

(b)	an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, by the pledge of assets and the payment of amounts drawn down under letters of credit.

“Hedging Agreements” means Currency Agreements, Interest Rate Agreements and Power Agreements.

“IFRS” means International Financial Reporting Standards as in effect from time to time.

“Incur” or “Incurrence” has the meaning given to such term under Section 1 (Limitation on Debt).

“Indenture” means the indenture between, inter alios, the Company and Barclays Bank PLC dated February 12, 2010.

“Interest Rate Agreements” means, in respect of a Person, any interest rate protection agreements and other types of interest rate hedging agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) designed to protect such Person against or manage exposure to fluctuations in interest rates.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other similar obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions in consideration of Debt, Capital Stock or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS. If the Company or any Subsidiary of the Company sells or otherwise disposes of any equity interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the definition of Fair Market Value. The acquisition by Company or any Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by Company or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of Section 2 (Limitation on Restricted Payments). Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Issue Date” means 12 February, 2010.

“Lien” means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation, assignment for or by way of security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired. A Person will be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

“Management Advances” means loans or advances made to, or Guarantees with respect to loans or advances made to, directors, officers, employees or consultants of the Company or any Restricted Subsidiary for purposes of funding any such person’s purchase of Capital Stock of the Company or its Subsidiaries with the approval of the Board of Directors.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Cash Proceeds” means:

(a)	with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of:

(i)	brokerage commissions and other fees and expenses (including, without limitation, fees and expenses of legal counsel, accountants, investment banks and other consultants) related to such Asset Sale;

(ii)	provisions for all taxes paid or payable, or required to be accrued as a liability under IFRS as a result of such Asset Sale;

(iii)	all distributions and other payments required to be made to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale; and

(iv)	appropriate amounts required to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve in accordance with IFRS against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers’ Certificate delivered to the Trustee; and

(b)	with respect to any capital contributions, issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, or debt securities or Capital Stock that have been converted into or exchanged for Capital Stock as referred to under Section 2 (Limitation on Restricted Payments), the proceeds of such issuance or sale in the form of cash or Cash Equivalents, payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of attorney’s fees, accountant’s fees and brokerage, consultation, underwriting and other fees and expenses actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of thereof.

“Notes” means the 9.50% Senior Secured Notes due 2017 issued on 12 February 2010 and any Additional Notes.

“Note Guarantee” means any guarantee of the Company’s obligations under the Indenture and the Notes by any Restricted Subsidiary or any other Person in accordance with the provisions of the Indenture.

“Officers’ Certificate” means a certificate signed by two officers of (or such number of managing directors authorized to represent) the Company and delivered to the Agent.

“Pari passu Debt” means Senior Debt including, without limitation, (a) any Debt of the Company that ranks equally in right of payment with the Notes or (b) with respect to any Guarantee, any Debt that ranks equally in right of payment to such Guarantee.

“Permitted Business” means any business related, ancillary or complementary to the business of the Company and the Restricted Subsidiaries on the date of this Agreement.

“Permitted Collateral Liens” means any Lien on the Collateral:

(a)	to secure:

(i)	Pari passu Debt of the Company or a Restricted Subsidiary (which in the case of this paragraph (i), may have priority in an intercreditor waterfall) that is permitted to be Incurred under paragraph 1.2 (a) or (b) of Section 1 (Limitation on Debt);

(ii)	Pari passu Debt of the Company or a Guarantor that is permitted to be Incurred under paragraph 1.1 of Section 1 (Limitation on Debt) (including, without limitation, paragraph 1.1 (c));

(iii)	any obligations under Hedging Agreements;

(iv)	any bank account that is a blocked account with a bank that has provided a guarantee or other assurance against loss on behalf of the Company or a Restricted Subsidiary in respect of rental lease, supplier or stock payments;

(v)	Liens on Collateral that are described in paragraphs (e), (f), (h), (i), (m), (p) (but only to the extent the Lien being extended, renewed or replaced was already a Permitted Collateral Lien) and (q) (but only to the extent the Lien being refinanced was already a Permitted Collateral Lien) of the definition of Permitted Liens; or

(vi)	any Permitted Refinancing Debt thereof; or

(b)	that is a statutory Lien arising by operation of law,

provided that such Lien either ranks: (A) equal to all other Liens on such Collateral securing Pari passu Debt of the Company or the relevant Guarantor, if the Lien secures Pari passu Debt; or (B) junior to the Liens securing the liabilities and obligations under the Finance Documents; provided further that, in the case of paragraphs (a)(i) to (a)(vi) (inclusive) and (b) above, any Debt related to such Lien does not rank in priority to the liabilities and obligations under the Finance Documents in any appropriation or distribution provisions in the Intercreditor Agreement (or any similar agreement among creditors).

“Permitted Debt” has the meaning given to such term under Section 1 (Limitation on Debt).

“Permitted Investments” means any of the following:

(a)	Investments in cash or Cash Equivalents;

(b)	intercompany Debt to the extent permitted under paragraph (d) of the definition of “Permitted Debt;”

(c)	Investments in: (i) the form of loans or advances to the Company; (ii) a Restricted Subsidiary; or (iii) another Person if as a result of such Investment such other Person becomes a Restricted Subsidiary or such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or a Restricted Subsidiary;

(d)	Investments made by the Company or any Restricted Subsidiary as a result of or retained in connection with an Asset Sale permitted under or made in compliance with Section 4 (Limitation on Asset Sales) to the extent such Investments are non-cash proceeds permitted thereunder;

(e)	expenses or advances to cover payroll, travel entertainment, moving, other relocation and similar matters that are expected at the time of such advances to be treated as expenses in accordance with IFRS;

(f)	(subject to Clause 23.29 (Note Purchase Condition) of this Agreement) Investments in the Notes;

(g)	Investments existing, or made pursuant to legally binding commitments in existence, at the Issue Date and any Investment that amends, extends, renews, replaces or refinances an Investment existing on the date of this Agreement; provided that such new Investment is on terms and conditions no less favorable to the Company or the applicable Restricted Subsidiary than the Investment being amended, extended, renewed, replaced or refinanced;

(h)	Investments in Hedging Agreements permitted under paragraph 1.2(h) of Section 1 (Limitation on Debt);

(i)	loans and advances (or guarantees to third party loans, but not any forgiveness of such loans or advances) to directors, officers or employees of the Company or any Restricted Subsidiary made in the ordinary course of business and consistent with the Company’s past practices or past practices of the Restricted Subsidiaries, as the case may be, in an amount outstanding not to exceed at any one time €1.0 million;

(j)	Investments in a Person to the extent that the consideration therefor consists of the Company’s Qualified Capital Stock or the Net Cash Proceeds of the substantially concurrent issue and sale (other than to any Subsidiary) of shares of the Company’s Qualified Capital Stock; provided that the Net Cash Proceeds of such sale have been excluded from, and shall not have been included in, the calculation of the amount determined under paragraph 2.2(c)(ii) of Section 2 (Limitation on Restricted Payments);

(k)	(i) stock, obligations or securities received in satisfaction of judgments, foreclosure of liens or settlement of debts and (ii) any Investments received in compromise of obligations of such persons that were Incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(l)	Investments of the Company or the Restricted Subsidiaries described under item (iv) to the proviso to the definition of “Debt;”

(m)	lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business;

(n)	guarantees permitted to be incurred under Section 1 (Limitation on Debt);

(o)	pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business or liens otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 3 (Limitation on Liens);

(p)	Investments by the Company or any Restricted Subsidiary in Qualified Joint Ventures, the amount of which, measured by reference to the Fair Market Value of each such Investment on the day it was made, not to exceed the greater of €15.0 million or 3% of Total Assets in the aggregate outstanding at any one time; and

(q)	other Investments in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this paragraph (o) that are at the time outstanding, not to exceed €20.0 million.

“Permitted Liens” means the following types of Liens:

(a)	Liens under the Transaction Security Documents;

(b)	Liens on any property or assets of a Restricted Subsidiary granted in favour of the Company or any Restricted Subsidiary;

(c)	any interest or title of a lessor under any Capitalized Lease Obligation and Liens to secure Debt (including Capitalized Lease Obligations) permitted by paragraph 1.2(f) of Section 1 (Limitation on Debt) covering only the assets acquired with such Debt;

(d)	Liens arising out of conditional sale, title retention, consignment, deferred payment or similar arrangements for the sale or purchase of goods entered into by the Company or any Restricted Subsidiary in the ordinary course of business in accordance with the Company’s or such Restricted Subsidiary’s past practices prior to the Issue Date;

(e)	statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen, employees, pension plan administrators or other like Liens arising in the ordinary course of the Company’s or any Restricted Subsidiary’s business and with respect to amounts not yet delinquent for more than 60 days or being contested in good faith by appropriate proceedings and for which a reserve or other appropriate provision, if any, as shall be required in conformity with IFRS shall have been made or Liens arising solely by virtue of any statutory or common law provisions relating to attorney’s liens or bankers’ liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depositary institution;

(f)	Liens for taxes, assessments, government charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with IFRS shall have been made;

(g)	Liens Incurred or deposits made to secure the performance of tenders, bids or trade or government contracts, or to secure leases, statutory or regulatory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature Incurred in the ordinary course of business;

(h)	zoning restrictions, easements, licenses, reservations, title defects, rights of others for rights-of-way, utilities, sewers, electrical lines, telephone lines, telegraph wires, restrictions, encroachments and other similar charges, encumbrances or title defects incurred in the ordinary course of business that do not in the aggregate materially interfere with in any material respect the ordinary conduct of the business of the Company and its Restricted Subsidiaries on the properties subject thereto, taken as a whole;

(i)	Liens arising by reason of any judgment, decree or order of any court so long as such Lien is adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(j)	Liens on property of, or on shares of Capital Stock or Debt of, any Person existing at the time such Person is acquired by, merged with or into or consolidated with any Restricted Subsidiary (or at the time the Company or a Restricted Subsidiary acquires such property, Capital Stock or Debt); provided that such Liens: (i) do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired or than those of the Person merged into or consolidated with the Restricted Subsidiary; and (ii) were created prior to, and not in connection with or in contemplation of, such acquisition, merger, consolidation, amalgamation or other combination;

(k)	Liens securing the Company’s or any Restricted Subsidiary’s obligations under Hedging Agreements permitted under paragraph 1.2(h) of Section 1 (Limitation on Debt) or any collateral for the Debt to which such Hedging Agreements relate;

(l)	Liens Incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or other insurance;

(m)	Liens Incurred in connection with any cash management program established in the ordinary course of business for the Company’s benefit or that of any Restricted Subsidiary in favour of a bank or trust company of the type described in Section 6 (Limitation on Guarantees of Debt by Restricted Subsidiaries);

(n)	Liens made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any Restricted Subsidiary, including rights of offset and set-off;

(o)	Liens on assets of a Restricted Subsidiary of the Company that is not a Guarantor to secure Debt of such Restricted Subsidiary (or any other Restricted Subsidiary that is not a Guarantor) and that is otherwise permitted under this Agreement;

(p)	any extension, renewal or replacement, in whole or in part, of any Lien; provided that any such extension, renewal or replacement shall be no more restrictive in any material respect than the Lien so extended, renewed or replaced and shall not extend in any material respect to any additional property or assets;

(q)	Liens securing Debt Incurred to refinance Debt that has been secured by a Lien permitted by this Agreement; provided that: (i) any such Lien shall not extend to or cover any assets not securing the Debt so refinanced; and (ii) the Debt so refinanced shall have been permitted to be Incurred;

(r)	purchase money Liens to finance property or assets of the Company or any Restricted Subsidiary acquired in the ordinary course of business; provided that: (i) the related purchase money Debt shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets so acquired; and (ii) the Lien securing such Debt shall be created within 90 days of any such acquisitions;

(s)	Liens Incurred by the Company or any Restricted Subsidiary with respect to obligations that do not exceed €20.0 million at any one time outstanding;

(t)	Liens resulting from escrow arrangements entered into in connection with the disposition of assets;

(u)	any right of refusal, right of first offer, option or other arrangement to sell or otherwise dispose of an asset of the Company or any Restricted Subsidiary; and

(v)	any security arising under Dutch General Banking Terms and Conditions (Algemene Bankvoorwaarden) or the equivalent in any other jurisdiction of relevant banking or financing institutions in each case with whom the Company or a Restricted Subsidiary maintains a banking relationship in the ordinary course of business; and

(w)	Permitted Collateral Liens.

“Permitted Refinancing Debt” means any renewals, extensions, substitutions, defeasances, discharges, refinancings or replacements (each, for purposes of this definition and Clause 1.2(k) of Section 1 (Limitation on Debt), a “refinancing”) of any Debt of the Company or a Restricted Subsidiary or pursuant to this definition, including any successive refinancings, as long as:

(a)	such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of: (i) the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being refinanced; and (ii) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such refinancing;

(b)	the Average Life of such Debt is equal to or greater than the Average Life of the Debt being refinanced;

(c)	the Stated Maturity of such Debt is no earlier than the Stated Maturity of the Debt being refinanced;

(d)	if the Debt being renewed, extended, substituted, defeased, discharged, refinanced or replaced is subordinated in right of payment to the Facility, such Permitted Refinancing Debt is subordinated in right of payment to the Facility on terms at least as favorable to the Lenders as those contained in the documentation governing the Debt being renewed, extended, substituted, defeased, discharged, refinanced or replaced; and

(e)	the new Debt is not senior in right of payment to the Debt that is being refinanced, provided that Permitted Refinancing Debt will not include (i) Debt of a Subsidiary (other than a Guarantor) that refinances the Debt of any Guarantor or (ii) Debt of any Restricted Subsidiary that refinances Debt of an Unrestricted Subsidiary.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Power Agreements” means, in respect of a Person, any type of hedging agreements designed to protect such Person against or manage exposure to fluctuations in power costs.

“Preferred Stock” means, with respect to any Person, Capital Stock of any class or classes (however designated) of such Person that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class of such Person, whether now outstanding or issued after the Issue Date and including, without limitation, all classes and series of preferred or preference stock of such Person.

“pro forma” means, with respect to any calculation made or required to be made pursuant to the terms of the Notes, a calculation made in good faith by the Company’s chief financial officer.

“Qualified Capital Stock” of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

“Qualified Joint Venture” means a joint venture that is not a Subsidiary of the Company or any of its Restricted Subsidiaries in which the Company or any of its Restricted Subsidiaries has a direct or indirect ownership interest and that is engaged in a Permitted Business.

“Redeemable Capital Stock” means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the Termination Date or is redeemable at the option of the holder thereof at any time prior to the Termination Date, or is convertible into or exchangeable for debt securities at any time prior to the Termination Date.

“Replacement Assets” means non-current properties and assets (including Capital Stock of a Person that is or becomes a Restricted Subsidiary and such Restricted Subsidiary is useful in the Company’s business or in that of the Restricted Subsidiaries or any and all businesses that in the good faith judgment of the Board of Directors of the Company are reasonably related) that replace the properties and assets that were the subject of an Asset Sale or non-current properties and assets that are useful in the Company’s business or in that of the Restricted Subsidiaries or any and all businesses that in the good faith judgment of the Board of Directors of the Company are reasonably related.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“S&P” means Standard and Poor’s Ratings Service, a division of The McGraw-Hill Companies, Inc. and its successors.

“Senior Debt” means (i) any Debt of the Company or any Guarantor that is either secured or not Subordinated Debt and (ii) any Debt of a Restricted Subsidiary that is not a Guarantor other than Debt Incurred pursuant to paragraph 1.2(d) of Section 1 (Limitation on Debt).

“Stated Maturity” means, when used with respect to the Facility, the Termination Date, when used with respect to any Note or any instalment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such instalment of interest, respectively, is due and payable, and, when used with respect to any other debt, means the date specified in the instrument governing such debt as the fixed date on which the principal of such debt, or any instalment of interest thereon, is due and payable.

“Subordinated Debt” means Debt of the Company or any of the Guarantors that is subordinated in right of payment to the Facility.

“Subsidiary” means, with respect to any Person:

(a)	a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person; and

(b)	any other Person (other than a corporation), including, without limitation, a partnership, limited liability company, business trust or joint venture, in which such Person, one or more Subsidiaries of such Person or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions).

“Total Assets” means the consolidated total assets of the Company and its Restricted Subsidiaries as shown on the most recent balance sheet (excluding the notes thereto) of the Company.

“Unrestricted Subsidiary” means:

(a)	any Subsidiary of the Company that at the time of determination is an Unrestricted Subsidiary (as designated by the Company’s Board of Directors pursuant to Section 8 (Designation of Unrestricted and Restricted Subsidiaries)); and

(b)	any Subsidiary of an Unrestricted Subsidiary.

“Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the Board of Directors, managers or trustees (or Persons performing similar functions) of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

SCHEDULE 19

FORM OF ANCILLARY FACILITY REQUEST

To:	[Barclays Bank PLC] as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below)

From:	[Interxion Holding N.V.] as Obligor’s Agent

Date:

Interxion Holding N.V. – EUR 60,000,000 Facility Agreement dated 1 February 2010

(as amended or as amended and restated from time to time) (the “Facility Agreement”)

Dear Sirs

1.	We refer to the Facilities Agreement. This is an Ancillary Facility Request. Terms defined in the Facilities Agreement have the same meaning in this Ancillary Facility Request unless given a different meaning in this Ancillary Facility Request.

2.	We wish to establish an Ancillary Facility under the Facility on the following terms:

Proposed Borrower(s)	[—]

Proposed Ancillary Commencement Date:	[—]

Proposed expiry date of the Ancillary Facility:	[—]

Proposed Type of Ancillary Facility:	[—]

Proposed Ancillary Lender:	[—]

Proposed Ancillary Commitment:	[—]

Proposed maximum amount of Ancillary Facility:	[—]

[If the Ancillary Facility is an overdraft facility comprising more than one account, its maximum gross amount (that amount being the “Designated Gross Amount”) and its maximum net amount (that amount being the “Designated Net Amount”)]	[—]

Proposed Currency of Ancillary Facility(if not Base Currency):	[—]

3.	We confirm that each condition specified in Clause 7.2(b) (Availability) of the Facilities Agreement is satisfied on the date of this Ancillary Facility Request.

4.	A copy of the proposed Ancillary Document will follow.

5.	This Ancillary Facility Request is irrevocable.

Yours faithfully

Authorised signatory for

SCHEDULE 20

FORM OF AFFILIATE ELECTION NOTICE

To:	[BARCLAYS BANK PLC] as Agent

To:	Interxion Holding N.V.

From:	[THE RELEVANT LENDER] (the “Lender”)

Date:	[ ]

Interxion Holding N.V. – EUR 60,000,000 Facility Agreement dated 1 February 2010

(as amended or as amended and restated from time to time) (the “Facility Agreement”)

1.	We refer to the Agreement. This is an Affiliate Election Notice. Terms defined in the Agreement have the same meaning in this Affiliate Election Notice unless given a different meaning in this Affiliate Election Notice.

2.	We refer to Clause 1.6 (Affiliates of Lenders) of the Agreement. For Loans made to [specify Borrower and jurisdiction], we may participate in Loans made to such Borrower by using our branch or Affiliate, [specify name of branch or Affiliate]. The Facility Office and address, fax number and attention details of [specify name of branch or Affiliate] are set out below:

Facility Office:

Address:

Fax Number

Attention: .

3.	This Affiliate Election Notice and any non-contractual obligations arising out of or in connection with it are governed by English law.

4.	This Affiliate Election Notice has been entered into on the date stated at the beginning of this Affiliate Election Notice.

[insert full name of Lender]

By:

Address:

Fax:

Accepted by the Agent

for and on behalf of

Barclays Bank PLC

Date:

SCHEDULE 21

FORM OF LENDER ACCESSION UNDERTAKING

To:	Barclays Bank PLC as Agent for the Finance Parties (each as defined in the Facility Agreement referred to below); and

Barclays Bank PLC as Security Trustee for itself and each of the other parties to the Intercreditor Agreement referred to below.

From:	[Acceding Lender]

Dated:	[ ]

Dear Sirs

Interxion Holding N.V. – EUR 60,000,000 Facility Agreement dated 1 February 2010

(as amended or as amended and restated from time to time) (the “Facility Agreement”)

THIS UNDERTAKING is made on [date] by [insert full name of new Lender] (the “Acceding Lender”) in relation to the Facility Agreement. Terms defined in the Facility Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

The Acceding Lender is an Affiliate of a Lender and has become a provider of the Facility. In consideration of the Acceding Lender being accepted as a Lender for the purposes of the Facility Agreement, the Acceding Lender confirms, for the benefit of the parties to the Facility Agreement, that, as from [date], it intends to be party to the Facility Agreement as a Lender, and undertakes to perform all the obligations expressed in the Facility Agreement to be assumed by a Finance Party and agrees that it shall be bound by all the provisions of any Facility Agreement, as if it had been an original party to the Facility Agreement as a Lender.

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS UNDERTAKING has been entered into on the date stated above.

Acceding Lender

[insert full name of Acceding Lender]

By:

Address:

Fax:

Accepted by the Security Trustee	[Accepted by the Facility Agent]

for and on behalf of	for and on behalf of

[Insert full name of Security Trustee]	[Insert full name of Facility Agent]

Date:	Date: